ANNUAL INFORMATION FORM

of

ENDEAVOUR SILVER CORP.

(the "Company" or "Endeavour")

Suite 1130 - 609 Granville Street

Vancouver, British Columbia

Canada, V7Y 1G5

Phone: (604) 685-9775

Dated as of March 27, 206 as amended on April 10, 2026

NOTICE TO READER:

Endeavour Silver Corp. is filing an amended annual information form for the year ended December 31, 2025, in order to correct certain inadvertent typographical errors contained in the table for Silver-Lead-Zinc Indicated Resources under Section 4.4, such that the corrected disclosure aligns with the applicable technical report and the Company’s historical mineral resource disclosure. No other information contained in the annual information form has been amended.

- ii -

ITEM 1: PRELIMINARY NOTES

1.1 Incorporation of Documents by Reference

Except as otherwise disclosed herein, all financial information in this Annual Information Form ("AIF") has been prepared in accordance with International Financial Reporting Standards ("IFRS") as prescribed by the International Accounting Standards Board.

The information provided in the AIF is supplemented by disclosure contained in the technical reports listed below. The detailed disclosure in each of the technical reports below is incorporated by reference into this AIF.

Type of Document	Report Date / Effective Date	Date Filed / Posted	Document name which may be viewed at the SEDAR website at www.sedarplus.ca
NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Guanaceví Project, Durango State, Mexico	December 14, 2022 (Effective date: November 5, 2022)	January 26, 2023	Technical Report (NI 43-101) - English Qualification Certificate(s) and Consent(s)
NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Bolañitos Project, Guanajuato State, Mexico	December 14, 2022 (Effective date: November 9, 2022)	January 26, 2023	Technical Report (NI 43-101) - English Qualification Certificate(s) and Consent(s)

Mineral Resource Estimate for the Pitarrilla Ag-Pb-Zn Project, Durango State, Mexico (Amended)	Report Date: March 15, 2023 (Effective Date: October 6, 2022)	March 29, 2023	Technical Report (NI 43-101) - English Qualification Certificate(s) and Consent(s)
Technical Report on the Huachocolpa Uno Mine Property, Huancavelica Province, Peru	Report Date: March 27, 2025 (Effective Date: December 31, 2024)	April 1, 2025	Technical Report (NI 43-101) - English

More information regarding the Company's Terronera (as defined herein) project can be found under "Mineral Projects - Recent Developments - Terronera Project, Jalisco State, Mexico" of this AIF.

References to "the Company" or "Endeavour" are to Endeavour Silver Corp. and, where applicable and as the context requires, include its subsidiaries.

1.2 Date of Information

All information in this AIF is as of December 31, 2025, unless otherwise indicated.

1.3 Forward-Looking Statements

This AIF contains "forward-looking statements" within the meaning of the U.S. Securities Litigation Reform Act of 1995, as amended and "forward-looking information" within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, forecasts, objectives, assumptions or future events or performance are not statements of historical fact and may be forward looking statements. Such forward-looking statements concern, without limitation: the Company's anticipated results and developments in the Company's operations in future periods; the Company's areas of focus; planned exploration and development of the Company's properties, the timing and completion of the Company's studies; plans related to the Company's business, economic estimates, estimated future exploration and development expenditures and other expenses, and the timing and results of various related activities. These statements relate to analyses and other information that are based on expectations of future performance, including silver, gold, lead, zinc and copper production and planned work programs.

Endeavour Silver Corp.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are made based upon certain assumptions and other important factors that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. The Company has made assumptions based on many of these factors which include, without limitation:

• present and future business strategies;

• the environment in which the Company will operate in the future, including the price of silver, gold, zinc, lead and copper;

• anticipated cost and the ability to achieve goals;

• the Company's forecasted mine economics;

• the reliability of mineral resource estimates;

• the Company's ability to maintain surface rights and legal access to property and mineral claims;

• the continuation of exploration and mining operations; and

• no material adverse change in the market price of commodities.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation, the following and those disclosed in this AIF under "Description of the Business - Risk Factors":

  risks related to the Company's Debt Facility (as defined herein);
  risks related to increased interest rates;
  risks related to precious and base metal price fluctuations;
  risks related to fluctuations in the price of consumed commodities;
  risks related to fluctuations in the currency markets (particularly the Mexican peso, Peruvian Sol, Chilean peso, Canadian dollar and United States dollar);
  risks related to increased competition that could adversely affect the Company's ability to attract necessary capital funding or acquire suitable producing properties for mineral exploration in the future;
  risks related to the inherently dangerous activity of mining, including conditions or events beyond the Company's control, and operating or technical difficulties in mineral exploration, development and mining activities;
  risks related to inadequate insurance or inability to obtain adequate insurance;
  uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that the Company's development activities will result in profitable mining operations;
  risks related to the adequacy or availability of infrastructure to support current or future mining developments;
  uncertainty in the Company's ability to fund the development of its mineral properties or the completion of further exploration programs;
  risks related to the Company's reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined;

  uncertainty as to the market price of silver and gold and other metals;
  risks related to volatility of global financial markets and the Company's share price;
  uncertainty in the Company's ability to obtain adequate financing for planned mine development and further exploration programs;
  uncertainty in the Company's ability to replenish current reserves and resources;
  risks related to the Company's ability to acquire new projects and to successfully integrate the acquisitions;
  risks related to the Company operating in foreign jurisdictions, including political, economic, and regulatory instability;
  risks related to changes in governmental regulations, including environmental, tax and labour laws and obtaining necessary licenses and permits;
  risk related to the potential impact of any tariffs, countervailing duties or other trade restrictions;
  risks related to the United States-Iran, Ukraine-Russia and Israel-Palestine conflicts;
  risks related to mine closure and reclamation;
  risks related to climate change;
  risks related to health and safety hazards;
  risks related to defects in title to the Company's assets and surface rights;
  risks related to the Company's mineral properties being subject to indigenous peoples' claims;
  risks related to recruiting and retaining qualified personnel;
  risks related to community relations;
  risks related to the Company's officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests;
  risks related to our reliance on third parties;
  risks related to dilution;
  risks related to differences in U.S. and Canadian reporting of mineral reserves and resources;
  risks related to financial reporting standards;
  risks related to potential weaknesses in internal control over financial reporting;
  risks related to our status as a "foreign private issuer" under U.S. federal securities laws;
  risks related to legal proceedings;
  risks related to anti-corruption and anti-bribery laws;
  risks related to compliance with Canada's Extractive Sector Transparency Act and the United State's Disclosure of Payments by Resource Extraction Issuers;
  risks related to fraudulent or illegal activity by employees, contractors or consultants;
  risks related to our information systems and cyber security;
  risks related to the use of technology and artificial intelligence systems; and
  risks relating to financial instruments.

This list is not exhaustive of the factors that may affect the Company's forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company's forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this AIF. The Company will update forward-looking statements and information if and when, and to the extent, required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Certain forward-looking statements and information in this AIF may be considered "financial outlook" within the meaning of applicable Canadian securities legislation. Financial outlook is presented in this AIF for the purpose of assisting investors and others in understanding certain key elements of the Company's financial results and business plan, as well as the objectives, strategic priorities and business outlook of the Company, and in obtaining a better understanding of the Company's anticipated operating environment. Readers are cautioned that such financial outlook may not be appropriate for other purposes.

1.4 Conversion Table

All data and information are presented in metric units. In this AIF, the following conversion factors were used:

2.47 acres	=	1 hectare	1%	=	10,000 ppm
3.28 feet	=	1 metre	0.4047 hectares	=	1 acre
0.62 miles	=	1 kilometre	0.3048 metres	=	1 foot
0.032 ounces (troy)	=	1 gram	1.609 kilometres	=	1 mile
1.102 tons (short)	=	1 tonne	31.103 grams	=	1 ounce (troy)
0.029 ounces/ton	=	1 gram/tonne	0.907 tonnes	=	1 ton
1 ppm	=	1 gram/tonne	34.286 grams/tonne	=	1 ounce/ton
1 ounce/ton	=	34.286 ppm

1.5 Technical Abbreviations

Ag	silver	M	metres
Ag Eq.	silver equivalent	NI 43-101	National Instrument 43-101 Standards of Disclosure for Mineral Projects
Au	Gold	NSR	net smelter returns
Au Eq.	gold equivalent	opt	ounces per ton
aver.	average	oz	ounce(s)
cm	centimetres	Pb	lead
g	grams	RC	reverse circulation
gpt or g/t	grams per tonne	T	tonne
ha	hectares	tpd	tonnes per day
km	kilometres	Tr	trench
lb	pound	Zn	zinc

1.6 Currency and Exchange Rates

All dollar amounts in this AIF are expressed in U.S. dollars ("$") unless otherwise indicated. References to "CAD" are to Canadian dollars.

The high, low, average and closing rates for the United States dollar in terms of Canadian dollars for each of the financial periods of the Company ended December 31, 2025, December 31, 2024, and December 31, 2023, as quoted by the Bank of Canada, were as follows:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
High	1.4603	1.4416	1.3875
Low	1.3558	1.3316	1.3128
Average	1.3978	1.3698	1.3497
Closing	1.3706	1.4389	1.3226

On December 31, 2025, the closing exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = CAD$ 1.3706 (CAD$1.00 = U.S.$0.7296). On March 27, 2026, the daily average exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = CAD$ 1.3875 (CAD$1.00 = U.S.$ 0.72072).

1.7 Classification of Mineral Reserves and Resources

In this AIF, the definitions of proven and probable mineral reserves, and measured, indicated and inferred mineral resources are those used by the Canadian provincial securities regulatory authorities and conform to the definitions utilized by the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM"), as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended.

1.8 Cautionary Note to U.S. Investors concerning Estimates of Mineral Reserves and Measured, Indicated and Inferred Mineral Resources

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. As a result, the Company reports the mineral reserves and resources of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the United States Securities and Exchange Commission ("SEC") that are applicable to domestic United States reporting companies under subpart 1300 of Regulation S-K ("S-K 1300") under the Exchange Act. As an issuer that prepares and files its reports with the SEC pursuant to the MJDS, the Company is not subject to the requirements of S-K 1300. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under or differ from those prepared in accordance with S-K 1300. Accordingly, information included or incorporated by reference in this AIF concerning descriptions of mineralization and estimates of mineral reserves and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of S-K 1300.

ITEM 2: CORPORATE STRUCTURE

2.1 Name, Address and Incorporation

The Company was incorporated under the laws of the Province of British Columbia on March 11, 1981, under the name, "Levelland Energy & Resources Ltd". Effective August 27, 2002, the Company changed its name to "Endeavour Gold Corp.". On September 13, 2004, the Company changed its name to "Endeavour Silver Corp.", transitioned from the Company Act (British Columbia) to the Business Corporations Act (British Columbia) and increased its authorized share capital to unlimited common shares without par value.

The Company's principal business office is located at:

Suite 1130 - 609 Granville Street

Vancouver, British Columbia

Canada, V7Y 1G5

and its registered and records office is located at:

1133 Melville St #3500,

Vancouver, BC V6E 4E5

Canada, V6C 3H4

2.2 Subsidiaries

The Company conducts its business primarily in Mexico and Peru through subsidiary companies. The following table lists the Company's material direct and indirect subsidiaries, their jurisdiction of incorporation, and percentage owned by the Company directly, indirectly or beneficially.

Name of Company	Incorporated	Percentage owned directly or indirectly

Refinadora Plata Guanaceví, S.A. de C.V.	Mexico	100%
Mina Bolañitos S.A de C.V.(1)	Mexico	100%
Terronera Precious Metals S.A. de C.V.	Mexico	100%
Minera Pitarrilla S.A. de C.V.	Mexico	100%
Compañia Minera Kolpa S.A.	Peru	100%

Note:

(1) On January 15, 2026, the Company completed the sale of Mina Bolañitos S.A de C.V. to Guanajuato Silver Company Ltd.

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS

The Company is a Canadian mineral company engaged in the evaluation, acquisition, exploration, development and exploitation of precious metal properties in Mexico, Peru, Chile and the U.S. The Company completed the sale of the Bolañitos Mine in Guanajuato acquired in 2007 ("Bolañitos") in 2026. Subsequent to the sale of the Bolañitos Mine, the Company has two producing silver-gold mines in Mexico and one in Peru: the Guanaceví Mine in Durango acquired in 2004 ("Guanaceví"), the Terronera Mine in Jalisco state acquired in 2010 ("Terronera"), and the Kolpa Mine, a silver-zinc-lead-copper mine in Peru acquired in 2025 ("Kolpa"). The prospective Pitarrilla property in Durango State was acquired in 2022 and the Parral properties in Chihuahua were acquired in 2016.

The Company has several early stage exploration projects in Chile accumulated since 2012.

In 2021, the Company acquired the Bruner property, located in Nye County, Nevada, U.S. which is an exploration project that includes mineral claims, mining rights, property assets, water rights, and government authorizations and permits.

3.1 Three Year History

Financial Year ended December 31, 2023

In April 2023, the Company made a formal decision to proceed with the construction of an underground mine and mill at the Terronera Project. The board of directors of the Company (the "Board") approved the construction based on an operating scenario, consisting of a process plant with 2,000 tonne per day capacity and an initial capital expenditure cost of $230 million. A comprehensive review of the remaining cost-to-complete was then completed in January 2024 with forecasted initial capital costs updated to $271 million.

On June 16, 2023, the Company filed a short form base shelf prospectus (the "Base Shelf") to qualify the distribution of various securities, including common shares. The distribution of such securities of the Company may be effected from time to time in one or more transactions at a fixed price or prices, which may vary with market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be at-the-market ("ATM") distributions.

On June 27, 2023, the Company entered into an ATM equity facility under which were issued 23,428,572 common shares at an average price of $2.47 per share for gross proceeds of $57.9 million, less commission of $1.1 million and recognized $0.2 million of other transaction costs. The June 2023 ATM facility was completed in November 2023.

On August 30, 2023, the Company through its wholly owned subsidiary, Minera Plata Adelante, S.A. de C.V., completed the sale of its interest in the 1% Cozamin royalty (the "Cozamin Royalty") to Gold Royalty Corp. for total consideration of $7.5 million in cash. The Cozamin Royalty applies to two concessions (Calicanto and Vicochea) on Capstone Copper's Cozamin copper-silver mine. The Company obtained the Cozamin Royalty through a concession division agreement signed in 2017 on seven wholly-owned concessions which were acquired for $0.5 million. The sale agreement includes an option granted to Gold Royalty Corp. to purchase any additional royalties which may be granted on the five remaining concessions under the 2017 concession division agreement.

On October 6, 2023, the Company, through its wholly owned subsidiary Terronera Precious Metals, S.A. de C.V., executed a credit agreement with Société Générale and ING Bank N. V. with certain definitive terms agreed for a senior secured debt facility for up to $120 million (the "Debt Facility").

A summary of the key terms of the Debt Facility are as follows:

• Facility Amount: Up to $120 million principal amount on senior secured debt.

• Term: 8.5 years, including a 2-year grace period during the construction phase.

• Interest rate: US Secured Overnight Financing Rate ("SOFR") + 4.50% per annum prior to completion and SOFR + 3.75% per annum from completion of the Terronera Project until the fifth anniversary of the loan, and SOFR + 4.25% from the fifth anniversary onwards.

• Repayment and Maturity: Principal payments are payable in quarterly installments commencing in the fourth quarter of 2025. Cash sweep will be applied to 35% of excess cash flow after debt service from the fourth quarter of 2025, until $35 million of loan principal has been prepaid.

• Gold Hedge: Prior to initial drawdown, Terronera must enter into a hedging program for 68,000 ounces of gold over the initial two operating years prior to initial drawdown.

• Foreign Exchange Hedge: Prior to initial drawdown, Terronera must enter into a hedging program for managing exposure to the Mexico Peso during construction. The program requires approximately 75% of the remaining capital expenditure incurred in Mexican Pesos to be hedged. Prior to initial production, a hedging program is required for managing exposure to the Mexican Peso during operations. Under this program 50% of the projected operating costs incurred in Mexican Pesos are hedged prior to completion. Thereafter, the foreign exchange protection program for operations will rise to 70% of the projected operating costs incurred in Mexican Pesos.

• Project Cost Overrun Funding: Cost overrun funding is required in the form of cash, letter of credit issued by a Canadian financial institution or a combination of both for up to $48 million.

• Financial Covenants: The Debt Facility is subject to certain customary conditions precedent and debt servicing covenants. The Debt Facility is secured through corporate guarantees from Endeavour and certain Endeavour subsidiaries and a first ranking security interest over the Terronera Project.

The Debt Facility is secured through corporate guarantees from the Company, certain of the Company's subsidiaries and a first ranking security interest over the Terronera Project. The Debt Facility is subject to certain customary covenants including that at all times the corporate entity must maintain a cash balance in excess of $10 million and the Reserve Tail Ratio must be in excess of 20% (subsequently amended to 30%). Then at certain measurement dates, the following must be observed: Loan Life Coverage Ratio must be in excess of 1.3; Project Life Coverage Ratio must be in excess of 1.5; Historical Debt Service Coverage Ratio must be in excess of 1.25; Gross Leverage Ratio must be less than 3.5; and Interest Service Coverage Ratio must be in excess of 2.5. The definitions of capitalized terms used for the financial covenants are in the Debt Facility agreement.

On December 18, 2023, the Company entered into an ATM equity facility ("December 2023 ATM Facility") under which were issued in 2023 and 2024 a total of 29,852,592 common shares at an average price of $2.01 per share for gross proceeds of $59.9 million, less commission of $1.2 million and recognized $0.3 million of other transaction costs.

Financial Year ended December 31, 2024

During 2024 the Company drew down on the Terronera Debt Facility for $120 million in full. Proceeds from the debt facility were used towards construction of the underground mine and mill at the Company's Terronera Project. In connection with the Debt Facility, the Company was required to undertake certain hedging activities:

• hedge a portion of the estimated remaining capital expenditures incurred in Mexican Pesos, and hedge a portion of expected operating costs during the first two years of operations. The Company has entered into additional Mexican peso forward purchase contracts to reduce the exposure of operating mines to the currency fluctuation. During 2024, the Company entered into Mexican peso forward purchase contracts for a total of $95 million with an average price of 18.90 pesos per US dollar. At the end of 2024, $49 million of these contracts remained outstanding.

• hedge against the fluctuation in gold prices using gold forward swap contracts for 68,000 ounces of gold at forward price at settlement of $2,389. Subsequent to the 2024 year end on January 29, 2025, the Company amended the swap contracts, with updated settlements from June 2025 to October 2027 and revised forward price for those settlements of $2,329 per oz.

In August 2024, the trunnion on the primary ball mill at the Guanaceví project failed which suspended operations for more than a week. Temporary modifications were completed within the plant to re-purpose one of the regrind mills as the primary ball mill, allowing the processing of ore to continue at a reduced capacity, averaging 565 tonnes per day (tpd). After the newly fabricated trunnion was installed, production resumed to full capacity in the second half of December 2024.

On November 21, 2024, the Company filed a prospectus supplement to the Base Shelf for the distribution of 15,825,000 common shares at a price of $4.60 per share pursuant to a bought deal financing. On November 27, 2024, the Company completed this prospectus offering for gross proceeds of $72.8 million less commission of $3.9 million and recognized $0.4 of other transaction costs related to the bought deal financing as share issuance costs.

During 2024, the Company advanced the construction at Terronera Project, and as at December 31, 2024, the project was 89.4% complete, with focus remaining on the lower platform.

Financial Year ended December 31, 2025

On May 1, 2025, the Company completed the acquisition of all outstanding shares of Compañia Minera Kolpa S.A. ("Minera Kolpa"), a privately held silver-focused polymetallic mining company located in Huancavelica, Peru. Total consideration for the acquisition was $134.3 million, comprised of $78.0 million in cash, $48.4 million in common shares of the Company, and a contingent payment valued at $7.9 million at the acquisition date, with potential additional cash payments of up to $10.0 million subject to future resource thresholds. As part of the acquisition, the Company also assumed $25.8 million of Kolpa debt. The acquisition was accounted for as a business combination under IFRS, with Minera Kolpa consolidated from the acquisition date.

On April 8, 2025, the Company completed a $45.0 million bought equity financing in order to finance a portion of cash consideration paid on the acquisition of Minera Kolpa, issuing 11,600,000 common shares at $3.88 per share. On April 16, 2025, underwriters exercised their over-allotment option, issuing an additional 1,285,000 common shares at $3.88 per share. The Company received gross proceeds of $50.0, million less commission of $2.8 million and recognized $0.6 million of other transaction costs.

Concurrently with the acquisition of Minera Kolpa on May 1, 2025, the Company entered into a ten-year Copper Stream agreement on copper produced from Kolpa with Versamet Royalties Corporation, who provided a $35.0 million prepayment used to finance the cash consideration of the Kolpa acquisition. In exchange the Company will provide refined copper LME Warrants or copper credits in the amount greater of: (i) 95.8% of produced copper or (ii) 0.03 pounds of copper per pound of lead produced. After 6,000 tonnes are delivered, Versamet will purchase 71.85% of produced copper, decreasing to 47.9% after 10,500 tonnes until the end of the term of the agreement.

The purchase price is based on the spot price of refined copper. Versamet Royalties Corporation will pay 10% of the spot price in cash per tonne and  holds a right of first refusal on future royalties, streams, or similar interests from Kolpa. The agreement is secured by an equity pledge in Kolpa.

During the year, the Company amended its senior secured credit facility in connection with the development of its Terronera project. The amendment increased the total committed amount available under the facility from $120 million to $135 million.

The Company has also entered into precious metal prepayment arrangements with Auramet, under which the Company received advance consideration in return for the future delivery of silver or gold at agreed-upon prices. Arrangement was structured to provide near-term liquidity, are settled through the physical delivery of metal over time and the prepayments are available up to June 2026.

On May 27, 2025, the Company filed an updated Base Shelf prospectus, and on July 10, 2025, issued a prospectus supplement for an offering of up to $60.0 million of shares through an ATM facility. During the year ended December 31, 2025, the Company issued 3,838,915 common shares under this facility at an average price of $6.44 per share for gross proceeds of $24.7, million less commission of $0.5 million and recognized $0.3 million of other transaction costs related to the ATM financing as share issuance costs.

During 2025, the Company completed construction of the Terronera underground mine and processing facility in Jalisco, Mexico. Terronera achieved commercial production effective October 1, 2025, after meeting management-defined criteria, including sustained throughput and recovery rates. For the period from commercial production to year end, Terronera processed 154,180 tonnes of ore and produced 352,002 ounces of silver and 8,148 ounces of gold. Throughput and recoveries during the quarter were impacted by electrical disruptions and ramp-up related inefficiencies, with recoveries remaining below design levels during the initial operating period.

In December 2025, the Company completed an offering of $350.0 million aggregate principal amount of unsecured convertible senior notes due in 2031. The Notes bear interest at 0.25% per annum, payable semi-annually, and are convertible at the option of the holder into a fixed number of the Company's common shares at a conversion price of $12.455. The Notes contain an early-redemption feature held by the issuer allowing the Company to redeem the notes subsequent to 2029 if certain share price criteria have been met for a defined period. Net proceeds of $339.1 million were used primarily to repay indebtedness, including the majority of the Terronera project debt facility and the Kolpa loans assumed on acquisition. Following these repayments, $5.0 million remained outstanding under the Terronera debt facility at year end, repayable in June 2026.

During the year, the Company continued to manage commodity price and foreign exchange exposure through derivative instruments, including gold forward swaps, silver collars, Mexican peso forward contracts, and the recognition of a copper stream liability. During the year ended December 31, 2025, the Company settled 226,065 silver oz and 13,946 gold oz. As of December 31, 2025, the Company had 741,935 silver collar oz and 54,056 gold oz outstanding under forward and collar contract with a silver collar price range of $31 to $42 per oz and with a forward price of $2,311 per ounce of gold.  As at December 31, 2025, derivative assets and liabilities reflected fair value remeasurements in accordance with IFRS.

In November 2025, the Company entered into a definitive agreement to sell the Bolañitos mine and related assets and, subsequent to year-end, on January 15, 2026, completed the disposition to Guanajuato Silver Company Ltd. for consideration consisting of US$30.0 million in cash, 36.9 million common shares of Guanajuato Silver Company Ltd., and additional contingent cash consideration of up to US$10.0 million payable upon the achievement of certain future production milestones.

3.2 Significant Acquisitions

No significant acquisitions for which disclosure is required under Part 8 of National Instrument 51-102 were completed by the Company during its most recently completed financial year.

ITEM 4: DESCRIPTION OF THE BUSINESS

4.1 General Description

Business of the Company

The Company's principal business activities are the evaluation, acquisition, exploration, development and exploitation of mineral properties. The Company produces silver and gold from its underground mines at Guanaceví and Terronera in Mexico as well as Kolpa in Peru and prior to January 15th 2026 disposal - from Bolañitos mine in Mexico. The Company also has interests in and is advancing certain exploration properties in Mexico, the U.S. and Chile.

Since 2002, the Company's business strategy has been to focus on acquiring advanced-stage silver mining properties in Mexico and recently in Peru, reducing reliance on Mexico and diversifying country risk. Mexico, despite its long and prolific history of metal production, appears to be relatively under-explored using modern exploration techniques and offers promising geological potential for precious metals exploration and production. Peru has a well-established mining regulatory environment for foreign investment with a long-standing history of permitting and operations, and a mature concentrate export market.

The Company's Guanaceví and the formerly owned Bolañitos mines acquired in 2004 and 2007, respectively, demonstrate its business model of acquiring fully built and permitted silver mines that were about to close for lack of ore. By bringing the money and expertise needed to find new silver mineralized bodies, Endeavour successfully re-opened and expanded these mines to develop their full potential. The benefit of acquiring fully built and permitted mining and milling infrastructure is that, if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model.

In addition to operating the Guanaceví and the formerly owned Bolañitos mines, the Company has reached commercial production at the Terronera development project after making a construction decision in April 2023. Commercial production was achieved on October 1, 2025. The acquisition of Kolpa in Peru has expanded the Company's operating platform and reinforced the Company's silver dominant production profile. The Company is advancing exploration and evaluation initiatives at Pitarrilla project and exploring a number of other properties in Mexico, the U.S. and Chile towards achieving its goal to become a premier senior producer in the silver mining sector.

Production

The Guanaceví, Bolañitos and Terronera mines produce silver and gold which are sold as bullion or in the form of metal concentrates. On a consolidated basis, silver attributed 57% of total revenue (2024: 58%) and gold attributed 33% of total revenue (2024:42%) with zinc, lead and copper attributing 9% (2024: nil).

The Guanaceví mine produces silver doré delivered to the Penoles Torreon refinery, in Chihuahua state. After the doré is refined to bullion, the silver and gold bullion is sold by an agent through commodity exchanges.

In 2025, the Guanaceví mine accounted for 56% of silver revenue (2024: 90%), 31% of gold revenue (2024: 35%) and 41% of total consolidated revenue (2024: 68%).

The Bolañitos mine produces a concentrate that contains high grade gold and silver. The concentrate is shipped to Manzanillo and sold to various metal traders for blending with other metal concentrate and shipped globally for smelting and refining. The high-grade precious metal contents of the Bolañitos concentrate are highly conducive for concentrate blending and therefore highly marketable. Annually, the mine renews sales contracts through a competitive bid process. During 2025, Bolañitos annual sales to two customers accounted for 100% of concentrate sales (2024: three customers).

In 2025, the Bolañitos mine accounted for 9% of silver revenue (2024: 10%), 33% of gold revenue (2024: 65%) and 16% of total consolidated revenue (2024: 32%).

In January 2026, the Company completed the sale of the Bolañitos mine.

During 2025, the Company finished construction of the Terronera mine located in Jalisco State, Mexico and announced commercial production on October 1, 2025, as the operation met the defined criteria set forth by management, including sustained throughput and recovery rates. The Teronerra mine produces a concentrate that contains high grade gold and silver. The concentrate is shipped to Manzanillo and sold to a metal trader for blending with other metal concentrate and shipped globally for smelting and refining. The high-grade precious metal contents of the Terronera concentrate are highly conducive for concentrate blending and therefore highly marketable. During 2025, Terronera annual sales to a single customer accounted for 100% of concentrate sales.

In 2025, the Terronera mine accounted for 11% of silver revenue (2024: nil), 36% of gold revenue (2024: nil) and 18% of total consolidated revenue (2024: nil).

On May 1, 2025 the Company acquired Kolpa located in the districts of Huachocolpa and Santa Ana, approximately 490 kilometers southeast of Lima, Peru. Minera Kolpa has been in operation for 25 years and its assets include Huachocolpa Uno Mine, processing infrastructure, permits, and associated working capital. Kolpa produces polymetallic concentrates (silver, lead, zinc, copper) which are shipped to Ventanilla or Callao, Lima.

In 2025, Kolpa accounted for 24% of silver revenue (2024: nil), and 100% of the Company's zinc, lead and copper revenue (2024: nil).

The market prices of gold and silver are key drivers of the Company's profitability. The prices of gold and silver can fluctuate widely and are affected by a number of macroeconomic factors, including global or regional consumption patterns, the supply of and demand for gold and silver, interest rates, exchange rates, inflation or deflation, global geo-political uncertainty, and the political and economic conditions of major gold and silver producing and gold and silver consuming countries throughout the world. Importantly, the price of gold and silver can be impacted by their role as safe havens during periods of market turmoil and as defense against the perceived inflationary impacts and currency depreciation caused by the responses of governments and central banking authorities to economic threats.

During the year ended December 31, 2025, the average price of silver was $40.21 per ounce, with silver trading between $29.41 and $74.84 per oz. This compares to an average of $23.35 per oz for the year ended December 31, 2024, with a low of $20.09 and a high of $26.03 per oz. For the year ended December 31, 2025, the Company realized an average price of $40.73 per silver oz compared with $27.39 per oz for the year ended December 31, 2024.

During the year ended December 31, 2025, the average price of gold was $3,448 per oz, with gold trading between $2,633 and $4,539 per oz. This compares to an average price of $2,385 per oz for the year ended December 31, 2024, with a low of $1,985 and a high of $2,778 per oz. For the year ended December 31, 2025, the Company realized an average price of $3,591 per oz compared with $2,397 per oz for the year ended December 31, 2024.

Specialized Skill and Knowledge

Most aspects of the Company's business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, exploration, development, technology, financing and accounting. The Company has executive officers and employees with extensive experience in geology, exploration and mine development in Mexico and other parts of North and South America. Furthermore, the Company's executive officers, directors and employees have significant experience in mining, processing technologies, international finance, mergers and acquisitions and accounting. They provide a strong foundation of advanced skills and knowledge and specialized mineral exploration experience, complemented by their demonstrated ability to succeed in the management and administration of a mining company.

Competitive Conditions

The Company competes with other mining companies and smaller natural resource companies in the acquisition, exploration, development and financing of new properties and projects in Mexico and Peru. Many of these companies are more experienced, larger and have greater financial resources for, among other things, financing and the recruitment and retention of qualified personnel. See "Risk Factors - Competitive Conditions".

Environmental Protection

The Company's environmental permits require that it reclaim certain lands it disturbs during mining operations and exploration and development activities. Significant reclamation and closure activities include land rehabilitation, decommissioning of buildings and mine facilities, ongoing care and maintenance and other costs. Although the ultimate amount of the reclamation and rehabilitation costs to be incurred cannot be predicted with certainty, the total undiscounted, uninflated amount of probability weighted estimated cash flows required to settle the Company's estimated obligations is $7.3 million for the Guanaceví mine  $3.7 million for the Terronera mine, $0.1 million for the Pitarrilla project and $11.2 million for Kolpa mine.

Employees

As at December 31, 2025, the Company had 19 employees based in its Vancouver corporate office and employed through its Mexican and Peruvian subsidiaries over 2,392 full and part-time employees. Consultants and contractors are also retained from time to time to assist with or conduct specific corporate activities, development and exploration programs.

Foreign Operations

As the Company's producing mines, development project and mineral exploration interests are principally located in Mexico and Peru, the Company's business is dependent on foreign operations. As a developing economy, operating in Mexico and Peru has certain risks. See "Risk Factors - Foreign Operations".

Intangibles, Cycles and Changes to Contracts

The Company's business is not materially affected by intangibles such as licences, patents and trademarks, nor is it significantly affected by seasonal changes. Other than as disclosed in this AIF, the Company is not aware of any aspect of its business which may be affected in the current financial year by renegotiation or termination of contracts.

Community, Environmental and Corporate Safety Policies

Endeavour is focused on the development of sustainability programs for all stakeholders and understands that such programs contribute to the long-term benefit of the Company and society at large. Sustainability programs implemented by the Company range from improving the Company's safety policies and practices; supporting health programs for the Company's employees and the local communities; enhancing environmental stewardship and reclamation; sponsoring educational scholarships and job skills training programs; sponsoring community cultural events and infrastructure improvements; and supporting charitable causes.

The Company's Sustainability Committee oversees the Company's compliance with the Sustainability Policy. The Sustainability Policy sets out the Company's sustainability strategy which centres on three pillars: people, planet and business. Under the "people" pillar, Endeavour is committed to, amongst other things, protecting the health and safety of our workforce and host communities, providing a work environment free of discrimination, promoting respect for human rights, promoting the development of communities in the jurisdictions in which the Company operates, and working to identify hazards in order to minimize or eliminate socio-environmental risks associated with work tasks. Under the "planet" pillar, Endeavour is committed to promoting efficient use of natural resources, identifying and evaluating environmental impacts produced in all stages of the Company's operations, promoting use of clean technologies, and considering environmental factors (including climate-related risks) in operational decisions and new projects. Under the "business" pillar, Endeavour is committed to conducting business in an ethical way, prioritizing local recruitment, promoting diversity based on principles of merit and qualifications and maintaining a risk management system that supports monitoring or traditional and emerging risks. The Company publishes a sustainability report annually available on the Company's website.

The Sustainability Committee also oversees the Company's compliance with its Human Rights Policy, which sets out the Company's commitment to respecting human rights related to working conditions and equal opportunity, engaging with indigenous peoples to respect cultural traditions, protecting against discrimination towards any individual based on religion, ethnicity, gender or other protected characteristics.

4.2 Risk Factors

Investment in securities of the Company should be considered a speculative investment due to the high-risk nature of the Company's business and the present stage of the Company's development. The following risk factors, as well as risks currently unknown to the Company, could materially adversely affect the future business, operations and financial condition of the Company and could cause them to differ materially from the Company's current business, property or financial results, each of which could cause investors to lose part or all of their investment in the Company's securities.

The following factors are those which are the most applicable to the Company. The discussion which follows is not inclusive of all potential risks. Risk management is an ongoing exercise upon which the Company spends a substantial amount of time. While it is not possible to eliminate all of the risks inherent to the mining business, the Company strives to manage these risks, to the greatest extent possible, to ensure that its assets are protected.

Precious and Base Metal Price Fluctuations

The Company's revenue is primarily dependent on the sale of silver, gold, copper, lead and zinc and movements in the spot price of silver, gold, copper, lead or zinc may have a direct and immediate impact on the Company's income and the value of related financial instruments. The Company's sales are directly dependent on commodity prices. Metal prices have historically fluctuated widely and are affected by numerous factors beyond the Company's control including international economic and political trends, expectations for inflation, currency exchange rate fluctuations, interest rates, global and regional supply and demand, consumption patterns, speculative market activities, worldwide production and inventory levels, and sales programs by central banks. The exact effect of these factors on metal prices cannot be accurately predicted. Declining market prices for these metals could materially adversely affect the Company's operations and profitability and could affect the Company's ability to finance the exploration and development of any of the Company's other mineral properties.

Fluctuations in the Price of Consumed Commodities

Prices and availability of commodities consumed or used in connection with exploration, development and mining, such as natural gas, diesel, oil, electricity, cyanide and other re-agents, fluctuate and affect the Company's operations and financial condition. The ongoing conflict in Iran has caused further volatility in global energy markets. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on the Company's operating costs or the timing and costs of various projects. The Company's general policy is not to hedge its exposure to changes in prices of the commodities that its uses in its operations. Foreign Exchange Rate Fluctuations

Operations in Mexico, Peru, Chile, U.S. and Canada are subject to foreign currency exchange fluctuations. The Company raises its funds through equity issuances which are priced in Canadian or United States dollars, and the majority of the mining, development and exploration costs of the Company are denominated in United States dollars, Mexican pesos, Peruvian sol and Chilean pesos. The Debt Facility drawdowns are denominated in United States dollars. The Company has pro-actively executed foreign exchange hedge contracts to help mitigate the risk of changes to foreign exchange rates, however it may suffer losses due to adverse foreign currency fluctuations.

Refinancing and Dilution Risk

The Company's outstanding unsecured convertible senior notes change the Company's capital structure and pose a refinancing risk. If the notes are not converted before maturity, the Company will need to repay or refinance the principal amount in January 2031, and its ability to do so will depend on operating performance, commodity prices and access to capital markets. Fluctuations in the Company's share price could affect the likelihood and timing of conversions, potentially leading to dilution of existing shareholders if conversions occur.

The Company may issue and sell additional securities of the Company from time to time. The Company cannot predict the size of future issuances of securities of the Company or the effect, if any, that future issuances and sales of securities will have on the market price of any securities of the Company that are issued and outstanding from time to time. Sales or issuances of substantial amounts of securities of the Company, or the perception that such sales could occur, may adversely affect prevailing market prices for the securities of the Company that are issued and outstanding from time to time. With any additional sale or issuance of securities of the Company, holders will suffer dilution with respect to voting power and may experience dilution in the Company's earnings per share.

Competitive Conditions

Significant competition exists for natural resource acquisition opportunities. As a result of this competition, some of which are with large, well established mining companies with substantial capabilities and significant financial and technical resources, the Company may be unable to either compete for or acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that the Company will be able to acquire any interest in additional projects that would yield resources, reserves or results for commercial mining operations and failure to do so could have a material adverse effect on the Company's business, financial condition or results of operations.

Operating Hazards and Risks

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, but are not limited to, the following: environmental hazards and catastrophes, industrial accidents and explosions, third party accidents, unusual or unexpected geological structures or formations, failure of engineered structures, inaccurate mineral modelling, metallurgical and other processing problems, remote locations and inadequate infrastructure, equipment failure, changes in the costs of consumables, power outages, fires, labour shortages and disruptions (including due to public health issues or strikes), floods, cave-ins, land-slides, acts of God, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, war, rebellion, organized crime, revolution, delays in transportation, inaccessibility to property, restrictions of courts and/or government authorities, other restrictive matters beyond the reasonable control of the Company, and the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the operation of mines.

Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, delayed production and resultant losses, increased production costs, asset write downs, monetary losses, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damages. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. Any compensation for such liabilities may have a material, adverse effect on the Company's financial position.

The Company's property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to the Company or to other companies within the industry at reasonable terms or at all. In addition, the Company's insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on the Company's business.

Mining Operations

The capital costs required by the Company's projects may be significantly higher than anticipated. Capital and operating costs, production and economic returns, and other estimates contained in the Company's current technical reports, may differ significantly from those provided for in future studies and estimates and from management guidance, and there can be no assurance that the Company's actual capital and operating costs will not be higher than currently anticipated. In addition, delays to construction and exploration schedules may negatively impact the net present value and internal rates of return of the Company's mineral properties as set forth in the applicable technical report. Similarly, there can be no assurance that historical rates of production, grades of ore processed, rates of recoveries or mining cash costs will not experience fluctuations or differ significantly from current levels over the course of the mining operations conducted by the Company. Failure to achieve production or cost estimates, or increases in costs, could have a material adverse effect on the Company's future cash flows, earnings, results of operations and financial condition. There can be no assurance that the Company will be able to continue to extend the production from its current operations through exploration and drilling programs.

Infrastructure and Equipment Shortages or Failures

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, exploitation or development of the Company's projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation or development of the Company's projects will be commenced or completed on a timely basis, if at all or that the resulting operations will achieve the anticipated production volume, or that the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company's advanced projects will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, vandalism, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations and profitability.

While the Company believes that it has adequate infrastructure to support current operations, future developments could limit the availability of certain aspects of the infrastructure. The Company could be adversely affected by the need for new infrastructure. There can be no guarantee that the Company will be successful in maintaining adequate infrastructure for its operations which could adversely affect the Company's business, operations and profitability.

Natural resource exploration, development, processing and mining activities are dependent on the availability and proper functioning of mining, drilling and related equipment in the particular areas where such activities are conducted.

Future increases in metal prices may lead to renewed increases in demand for exploration, development and construction services and equipment used in mineral exploration and development activities. Such increases could result in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability and may cause delays due to the need to coordinate the availability of services or equipment, any of which could materially decrease project exploration and development and/or increase production costs and limit profits.

Exploration and Development

There is no assurance that the Company's exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body or yield new reserves to replace or expand current reserves.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At this time, other than the mineral reserves on the Company's Guanaceví Project and Terronera Project, none of the Company's properties have any defined ore-bodies with reserves.

Substantial expenditures are required to discover an ore-body, to establish reserves, to identify the appropriate metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure. The economics of developing silver, gold and other mineral properties are affected by many factors including the accuracy of mineral resource and resource estimates, metal recoveries, capital and operating costs, variations of the tonnage and grade of ore mined, fluctuating mineral markets, the proximity and capacity of milling and smelting facilities, the availability and cost of skilled labour, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. The Company is also subject to the risks associated with establishing mining operations including the potential for labour unrest, potential increases in cost structures due to changes in the cost of consumables, and construction and development costs exceeding the Company's forecasted costs. Development projects are also subject to the successful completion of economic evaluations or feasibility studies, issuance of necessary governmental permits and availability of adequate financing. Depending on the prices of silver, gold or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for an exploitation concession. There can be no guarantee that such a concession will be granted. Unsuccessful exploration or development programs could have a material adverse impact on the Company's operations and profitability.

Estimation of Mineral Reserves and Resources and Precious Metal Recoveries

There is a degree of uncertainty attributable to the calculation and estimation of mineral reserves and resources and their corresponding metal grades to be mined and recovered. Until reserves or resources are actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of mineral reserves, mineral resources, grades and recoveries may affect the economic viability of the Company's properties. Mineral reserves with respect to the Company's properties have been calculated on the basis of economic factors and assumptions reasonable at the time of calculation. Any subsequent variations in such factors may have an impact on the amount of the Company's mineral reserves. In addition, there can be no assurance that silver and gold recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on‐site conditions or during production, or that the existing known and experienced recoveries will continue.

The estimating of mineral reserves and mineral resources is a subjective process that relies on the judgment of the persons preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove to be inaccurate. Estimated mineral reserves or mineral resources may have to be recalculated based on changes in mineral prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral reserve or resource estimates. The extent to which resources may ultimately be reclassified as proven or probable mineral reserves is dependent upon the demonstration of their profitable recovery. Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of placing a property into production and a property's return on capital. We cannot provide assurance that mineralization can be mined or processed profitably.

Decreases in the Market Price of Silver, Gold and other metals may render the Mining of Reserves Uneconomic

The mineral resource and reserve figures included in this AIF and the documents incorporated by reference have been estimated on the basis of economic factors at the time of estimation and no assurance can be given that the indicated level of silver and gold will be produced. Factors such as metal price fluctuations, increased production costs and reduced recovery rates may render the present proven and probable reserves unprofitable to develop at a particular site or sites for periods of time. Depending on metal prices, projected cash flow from planned mining operations may not be sufficient and the Company could be forced to discontinue operations or development at some of its properties or may be forced to sell some of its properties. Future production from the Company's mining properties is dependent on metal prices that are adequate to make these properties economic. Furthermore, mineral reserve and resource estimations and life-of-mine plans using significantly lower metal prices could result in material write‐downs of the Company's investment in mineral properties and increased amortization, reclamation and closure charges. In addition, declining metal prices may impact operations by requiring a reassessment of the feasibility of a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Economic Conditions for Mining

Events in global financial markets, and the volatility of global financial conditions, will continue to have an impact on the global economy. Many industries, including the mining sector, are impacted by market conditions. Some of the key impacts of financial market turmoil include devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. Financial institutions and large corporations may be forced into bankruptcy or need to be rescued by government authorities. Access to financing may also be negatively impacted by future liquidity crises throughout the world. These factors may impact the Company's ability to obtain equity or debt financing and, where available, to obtain such financing on terms favorable to the Company.

Increased levels of volatility and market turmoil could have an adverse impact on the Company's operations and planned growth and the trading price of the securities of the Company may be adversely affected.

The Company review indications for any impairment of the carrying values of its mineral properties on a quarterly basis.

Substantial Volatility of Share Price

The market prices for the securities of mining companies, including the Company's securities, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of the Company's business, certain factors such as announcements and the public's reaction, the Company's operating performance and the performance of competitors and other similar companies, fluctuations in the market prices of resources, government regulations, changes in earnings estimates or recommendations by research analysts who track the Company's securities or securities of other companies in the resource sector, general market conditions, announcements relating to litigation, acquisitions or sales, equity financings by the Company, the arrival or departure of key personnel and the risk factors described in this AIF can have an adverse impact on the market price of the Company's common shares.

Any negative change in the public's perception of Endeavour's prospects could cause the price of the Company's securities, including the price of its common shares, to decrease dramatically. Furthermore, any negative change in the public's perception of the prospects of mining companies in general could depress the price of the Company's securities, including the price of its common shares, regardless of the Company's results. Following declines in the market price of a company's securities, securities class-action litigation is often instituted. Litigation of this type, if instituted, could result in substantial costs and a diversion of management's attention and resources.

Need for Additional Financing

The Company's current cash and cash-flows, together with any drawdowns from the Debt Facility, may not be sufficient to pursue additional exploration, development or discovery of additional reserves, extension to life-of-mines or new acquisitions and the Company may require additional financing. Additional financing may not be available on acceptable terms, if at all. The Company may need additional financing by way of private or public offerings of equity or debt or the sale of project or property interests in order to have sufficient working capital for its business objectives, as well as for general working capital purposes.

The success and the pricing of any such capital raising and/or debt financing will be dependent upon the prevailing market conditions at that time. There can be no assurance that financing will be available to the Company or, if it is available, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of the Company, this may negatively impact the price of the Company's common shares and could result in dilution to shareholders and the interests of shareholders in the net assets of the Company may be diluted.

Replacement of Reserves and Resources

Subsequent to the disposal of the Bolañitos mine on January 15, 2026, the Guanaceví, Terronera and Kolpa mines are the Company's only current sources of mineral production. While the Kolpa mine is in production, it does not have a current NI 43-101 mineral resource estimate ("MRE"). Current life-of-mine plans provide for a defined production life for mining at the Company's mines. The Company's operating mines with current NI 43-101 MREs have expected lives of two to ten years based on current proven and probable reserves, current production levels and management's estimated conversion of resources to reserves. If the Company's mineral reserves and resources are not replaced either by the development or discovery of additional reserves and/or extension of the life-of-mine at its current operating mines or through the acquisition or development of an additional producing mine, this could have an adverse impact on the Company's future cash flows, earnings, financial performance and financial condition, including as a result of requirements to expend funds for reclamation and decommissioning.

Acquisition Strategy

As part of the Company's business strategy, it has sought and will continue to seek new exploration, mining and development opportunities in the mining industry with a focus on silver and gold. In connection with this strategy, the Company successfully completed the acquisition of Kolpa mine in 2025. In continued pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates, negotiate appropriate acquisition terms, conduct sufficient due diligence to determine all related liabilities or to negotiate favourable financing terms. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit its business.

Any future acquisitions would be accompanied by risks, such as a significant decline in the relevant metal price after the Company commits to complete an acquisition on certain terms; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of its ongoing business; the inability of management to realize anticipated synergies and maximize its financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; and the potential for unknown or unanticipated liabilities associated with acquired assets and businesses, including tax, environmental or other liabilities. The attention required from the Company's management team may detract from the Company's day-to-day operations. There can be no assurance that any business or assets acquired in the future will prove to be profitable, that the Company will be able to integrate the acquired businesses or assets successfully or that the Company will identify all potential liabilities during the course of due diligence. Any of these factors could have a material adverse effect on its business, expansion, results of operations and financial condition.

Future acquisitions by the Company may be completed through the issuance of equity, in which case the interests of shareholders in the net assets of the Company may be diluted.

Foreign Operations

The Company's operations are currently conducted through subsidiaries principally in Mexico, Peru and secondarily in Chile and the U.S.. As such, its operations are exposed to various levels of political, economic and other risks and uncertainties which could result in work stoppages, blockades of the Company's mining operations and appropriation of assets. Some of the Company's operations are located in areas where suspected Mexican drug cartels operate. Criminal activity and violence are well documented in Mexico and have increased over time in certain areas.

These risks and uncertainties vary from region to region and include, but are not limited to: terrorism; hostage taking; local drug gang activities; military repression; expropriation and nationalization; extreme fluctuations in currency exchange rates; changes in royalty regimes, including the elimination of tax exemptions; underdeveloped industrial and economic infrastructure; unenforceability of judgements; prohibitions on restrictions for carrying out mining activities due to legal actions by Indigenous communities; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions arising from changes in government and otherwise, currency controls, import and export regulations and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Criminal activity such as kidnapping and extortion is a possible concern and may lead to a delay or suspension in operations, increased security and operational costs, and result in harm to our employees, contractors, visitors or community members, all of which could materially and adversely affect the Company's operations, production and financial results.

Local opposition to mine development projects could arise in Mexico or Peru and such opposition could be violent. If the Company were to experience resistance or unrest in connection with its Mexican and Peruvian operations, it could have a material adverse effect on its operations and profitability. To the extent the Company acquires mineral properties in jurisdictions other than Mexico and Peru, it may be subject to similar and additional risks with respect to its operations in those jurisdictions.

Mexico and Peru are currently subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations affecting mineral exploration and mining activities. Their status as developing countries may make it more difficult for the Company to obtain any required financing for its projects. Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability in Mexico and Peru are beyond the control of the Company and may adversely affect the Company's business.

The legal and regulatory requirements in foreign operations with respect to conducting mineral exploration and mining activities and banking systems and controls are different from those in Canada. The  officers and directors of the Company rely, to a great extent, on the Company's local legal counsel and local consultants and advisors in respect of legal, banking, financing and tax matters in order to ensure compliance with material legal, regulatory and governmental developments as they pertain to and affect the Company's foreign operations, and to assist the Company with its governmental relations. The Company also relies, to some extent, on those members of management and the Company's board of directors who have previous experience working and conducting business in foreign jurisdictions.

Peru is currently subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations affecting mineral exploration and mining activities, changes in the interpretation of existing regulations or stricter enforcement of such regulations. Current interim President Balcazar is Peru's ninth president in a decade. The last president to serve a complete term established by the Constitution ended his presidency in 2016. Several former presidents are in prison or have been prosecuted in judicial proceedings. We cannot guarantee that political instability or future regulatory changes will not adversely affect our business, financial condition or results of operations. Mining companies are required to pay the Peruvian government mining royalties and/or mining taxes. We cannot guarantee that the foreign government will not impose additional mining royalties or taxes in the future or that such mining royalties or taxes will not have an adverse effect on our results of operations or financial condition.

Government Regulation

The Company's operations, exploration and development activities are subject to extensive foreign federal, state and local laws and regulations governing such matters as environmental protection, management and use of toxic substances and explosives, management of natural resources, health, exploration and development of mines, production and post-closure reclamation, safety and labour, mining law reform, price controls, import and export laws, taxation, maintenance of claims, land use, land claims of local people, tenure, government royalties and expropriation of property.

Such laws and regulations may require the Company to obtain licenses and permits from various governmental authorities. The costs associated with compliance with these laws and regulations are substantial. Failure to comply with applicable laws and regulations, including licensing and permitting requirements, may result in civil or criminal fines, penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations, requiring corrective measures, requiring the installation of additional equipment, requiring remedial actions or imposing additional local or foreign parties as joint venture partners, any of which could result in significant expenditures or loss of income by the Company.

Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety practices of the Company's past and current operations, or possibly even those actions of parties from whom the Company acquired its mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. The Company retains competent and well-trained individuals and consultants in jurisdictions in which it does business, however, even with the application of considerable skill the Company may inadvertently fail to comply with certain laws. Such events can lead to financial restatements, fines, penalties and other material negative impacts on the Company.

The Company's income and its mining, exploration and development projects, could be adversely affected by amendments to such laws and regulations, by future laws and regulations, by more stringent enforcement of current laws and regulations, by changes in the policies of Mexico, Peru and other applicable jurisdictions affecting investment, mining and repatriation of financial assets, by shifts in political attitudes in Mexico and Peru and by exchange controls and currency fluctuations. Recent changes to mining laws in Mexico may affect the Company's ability to renew its concessions, explore and obtain new concessions, obtain permits to conduct mining operations or pledge its concessions as security for loan facilities to develop its mineral projects. These changes may have a material adverse effect on the Company's planned operations and development of its projects and future exploration in foreign jurisdictions. To the extent the Company acquires mineral properties in jurisdictions other than Mexico or Peru, it may be subject to similar and additional risks with respect to its operations in those jurisdictions. The effect, if any, of these factors cannot be accurately predicted.

The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Company's mining, exploration and development activities and operations in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations, and new taxes, could become such that the Company would not proceed with mining, exploration and development at one or more of its properties. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Company's mining, exploration and development projects could result in substantial costs and liabilities for the Company, such that the Company would halt or not proceed with mining, exploration and development at one or more of its properties.

Environmental Hazards and Reclamation Obligations in Peru

All phases of Kolpa's operations are subject to environmental regulation, which mandates such things as air and water quality standards, land reclamation, site restoration and site closure requirements. Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes to environmental regulation, if any, will not adversely affect Kolpa or operations thereon. Environmental hazards may exist on the Kolpa mine that are currently unknown and may have been caused by previous owners or operators of the properties. Such hazards could result in loss or liability or regulatory or legal action that could have a material adverse effect on the Company.

Community and Social Risks in Peru

The Kolpa mine is located in an area of Peru that may be of particular interest or sensitivity to one or more Indigenous groups, local groups or interest groups. There is no assurance that the Company's relationships with such groups will be positive. Accordingly, it is possible that after the Acquisition, exploration, development or operations on the Kolpa mine could be interrupted or otherwise adversely affected in the future by political uncertainty, community opposition, tax reforms, land claims entitlements, expropriations of property, illegal, artisanal and small-scale miners, changes in applicable governmental policies and policies of relevant local or interest groups. Any changes in community or government relations or shifts in political conditions may be beyond the Company's control and may adversely affect its business and operations, including the ability to obtain or maintain necessary permits, and if significant, may result in the impairment or loss of mineral concessions or other mineral rights, or may make it impossible to continue mineral exploration and mining activities in the applicable area, any of which could have an adverse effect on the results of operations, cash flows and financial position.

There are illegal miners in the area covered by Kolpa's mining concessions. Illegal mining has affected gold mining operations in Peru and could potentially expose Kolpa to business interruptions, damage to its assets and injuries to its personnel.

Local opposition to mine development projects could arise in Peru, and such opposition could be violent. In recent years, certain areas in the south and northern highlands of Peru with significant mining projects have experienced strikes and protests related to the environmental impact of mining activities. Such strikes and protests have resulted in disruptions and a climate of uncertainty with respect to future mining projects. Peru has experienced recent periods of civil unrest, and on March 17, 2025, the Peruvian government declared a state of emergency for a 30-day period in the provinces of Lima and Callao, due to a rise in violent crime. If the Company were to experience resistance or unrest in connection with its Peruvian operations, it could have a material adverse effect on its operations and profitability.

Labour and Employment Relations in Peru

Competition for skilled employees in the resource sector results in employee turnover at the Company's operations and a need to constantly recruit and train new employees. This competition for qualified employees occasionally results in workforce shortages, which can often be supplemented with more costly contract labour. As technology evolves and automation increases, the skill mix required also changes and the Company may not be able to attract the required capabilities for new ways of working, or re-skill those skills sets that will be changed in the future. Relations between the Company and its employees may be impacted by changes in labour relations which may be introduced by, among others, employee groups, unions, and the relevant governmental authorities in whose jurisdictions the Company carries on business. Labour in Peru is customarily unionized and there are risks that labour unrest or wage agreements may adversely impact the Company's operations.

Changes in employment legislation or otherwise in the Company's relationship with the Company's employees may result in higher ongoing labor costs, employee turnover, strikes, lockouts or other work stoppages, any of which could have a higher material adverse effect on the Company's business, results of operations and financial condition.

Uncertainty of United States Trade Policies

The imposition of trade tariffs, particularly those issued by the U.S., or other trade restrictions could have significant repercussions for Canadian and Mexican businesses, and the broader economy. Increased costs of goods and services may contribute to inflation. Higher consumer prices could reduce demand for Canadian goods, leading to a decline in exports which could in turn weaken Canadian and Mexican Gross Domestic Product, slow economic growth, and increase unemployment. There continues to exist significant uncertainty about the future relationship between the U.S. and other countries with respect to such trade policies, treaties and tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the U.S. Overall, trade policy restrictions create financial uncertainty for companies, disrupt trade relationships, and put downward pressure on economic growth.

Uncertainty about Raw Material Costs

Raw material costs are also impacted by governmental actions, such as tariffs and trade sanctions. For example, the imposition by the U.S. government of tariffs on products imported from certain countries and trade sanctions against certain countries have introduced greater uncertainty with respect to policies affecting trade between the U.S. and other countries and have impacted the cost of certain raw materials.

US-Iran Conflict, Ukraine-Russia Conflict and Israel-Palestine Conflict

As the conflicts in Iran, Ukraine and the Israel-Palestine continue to develop, the Company's business could be materially adversely affected by commodity price changes and supply-chain disruptions. Oil and gas prices have increased rapidly due to the ongoing conflict in Iran and the escalating sanctions threatened or imposed by several nations against Russia and Russian oil and gas exports have added to global uncertainty. In the event that these conflicts escalate and expand to other nations, such a shift in the conflicts could result in a global economic downturn that could adversely affect the Company's business. The Company cannot accurately predict the impact that these ongoing conflicts will have on its financial position or operations.

Taxation in Multiple Jurisdictions

In the normal course of business, the Company is subject to assessment by taxation authorities in various jurisdictions. Income tax provisions and income tax filing positions require estimates and interpretations of income tax rules and regulations of the various jurisdictions in which the Company operates and judgments as to their interpretation and application to the Company's specific situation. The Company's business and operations of the business and operations of its subsidiaries are complex, and the Company has, historically, undertaken a number of significant financings, acquisitions and other material transactions. The computation of income taxes payable as a result of these transactions involves many complex factors as well as the Company's interpretation of, and compliance with, relevant tax legislation and regulations. While the Company's management believes that the provision for income tax is appropriate and in accordance with IFRS and applicable legislation and regulations, tax filing positions are subject to review and adjustment by taxation authorities, which may challenge the Company's interpretation of the applicable tax legislation and regulations. Any review or adjustment may have a material adverse effect on the Company's financial condition.

The introduction of new tax laws, tax reforms, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in Canada, the U.S., México, Peru or Chile or any other countries in which the Company's subsidiaries may be located, or to which shipments of products are made, could result in an increase in the Company's taxes payable, or other governmental charges, interest and penalties, duties or impositions. No assurance can be given that new tax laws, tax reforms, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Company's profits being subject to additional taxation, interest and penalties, or which could otherwise have a material adverse effect on the Company.

Obtaining and Renewing Government Permits

In the ordinary course of business, the Company is required to obtain and renew government permits for the operation and expansion of existing operations or for the development, construction and commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and possibly involving public hearings and costly undertakings on the Company's part. The duration and success of the Company's efforts to obtain and renew permits are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting authority. Further, there can be no assurance that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at the Company's projects.

The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can recover from a given property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely impact the Company's operations and profitability.

Debt Facility

The terms of the Debt Facility require the Company to satisfy various affirmative and negative covenants and financial ratios. These covenants and ratios limit, among other things, the Company's ability to incur further indebtedness, create certain liens on assets, engage in certain types of transactions, or pay dividends. The Company can provide no assurances that in the future, it will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions, or dispositions or acquisitions of assets. A failure to comply with these covenants and ratios could result in an event of default under the Debt Facility agreement.

Interest Rate Risk

Increases to benchmark interest rates may have an impact on the Company's cost of borrowing under the Debt Facility and any debt financing that the Company may negotiate, resulting in reduced amounts available to fund the Company's exploration, development and production activities and could negatively impact the market price of its common shares and/or the price of gold or silver, which could have a material adverse effect on the Company's operations and financial condition.

Risk of Unknown Pollution

Exploration and mining operations incur risks of releases to soil, surface water and groundwater of metals, chemicals, fuels, liquids having acidic properties and other contaminants. In recent years, regulatory requirements and improved technology have significantly reduced those risks. However, those risks have not been eliminated, and the risk of environmental contamination from present and past exploration or mining activities exists for mining companies. Companies may be liable for environmental contamination and natural resource damage relating to properties that they currently own or operate or at which environmental contamination occurred while or before they owned or operated the properties. No assurance can be given that potential liabilities for such contamination or damage caused by past activities at the Company's properties do not exist.

Environmental, Health and Safety Regulations

The Company's operations are subject to extensive laws and regulations governing the protection of the environment, natural resources and human health. These laws address, among other things, emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, reclamation of lands disturbed by mining operations, and employee safety and health. The Company is required to obtain governmental permits and, in some instances, provide bonding requirements under federal, state or provincial air, water quality, and mine reclamation rules and permits. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge the Company's future obligations for these costs. Violations of environmental, health and safety laws may be subject to civil sanctions and, in some cases, criminal sanctions, including the suspension or revocation of permits. While responsible environmental, health and safety stewardship is one of the Company's core values, there can be no assurance that it has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental laws and permits will not materially and adversely affect the Company's business, results of operations or financial condition.

Under certain environmental laws, the Company could be held jointly and severally liable for removal or remediation of any hazardous substance contamination at its current, former and future properties, at nearby properties, or at other third-party sites where the Company's waste may have migrated or been disposed. The Company could also be held liable for damages to natural resources resulting from hazardous substance contamination. Additionally, environmental laws in some of the countries in which the Company operates require that the Company periodically perform environmental impact studies at the Company's mines. The Company cannot guarantee that these studies will not reveal environmental impacts that would require the Company to make significant capital outlays or cause material changes or delays in its intended activities, any of which could adversely affect the Company's business.

There has also been increased global attention and the introduction of regulations restricting or prohibiting the use of cyanide and other hazardous substances in mineral processing activities. If legislation restricting or prohibiting the use of cyanide were to be adopted in a region in which the Company relies on the use of cyanide, it would have a significant adverse impact on the Company's results of operations and financial condition as there are few, if any, substitutes for cyanide in extracting metals from certain types of ore.

The failure to comply with environmental laws and regulations or liabilities related to hazardous substance contamination could result in project development delays, material financial impacts or other material impacts to the Company's projects and activities, fines, penalties, lawsuits by the government or private parties, or material capital expenditures. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for noncompliance, more stringent environmental assessments of proposed projects, and increasing responsibility for companies and their officers, directors and employees. Future changes in these laws or regulations could have a significant adverse impact on some portion of the Company's business, causing the Company to re-evaluate those activities at that time.

Environmental hazards that may have been caused by previous or existing owners or operators may exist on the Company's mineral properties, but are unknown to the Company at present.

Mine Closure and Reclamation

Mine closure and reclamation activities involve long‐term management of permanent engineered structures, achievement of environmental closure standards, orderly termination of employees and contractors and ultimately relinquishment of the site. The successful completion of these and other associated tasks is dependent on sufficient financial resources and the ability to successfully implement negotiated agreements with relevant governmental authorities, communities, unions, employees and other stakeholders. Over the last several years, such requirements have been changing, with increasing obligations imposed in many jurisdictions.

In order to carry out reclamation and mine closure obligations imposed on the Company in connection with its exploration, potential development and production activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs, including providing the appropriate regulatory authorities with reclamation financial assurance. The amount and nature of the financial assurance are dependent upon a number of factors, including the Company's financial condition and reclamation cost estimates. Changes to these amounts, as well as the nature of the collateral to be provided, could significantly increase the Company's costs, making the maintenance and development of existing and new mines less economically feasible. To the extent that the value of the collateral provided to the regulatory authorities is or becomes insufficient to cover the amount of financial assurance the Company is required to post, the Company would be required to replace or supplement the existing security with more expensive forms of security, which might include cash deposits, which would reduce the Company's cash available for operations and financing activities. There can be no guarantee that the Company will be able to maintain or add to the Company's current level of financial assurance. The Company may not have sufficient capital resources to further supplement the Company's existing security.

Certain of the Company's mineral properties have been subject to historic mining operations and certain of the mineral properties that were historically mined by the Company are subject to remediation obligations. In addition, the actual costs of reclamation and mine closure are uncertain and planned expenditures may differ from the actual expenditures required. Therefore, the amount that the Company is required to spend could be materially higher than current estimates. Any additional amounts required to be spent on reclamation and mine closure may have an adverse effect on the Company's financial position and results of operations and may cause the Company to alter the Company's operations.

Climate Change

A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent.

Currently, a number of international and national measures to address or limit emissions are in various phases of discussion or implementation in the countries in which the Company operates. These or future measures could require the Company to reduce its direct emissions or energy use or to incur significant costs for emissions permits or taxes or have these costs or taxes passed on by electricity utilities which supply the Company's operations. The cost of compliance with environmental regulation and changes in environmental regulation have the potential to result in increased cost of operations, reducing the profitability of the Company's operations. The Company could also incur significant costs associated with capital equipment, emission monitoring and reporting and other obligations to comply with applicable requirements. If the current regulatory trend continues, this may result in increased costs at some or all of the Company's operations.

The Company's operations could also be exposed to a number of physical risks from climate change, such as changes in rainfall rates, reduced water availability, higher temperatures and extreme weather events. Events or conditions such as flooding or inadequate water supplies could disrupt mining and transport operations, mineral processing and rehabilitation efforts, could create resource shortages and could damage the Company's property or equipment and increase health and safety risks on site. Such events or conditions could have other adverse effects on the Company's workforce and on the communities around the Company's mines, such as an increased risk of food insecurity, water scarcity and prevalence of disease. There can be no assurance that efforts to mitigate the risks of climate change will be effective and that the physical risks of climate change will not have an adverse effect on the Company's operations and profitability.

Health and Safety Hazards

Workers involved in mining operations are subject to many inherent health and safety risks and hazards, including, but not limited to, rock bursts, cave‐ins, floods, falls of ground, tailings dam failures, chemical hazards, mineral dust and gases, use of explosives, noise, electricity and moving equipment (especially heavy equipment) and slips and falls, which could result in occupational illness or health issues, personal injury, and loss of life, and/or facility and workforce evacuation. These risks cannot be eliminated and may adversely affect the Company's reputation, business and future operations.

Title to Assets and Surface Rights

Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. The Company's claims may be subject to prior unregistered agreements, transfers or indigenous peoples' land claims and title may be affected by unidentified or unknown defects.

The Company has conducted as thorough an investigation as possible on the title of properties that it has acquired or will be acquiring to be certain that there are no other claims or agreements that could affect its title to the concessions or claims. If title to the Company's properties is disputed, it may result in the Company paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Company.

In many jurisdictions in which we operate, legal rights applicable to mining concessions are separate from legal rights applicable to surface lands. Accordingly, title holders of mining concessions may need to agree with surface landowners on compensation in respect of mining activities conducted on such land. There can be no assurance that such agreements will be reached on acceptable terms, or at all, which could result in delays, increased costs, or the suspension of mining activities.

Indigenous Peoples' Title Claims

Some of the Company's properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous peoples. The presence of community stakeholders may impact the Company's ability to develop or operate its mining properties and projects or to conduct exploration activities. Accordingly, the Company is subject to the risk that one or more groups may oppose the continued operation, further development, or new development or exploration of the Company's current or future mining properties and projects. Such opposition may be directed through legal or administrative proceedings, or through protests or other campaigns against the Company's activities. Governments in many jurisdictions must consult with, or require the Company to consult with, indigenous peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations and permits, pursuant to various international and national laws, codes, resolutions, conventions and guidelines.

Consultation and other rights of indigenous peoples may require accommodation including undertakings regarding employment, royalty payments and other matters. This may affect the Company's ability to acquire within a reasonable time effective mineral titles, permits or licenses in these jurisdictions, including in some parts of the United States, Mexico and Chile in which title or other rights are claimed by indigenous peoples, and may affect the timetable and costs of development and operation of the Company's mineral properties in these jurisdictions. In addition, the risk of unforeseen title claims by indigenous peoples could affect existing operations and development projects. These legal requirements may also affect the Company's ability to expand or transfer existing operations or to develop new projects.

Employee Recruitment and Retention

Recruiting and retaining qualified personnel is critical to the Company's success. The Company is dependent on the services of key executives including the Company's Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and other highly skilled and experienced executives and personnel focused on managing the Company's interests. The number of persons skilled in acquisition, exploration, development and operation of mining properties are limited and competition for such persons is intense. As the Company's business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. There can be no assurance that the Company will be successful in attracting, training and retaining qualified personnel. If the Company is not able to attract, hire and retain qualified personnel, the efficiency of the Company's operations could be impaired, which could have an adverse impact on the Company's future cash flows, earnings, financial performance and financial condition. The lack of availability of qualified personnel may also cause the Company to experience increases in recruiting and training costs and decreases in operating efficiency, productivity and profit margins. In addition, relations between the Company and its employees and contractors may be affected by changes in labour and employment laws. Changes in such legislation or in the relationship between the Company and its employees and contractors may have a material adverse effect on the Company's business, results of operations, financial condition or prospects.

Community Relations

The Company's relationships with the communities in which the Company operates are important to the ongoing operations and  development of future projects.  Mining activities are subject to public scrutiny with respect to the environmental and social impact and from time to time the Company or the mining industry may be subject to criticism or adverse publicity While the Company believes that it operates in a socially responsible manner, there is no guarantee that the Company's efforts in this respect will fully mitigate this potential risks.

Potential Conflicts of Interest

The directors and officers of the Company may serve as directors and/or officers of other public and private companies, and may devote a portion of their time to manage other business interests. As a result, conflicts of interest may arise from time to time.

To the extent that such other companies may participate in ventures in which the Company is also participating, such directors and officers of the Company may have a conflict of interest. The laws of British Columbia, Canada, require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, directors and officers of the Company may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions.

From time to time, companies engaged in the mineral exploration and development business may participate jointly in the acquisition, exploration or development of mineral properties in order to diversify risk and reduce financial exposure. The Company's directors and officers will evaluate such opportunities having regard to the Company's financial position and objectives at the relevant time. There is no assurance that the needs of the Company will receive priority in all cases.

Third Party Reliance

The Company's rights to acquire interests in certain mineral properties have been granted by third parties who themselves may hold only an option to acquire such properties. As a result, the Company may have no direct contractual relationship with the underlying property holder.

Differences in United States and Canadian Reporting of Mineral Reserves and Resources

The Company's mineral reserve and resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements as the Company generally reports mineral reserves and resources in accordance with Canadian practices. These practices are different from those used to report mineral reserve and resource estimates in reports and other materials filed with the SEC.

Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this AIF, or in the documents incorporated herein by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Financial Reporting Standards

The Company prepares its financial reports in accordance with IFRS. In preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting policies are described in more detail in the Company's audited financial statements. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting. Although the Company believes its financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance.

Material Weaknesses in the Internal Control over Financial Reporting

The Company documented and tested, during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the U.S. Sarbanes-Oxley Act ("SOX") which requires an annual assessment by management of the effectiveness of the Company's internal control over financial reporting and an attestation report by the Company's independent auditor addressing this assessment. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Company's failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of the Company's financial statements, which in turn could harm the business and negatively affect the trading price of the Company's common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company's operating results or cause us to fail to meet reporting obligations.

Future acquisitions of companies may also provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

For the year ended December 31, 2025, management excluded from its assessment of internal control over ﬁnancial reporting the internal control policies and procedures of Kolpa. This limitation of scope is in accordance with section 3.3(1)(b) of National Instrument 52-109 - Certiﬁcation of Disclosure in Issuers' Annual and Interim Filings, which permits an issuer to limit the design of disclosure controls and processes and internal controls over ﬁnancial reporting to exclude a business acquired not more than 365 days before the end of the ﬁnancial period to which the CEO's and CFO's annual certiﬁcation relates.

No evaluation can provide complete assurance that the internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information required to be reported. The effectiveness of the Company's controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company expands, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that it continue to improve the internal control over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, it cannot be certain that it will be successful in complying with Section 404 of SOX.

As a "foreign private issuer", the Company is Exempt from Section 14 Proxy Rules and Section 16 of the Securities Exchange Act of 1934

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the U.S. Exchange Act pursuant to Rule 3a12-3 of the U.S. Exchange Act. Therefore, the Company is not required to file a Schedule 14A proxy statement in relation to the annual meeting of shareholders. The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of common shares by insiders and restrictions on insider trading in the Company's securities may result in shareholders having less data and there being fewer restrictions on insiders' activities in the Company's securities.

Claims under U.S. Securities Laws

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the independent chartered public accountants who have audited the Company's financial statements and some or all of the Company's directors and officers may be residents of Canada or elsewhere, and that all or a substantial portion of the Company's assets and said persons are located outside the United States. As a result, it may be difficult for holders of the Company's common shares to effect service of process within the United States upon people who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States.

Public Company Obligations

Endeavour's business is subject to evolving corporate governance and public disclosure regulations that have increased both Endeavour's compliance costs and the risk of non-compliance, which could adversely impact the market value of the Company's common shares.

Endeavour is subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including the Canadian and United States securities administrators and regulators, the TSX, the NYSE, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity creating many new requirements. Endeavour's efforts to comply with such legislation could result in increased general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Lack of Dividends

The Company has never declared or paid any dividends on the common shares. Endeavour intends, for the foreseeable future, to retain its future earnings, if any, to finance its exploration activities and further development and the expansion of the business. The payment of future dividends, if any, will be reviewed periodically by the Board and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund the Company's exploration activities, development and growth, and other factors that the Board may consider appropriate in the circumstances.

Financial Instruments

From time to time, the Company may use certain financial instruments to manage the risks associated with changes in silver prices, interest rates and foreign currency exchange rates. The use of financial instruments involves certain inherent risks including, among other things: (i) credit risk, the risk of default on amounts owing to the Company by the counterparties with which Company has entered into such transaction; (ii) market liquidity risk, the risk that the Company has entered into a position that cannot be closed out quickly, either by liquidating such financial instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk, the risk that, in respect of certain financial instruments, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products. Volatility of external factors beyond the Company's control may result in substantial and permanent losses. Furthermore, to adequately reduce these risks to acceptable levels, available investment alternatives may result in limited or no return on these assets and any derivative which may be acquired in attempt to mitigate these risks may be ineffective.

Legal Proceedings

The Company is subject to various claims and legal proceedings, including adverse rulings in current or future litigation against the Company and/or its directors or officers, covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company, which may result in a material adverse impact on the Company's financial performance, cash flow or results of operations. The Company carries liability insurance coverage and establishes reserves for matters that are probable and can be reasonably estimated; however, there can be no guarantee that the amount of such coverage is sufficient to protect against all potential liabilities. In addition, the Company may be involved in disputes with other parties in the future that may result in litigation, which may have a material adverse impact on the Company's future cash flows, profitability, results of operations and financial condition.

Anti-Corruption and Anti-Bribery Laws

The Company's operations are governed by, and involve interactions with, various levels of government in foreign countries. The Company is required to comply with anti‐corruption and anti‐bribery laws, including the Corruption of Foreign Public Officials Act (Canada) and the Foreign Corrupt Practices Act (US) and similar laws in México and other jurisdictions in which it operates. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti‐corruption and anti‐bribery laws. A company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. The Company's internal procedures and programs may not always be effective in ensuring that it, its employees, contractors or third-party agents will comply strictly with all such applicable laws. If the Company becomes subject to an enforcement action or is found to be in violation of such laws, this may have a material adverse effect on the Company's reputation, result in significant penalties or sanctions, and have a material adverse effect on the Company's operations.

Compliance with Canada's Extractive Sector Transparency Measures Act and the United State's Rules for Disclosure of Payments by Resource Extraction Issuers

The Extractive Sector Transparency Measures Act (Canada) ("ESTMA") requires public disclosure of certain payments to governments by companies engaged in the commercial development of minerals which are publicly listed in Canada. Mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments, including aboriginal groups. Similarly, the SEC has adopted rules regarding the disclosure of payments to governments by companies engaged in commercial development of minerals which are reporting in the United States.

ESTMA requires reporting on the payments of any taxes, royalties, fees, production entitlements, bonuses, dividends and infrastructure improvements. The rules of the SEC require the reporting of similar information. Currently, the rules of the SEC permit the Company to utilize the reports it files in Canada pursuant to the ESTMA to meet its obligations with the SEC pursuant to its reporting requirements.

If the Company becomes subject to an enforcement action or is in violation of ESTMA or the SEC's rules regarding disclosure of payments to governments, this may result in significant penalties or sanctions which may also have a material adverse effect on the Company's reputation.

Fraudulent or Illegal Activity by Employees, Contractors, and Consultants

The Company is exposed to the risk that its employees, independent contractors, and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial fraud and abuse laws and regulations; (iv) environmental or health and safety laws, regulations or standards; or (v) laws that require the true, complete, and accurate reporting of financial information or data. It is not always possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against the Company, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on the Company's business, including the imposition of civil, criminal, and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits, and future earnings, and curtailment of the Company's operations, any of which could have a material adverse effect on the Company's business, financial condition, and results of operations.

Information Systems and Cyber Security

Our operations depend, in part, upon information technology systems. The Company's information technology systems are subject to disruption, damage or failure from a number of sources, including, but not limited to, hacking, computer viruses, security breaches, natural disasters, power loss, vandalism, theft and defects in design. Any of these and other events could result in information technology systems failures, operational delays, production downtimes, destruction or corruption of data, security breaches or other manipulation or improper use of the Company's data, systems and networks, any of which could have adverse effects on the Company's reputation, business, results of operations, financial condition and share price. Further, security breaches such as misappropriation, misuse, leakage, falsification, accidental release or loss of information contained in Endeavour's information technology systems including personnel and other data could damage its reputation and require Endeavour to expend significant capital and other resources to remedy any such security breach.

Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect the Company's systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

The Company's Use of Technology and Artificial Intelligence ("AI") Systems

The Company, its counterparties, third-party providers and vendors may from time to time use AI technology to make the Company's operations and systems more efficient and productive. While the Company has set measures to oversee its use of AI technology, the Company has no way of ensuring that its third-party providers and vendors are engaging in risk mitigating measures when adopting and using AI technology.

In addition, as many AI technology systems are constantly evolving and becoming more effective, the Company may be at an increased risk of a cybersecurity attack where AI technology is used to circumvent security controls, evade detection and remove forensic evidence. As a result, the Company may be unable to detect, investigate, remediate or recover from future attacks or incidents, or to avoid a material adverse impact on its business.

4.3 Asset-Backed Securities Outstanding

The Company has not issued any asset-backed securities.

4.4 Mineral Projects - Recent Developments

Summary of Mineral Reserves and Mineral Resources Estimates

The following tables summarize as at December 31, 2025, the Company's estimated mineral reserves and mineral resources on its material mineral properties and select non-material mineral properties, all of which are wholly owned. Information in the following tables and the notes thereto are from the respective technical reports and include updates on operations at Guanaceví, Bolañitos and Terronera that consider extraction of reserves and resources for the full calendar 2025 year and resources/reserves generated by additional drilling and/or development.

Silver-Gold Proven and Probable Reserves (as of December 31, 2025)
	Tonnes (000s)	Ag g/t	Au g/t	Ag Eq g/t	Ag oz (000s)	Au oz (000s)	Ag Eq Oz (000s)
Guanaceví	152	361	0.87	439	1,767	4.2	2,149
Bolañitos	28	91	2.08	278	82	1.9	251
Total Proven	180	320	1.05	415	1,849	6.1	2,400
Guanacevi	261	326	0.76	395	2,742	6.4	3,317
Bolanitos	286	90	1.58	232	825	14.6	2,135
Terronera	7,077	200	2.22	375	45,513	505.4	85,386
Total Probable	7,624	200	2.15	371	49,080	526.4	90,838
Total Proven & Probable	7,804	203	2.12	372	50,929	532.5	93,238
Total Proven & Probable excluding Bolañitos (1)	7,490	208	2.14	377	50,022	516	90,852
1) In January 2026, the Company completed the sale of the Bolañitos mine
Silver-Gold Measured and Indicated Resources (as of December 31, 2025) Exclusive of Reserves
	Tonnes (000s)	Ag g/t	Au g/t	Ag Eq g/t	Ag oz (000s)	Au oz (000s)	Ag Eq Oz (000s)
Guanaceví	78	365	0.86	443	913	2.1	1,105
Bolañitos	67	137	2.81	390	296	6.1	842
Total Measured	145	259	1.76	418	1,209	8.2	1,947
Guanaceví	453	359	0.81	432	5,231	11.8	6,294
Bolañitos	994	107	2.20	305	3,420	70.4	9,758
Parral	433	271	0	271	3,773	0.0	3,773
Total Indicated	1,880	206	1.36	328	12,424	82.2	19,825
Total Measured & Indicated	2,025	209	1.39	334	13,633	90.4	21,772
Total Measured & Indicated excluding Bolañitos (1)	964	320	0.45	360	9,917	14	11,172

1) In January 2026, the Company completed the sale of the Bolañitos mine

Silver-Gold Inferred Mineral Resources (as of December 31, 2025)
	Tonnes (000s)	Ag g/t	Au g/t	Ag Eq g/t	Ag oz (000s)	Au oz (000s)	Ag Eq Oz (000s)
Guanaceví	501	436	0.83	511	7,029	13.3	8,227
Bolañitos	1,775	138	1.89	308	7,902	107.8	17,607
Terronera	968	218	1.92	370	6,801	59.7	11,513
Terronera (La Luz)	61	150	11.40	1,001	295	22.0	1,977
Parral	3,180	322	0.21	339	32,938	21.7	34,677
Total Inferred	6,485	264	1.08	355	54,965	224.5	74,001
Total Inferred excluding Bolañitos (1)	4,710	311	0.77	372	47,063	117	56,394

1) In January 2026, the Company completed the sale of the Bolañitos mine

Silver-Lead-Zinc Resources (as of December 31, 2025)
	Tonnes (000s)	Ag g/t	Au g/t	Ag Eq g/t	Ag oz (000s)	Au oz (000s)	Ag Eq Oz (000s)	Pb%	Zn%
Pitarrilla In Pit (Oxide & Transition)	133,900	87	0.00	112	375,100	0.0	483,200	0.19	0.48
Pitarrilla Underground (Sulphide)	24,800	146	0.00	264	116,500	0.0	210,700	1.01	2.14
Parral (Cometa)	180	55	1.17	149	320	6.8	860	3.2	3.3
Total Indicated	158,880	96	0.00	136.01	491,920	7	694,760	0.32	0.74

Guanaceví	613	198	0.22	294	3,893	4.4	5,795	1.03	1.89
Pitarrilla In Pit (Oxide & Transition)	25,600	76	0.00	100	63,000	0.0	82,700	0.14	0.48
Pitarrilla Underground (Sulphide)	9,800	115.5	0.00	218	36,400	0.0	68,600	0.93	1.8
Parral (Cometa)	880	74	1.45	190	2,100	41.0	5,376	3.27	3.24
Total Inferred	36,893	89	0.04	136.97	105,393	45	162,471	0.44	0.92

Notes to Mineral Resources and Reserves tables

1. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that any or all part of the Mineral Resources will be converted into Mineral Reserves. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

2. The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

3. The Mineral Resources in this estimate were calculated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

4. Mineral Resources are exclusive of and in addition to Mineral Reserves.

5. Guanacevi Mineral Resource and Mineral Reserve are reported using multiple silver equivalent cut-offs based on concession area. Silver equivalent cut-off grades are 270 g/t for mineral resources located in the Alondra, El Curso, and Porvenir Frisco concession boundaries, and 207 g/t for all other concessions. Metallurgical recoveries were 87.7% silver and 91.9% gold for Guanaceví.

6. The cutoff grade applied for resource calculation at the regional polymetallic projects at Guanacevi (Noche Buena and Buena Fe) is 207g/t silver equivalent. The silver equivalent is based on the calculated NSR for each element based on the following price assumptions US$30/oz for silver, US$2,500/oz for gold, US$0.93/lb for lead and US$1.25/lb for zinc.

7. Bolañitos Mineral Resource and Mineral Reserve are reported using multiple silver equivalent cut-offs based on production area. Silver equivalent cut-off grades are 134 g/t for veins located in the La Luz and San Miguel production areas, 135 g/t for veins located in the Lucero production area, and 140 g/t for the remaining veins at Bolañitos. Metallurgical recoveries were 85.3% silver and 90.1% gold for Bolañitos.

8. Terronera mineral reserves are reported using a silver equivalency cut-off formula AgEq (g/t) = Ag (g/t) + (Au (g/t) x 78.9474). Cut-off grade varies between 156 g/t to 200 g/t AgEq depending on mining method. Metal prices used were $1,500/oz Au and $19.00/oz Ag. Metallurgical recovery of 84.9% for silver and 79.8% for gold, transport, treatment and refining charges of $0.75/oz Ag, and NSR royalties of 2.5%. Mineral Reserves are reported based on mining costs of $30.00/t for sub-level open stoping, $49.18/t for cut and fill, $48.00/t for shrinkage mining, $28.46/t for process costs, and $8.49/t for G&A costs.

9. Terronera mineral resources are constrained within a wireframe constructed at a nominal 150 g/t AuEq cut-off grade. A 150 g/t AgEq cut-off grade considers Wood's guidance on industry consensus for long term silver and gold prices for Mineral Resource estimation, metallurgical performance, mining, processing, and site G&A operating costs, treatment and refining charges, and royalties. Mineral Resources are stated as in-situ with no consideration for planned or unplanned external mining dilution. The silver and gold ounces estimates presented in the Mineral Resource estimate table have not been adjusted for metallurgical recoveries.

10. Parral Mineral Resources are estimated at a cut-off grade of 130 g/t AgEq for Palmilla, Veta Colorada, and San Patricio, 200 g/t Ag for Sierra Plata, and an NSR cut-off value of US$55/t for El Cometa. The NSR and AgEq values are based on estimated metallurgical recoveries, assumed metal prices and smelter terms, which include payable factors, treatment charges, penalties, and refining charges. Metal price assumptions were: US$17/oz Ag, US$1,275/oz Au, US$1.15/lb Zn, and US$1.00/lb Pb. A minimum mining width of 1.5 m was used for Sierra Plata, and 1.75 m for all other veins.

11. Mining recovery of 93.00% was applied for Guanaceví; 90.88% for Bolañitos, and 90% (cut and fill), 95% (longhole), 80% (shrinkage) for Terronera for Mineral Reserve Estimate calculations. Minimum mining widths were 0.8 metres for Mineral Reserve Estimate calculations.

12. Dilution factors for Mineral Reserve Estimate calculations averaged 28.00% for Guanaceví, 32.36% for Bolañitos, and 20% for Terronera. For current operations dilution factors are based on vein width diluted to width of drive for lateral sill preparation (generally >30%) and internal stope dilution calculations and external dilution factors of 24% for cut and fill mining and 40% for long hole mining.

13. Silver equivalent grades are based on a 90:1 silver:gold ratio and calculated including only silver and gold. Silver equivalent grades for Terronera are based on a 78:9474 silver:gold ratio and calculated including only silver and gold.

14. Indicated and Inferred Silver-Gold Mineral Resources for "Parral" includes the Colorada, Palmilla and San Patricio areas.

15. The Veta Colorada structure (Parral) does not contain gold on an economic scale.

16. Price assumptions for Guanaceví and Bolañitos, are US$30/oz for silver, US$2,500/oz for gold.

17. Figures in tables are rounded to reflect estimate precision; small differences generated by rounding are not material to the estimates.

Notes on the Pitarrilla Resource Estimate

18. The classification of the current Mineral Resource Estimate into Indicated and Inferred Mineral Resources is consistent with current 2014 CIM Definition Standards - For Mineral Resources and Mineral Reserves.

19. All figures are rounded to reflect the relative accuracy of the estimate and numbers may not add due to rounding.

20. All Mineral Resources are presented undiluted and in situ, constrained by continuous 3D wireframe models, and are considered to have reasonable prospects for eventual economic extraction.

21. Mineral Resources which are not mineral reserves do not have demonstrated economic viability. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

22. It is envisioned that parts of the Pitarrilla deposit (oxide and transition mineralization) may be mined using open pit mining methods. In-pit mineral resources are reported at a cut-off grade of 50 g/t AgEq within a conceptual pit shell, which has been limited to the base of the transition mineralization.

23. The results from the pit optimization are used solely for the purpose of testing the "reasonable prospects for economic extraction" by an open pit and do not represent an attempt to estimate mineral reserves. There are no mineral reserves on the Property. The results are used as a guide to assist in the preparation of a Mineral Resource statement and to select an appropriate resource reporting cut-off grade.

24. It is envisioned that parts of the Pitarrilla deposit (sulphide mineralization) may be mined using underground mining methods. Underground (below-pit) Mineral Resources are estimated from the bottom of the pit (base of transition mineralization) and are reported at a base case cut-off grade of 150 g/t AgEq. The underground Mineral Resource grade blocks were quantified above the base case cut-off grade, below the constraining pit shell and within the constraining mineralized wireframes. At this base case cut-off grade the deposit shows good deposit continuity with limited orphaned blocks. Any orphaned blocks are connected within the models by lower grade blocks and are included in the Mineral Resource estimate.

25. Based on the size, shape, location and orientation of the Pitarrilla deposit, it is envisioned that the deposit may be mined using low cost underground bulk mining methods (i.e. longhole mining).

26. High grade capping of Ag, Pb and Zn was done on 1.50 metre composite data.

27. Bulk density values were determined based on physical test work from each deposit model and waste model.

28. AgEq Cut-off grades consider metal prices of $22.00/oz Ag, $1.00/lb Pb and $1.30/lb Zn and considers variable metal recoveries for Ag, Pb and Zn: oxide and transition mineralization - 75% for silver, 70% for Pb and 65% for Zn; sulphide mineralization - 86% for silver, 91% for Pb and 85% for Zn.

29. The pit optimization and in-pit base case cut-off grade of 50 g/t AgEq considers a mining cost of US$2.50/t rock and processing, treatment and refining, transportation and G&A cost of US$22.40/t mineralized material, an overall pit slope of 42° for oxide and 48° for transition and metal recoveries. The below-pit base case cut-off grade of 150 g/t AgEq considers a mining cost of US$46.50/t rock and processing, treatment and refining, transportation and G&A cost of US$30.90/t mineralized material.

30. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

31. The database used for the current mineral resource estimate comprises data for 804 surface reverse circulation and diamond drill holes completed in the deposit area, which total 254,386 metres. The database totals 134,441 assay intervals for 188,816 metres.

32. The mineral resource estimate is based on 19 three-dimensional ("3D") resource models representing oxide, transition and sulphide mineralization, as well as 9 lithological 3D solids and a digital elevation surface model. The main Pitarrilla deposit generally strikes 330° to 335° and dips/plunges steeply east-northeast (-60° to -65°). The oxide mineralization in the Cordon Colorado and Javelina Creek Zones extend for 700 to 900 metres southwest and northeast of the main Breccia Ridge Zone.

33. Silver, lead and zinc were estimated for each mineralization domain in the Pitarrilla deposit. Blocks within each mineralized domain were interpolated using 1.5 metres capped composites assigned to that domain. To generate grade within the blocks, the inverse distance squared (ID 2 ) interpolation method was used for all domains.

Guanaceví Project, Durango State, Mexico

The executive summary of the Guanaceví Project attached hereto as Schedule "A" is extracted from a technical report titled "NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Guanaceví Project, Durango State, Mexico" co-authored by the Company and by Hard Rock Consulting, LLC ("Hard Rock"), a full-service geologic and mine engineering firm, with an effective date of November 5, 2022, and dated December 14, 2022 (the "Guanaceví Technical Report"). The detailed disclosure on the Guanaceví Project in the Guanaceví Technical Report is incorporated into this AIF by reference and the summary attached as Schedule "A" is subject to all the assumptions, qualifications and procedures set out in the Guanaceví Technical Report. The complete report can be viewed on SEDAR+ at www.sedarplus.ca.

Guanaceví Exploration Update

During 2025, the Company drilled 5,870 metres across 23 holes at a total expense of $1.2 million focusing on underground diamond drilling and continued evaluation of Milache and El Curso properties, including the La Cruz area between Milache and El Curso, as well as the Alondra area located between El Curso and Porvenir Cuatro. Drilling results confirmed expectations and intersected significant mineralization with similar grades and vein widths to historical results.

The Company invested $14.6 million to develop 3.7 km of underground ramps and access. These exploration results and development activities with previous information were considered and included in an internal updated mineral reserve and resource estimation as of December 31, 2025.

In 2026, management plans to invest $24.5 million will be invested in capital projects, the largest of which is 4.5 kilometres of mine development at El Curso and Milache for an estimated $15.5 million. An additional $6.3 million will be invested in mine infrastructure and equipment. A further $1.4 million will be invested in the plant and tailings storage facility, including further work on the tailings facility expansion. A remaining $1.3 million will be spent on various surface infrastructure or equipment upgrades.

A quality control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All samples are split at the local field office and shipped to SGS (earlier in the year to the ALS Labs), where they are dried, crushed, split and 250-gram pulp samples are prepared for analysis. Gold is determined by fire assay with an atomic absorption finish and silver by aqua regia digestion with ICP finish, over-limits by fire assay and gravimetric finish.

Guanaceví Mineral Resource Estimation Update

The drill hole and channel sample database cut-off used for mineral resource estimation was November 30, 2025.

Eleven veins at the Guanaceví mining operation have mineral resources estimated based on drill hole data constrained by geologic vein boundaries. Both exploration and production data (development drives and stopes) are used for modelling estimation and classification. The interpolation is assessed through Ordinary Kriging algorithm. Eight veins are estimated based on the 2D polygonal methods are estimated by using a fixed distance Vertical Longitudinal Projection (VLP) from sample points

The Company classified estimated mineral resources into Measured, Indicated, and Inferred using the kriging variance (KV) from the silver estimated grades on a vein-by-vein basis. KV is a measure of the estimates precision where lower values are more precise than higher values. Blocks were initially classified as Measured with a maximum KV between 0.25 and 0.40, with a resulting average maximum KV of 0.32. Blocks were initially classified as Indicated with a maximum KV between 0.65 and 0.9, with a resulting average maximum KV of 0.70. Blocks were initially classified as Inferred with a maximum KV between 0.99 and 1.00, with a resulting average maximum KV of 1.14. Following initial classification, the blocks were reviewed in long sections and reclassified to ensure Measured and Indicated blocks were not supported by a single drill hole/intercept. All veins estimated using VLP methods were classified as Inferred.

Guanaceví Silver-Gold Mineral Resources (as of December 31, 2025)
	Tonnes (000s)	Ag g/t	Au g/t	Ag Eq g/t	Ag oz (000s)	Au oz (000s)	Ag Eq oz (000s)
Measured	78	365	0.86	443	913	2.1	1,105
Indicated	453	359	0.81	432	5,231	11.8	6,294
Total Measured & Indicated	531	360	0.82	434	6,144	14.0	7,400
Total Inferred	501	436	0.83	511	7,029	13.3	8,227

Notes for Mineral Resource estimation

1. The effective date for the insitu mineral resources is December 31, 2025. The QP for the estimate, Mr. Richard A. Schwering, P.G., SME-RM of Hard Rock Consulting, LLC is independent of Endeavour Silver Corp.

2. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no certainty that any or all of the mineral resources will be converted into mineral reserves.

3. Mineral resources are exclusive of and in addition to mineral reserves.

4. Inferred mineral resources are that part of a mineral resource for which the grade or quality are estimated on the basis of limited geological evidence and sampling. Inferred mineral resources do not have demonstrated economic viability and may not be converted to mineral reserves. It is reasonably expected, though not guaranteed, that the majority of Inferred mineral resources could be upgraded to Indicated mineral resources with continued exploration.

5. Mineral Resources are reported using multiple silver equivalent cut-offs based on concession area. Silver equivalent cut-off grades are 270 g/t for mineral resources located in the Alondra, El Curso, and Porvenir Frisco concession boundaries, and 207 g/t for all other concessions.

6.  Metallurgical recoveries for cut-off grade calculations were 87.7% for silver and 91.9% for gold

7. Dilution factor and mining recovery for mineral resources are not applied.

8. Silver equivalents are based on a 90:1, a 5% increase on the silver to gold price ratio. Price assumptions are US$30.00 per troy ounce for silver and US$2,500.00 per troy ounce for gold.

9. Rounding may result in apparent differences when summing tons, grade and contained metal content. Tonnage and grade measurements are in Metric units. Grades are reported in grams per tonne (g/t). Contained metal is reported as troy ounces (oz).

Guanaceví Mineral Reserve Estimation Update

The mineral reserve estimate includes the Santa Cruz, Porvenir Norte, Milache and Porvenir Cuatro areas of the mine with an effective date of December 31, 2025.

The mining breakeven cut-off grade includes internal stope dilution and was utilized to generate the stope designs for defining the reserves. The cut-off is stated as silver equivalent since the ratio between gold and silver is variable and both commodities are sold. Silver equivalent grade is calculated as the silver grade plus gold grade multiplied by 80, taking into account gold and silver prices and expected mill recoveries.

Mineral reserves are derived from measured and indicated resources after applying the economic parameters as stated below, while utilizing Vulcan software to generate stope designs for the reserve mine plan. The Guanaceví Project mineral reserves are derived and classified according to the following criteria:

  Proven mineral reserves are the economically mineable part of the measured resource for which mining and processing / metallurgy information and other relevant factors demonstrate that economic extraction is feasible. For Guanaceví Project, this applies to blocks located within approximately 15 m of existing development and for which the Company has a mine plan in place.

  Probable mineral reserves are those measured or indicated mineral resource blocks which are considered economic and for which the Company has a mine plan in place. For the Guanaceví mine project, this is applicable to blocks located a maximum of 25 m to 40 m either vertically or horizontally from development and the drill hole data.

Guanacevi Silver-Gold Proven and Probable Reserves (as of December 31, 2025)
	Tonnes (000s)	Ag g/t	Au g/t	Ag Eq g/t	Ag oz (000s)	Au oz (000s)	Ag Eq Oz (000s)
Proven	152	361	0.87	439	1,767	4.2	2,149
Probable	261	326	0.76	395	2,742	6.4	3,317
Total Proven & Probable	414	339	0.80	411	4,509	10.6	5,466

Notes for Mineral Reserve estimation

1. Guanaceví mineral reserve cut-off grades are based on a 207 g/t silver equivalent for Santa Cruz Sur of Guanaceví, 207 g/t silver equivalent for Santa Cruz, 207 g/t silver equivalent for Milache of Guanaceví and 270 g/t silver equivalent for Porvenir Norte and the El Curso concession of Guanaceví.

2. Guanaceví metallurgical recoveries are 87.7% silver and 91.9% gold.

3. Mining recoveries of 93% were applied for mineral reserve estimate calculations.

4. Minimum mining widths are 0.8 m for mineral reserve estimate calculations.

5. Dilution factor is 24.0% for cut and fill mining and 40.0% for longhole mining, the dilution factors are calculated based on estimates of internal dilution of cameras and external empirical factor dilution.

6. Price assumptions are $30/oz for silver and $2,500/oz for gold.

Bolañitos Project, Guanajuato State, Mexico

In January 2026, the Company completed the sale of the Bolañitos mine.

The executive summary of the Bolañitos Project attached hereto as Schedule "B" is extracted from the technical report titled "NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Bolañitos Project, Guanajuato State, Mexico" co-authored by the Company and by Hard Rock Consulting, LLC ("Hard Rock"), a full-service geologic and mine engineering, with an effective date of November 9, 2022 and dated December 14, 2022 (the "Bolañitos Technical Report"). The detailed disclosure on the Bolañitos Mines Project in the Bolañitos Technical Report is incorporated into this AIF by reference and the summary attached as Schedule "B" is subject to all the assumptions, qualifications and procedures set out in the Bolañitos Technical Report. The complete report can be viewed on SEDAR+ at www.sedarplus.ca.

Bolañitos Exploration Update

During 2025, the Company drilled 7,889m in 38 holes mainly related to surface drilling programs in the La Luz North area, as well as limited drilling in the Lana NW area targeting the Fw Lana vein. Geological mapping and sampling continued throughout Q4 2025 to refine resource models.

The Company invested $6.0 million to develop 3.4 km of underground ramps and access. These exploration results and development activities with previous information were considered and included in an internal updated mineral reserve and resource estimation as of December 31, 2025.

A quality control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All samples are split at the local field office and shipped to ALS Labs, where they are dried, crushed, split and 250-gram pulp samples are prepared for analysis. Gold is determined by fire assay with an atomic absorption finish and silver by aqua regia digestion with ICP finish, over-limits by fire assay and gravimetric finish.

In January 2026, the Company completed the sale of Bolañitos.

Bolañitos Mineral Resource Estimation Update

The drill hole and channel sample database cut-off used for mineral resource estimation was November 30, 2025.

Eighty-three veins at the Bolañitos mining operation have mineral resources estimated based on drill hole data constrained by geologic vein boundaries. Both exploration and production data (development drives and stopes) are used for modelling estimation and classification. The interpolation is assessed through Ordinary Kriging algorithm. Nine veins are estimated based on the 2D polygonal methods are estimated by using a fixed distance Vertical Longitudinal Projection (VLP) from sample points

The Company classified estimated mineral resources into Measured, Indicated, and Inferred using the kriging variance (KV) from the silver estimated grades on a vein-by-vein basis. KV is a measure of the estimates precision where lower values are more precise than higher values. Blocks were initially classified as Measured with a maximum KV between 0.15 and 0.40, with a resulting average maximum KV of 0.31. Blocks were initially classified as Indicated with a maximum KV between 0.50 and 0.80, with a resulting average maximum KV of 0.63. Blocks were initially classified as Inferred with a maximum KV between 0.75 and 1.20, with a resulting average maximum KV of 0.93. Following initial classification, the blocks were reviewed in long sections and reclassified to ensure Measured and Indicated blocks were not supported by a single drill hole/intercept. All veins estimated using VLP methods were classified as Inferred.

Bolañitos Silver-Gold Mineral Resources (as of December 31, 2025)
	Tonnes (000s)	Ag g/t	Au g/t	Ag Eq g/t	Ag oz (000s)	Au oz (000s)	Ag Eq oz (000s)
Measured	67	137	2.81	390	296	6.1	842
Indicated	994	107	2.20	305	3,420	70.4	9,758
Total Measured & Indicated	1,061	109	2.24	311	3,716	76.5	10,601
Total Inferred	1,775	138	1.89	308	7,902	107.8	17,607

Notes for Mineral Resource estimation

1. The effective date for the insitu mineral resources is December 31, 2025. The QP for the estimate, Mr. Richard A. Schwering, P.G., SME-RM of Hard Rock Consulting, LLC, is independent of Endeavour Silver Corp.

2. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no certainty that any or all of the mineral resources will be converted into mineral reserves.

3. Mineral resources are exclusive of and in addition to mineral reserves.

4. Inferred mineral resources are that part of a mineral resource for which the grade or quality are estimated on the basis of limited geological evidence and sampling. Inferred mineral resources do not have demonstrated economic viability and may not be converted to mineral reserves. It is reasonably expected, though not guaranteed, that the majority of Inferred mineral resources could be upgraded to Indicated mineral resources with continued exploration.

5. Mineral Resources are reported using multiple silver equivalent cut-offs based on production area. silver equivalent cut-off grades are 134 g/t for veins located in the La Luz and San Miguel production areas, 135 g/t for veins located in the Lucero production area, 140 g/t for the remaining veins at Bolañitos.

6. Metallurgical recoveries for cut-off grade calculations were 85.3% for silver and 90.1% for gold .

7. Dilution factor and mining recovery for mineral resources are not applied.

8. Silver equivalents are based on a 90:1, a 5% increase on the silver to gold price ratio. Price assumptions are US$30.00 per troy ounce for silver and US$2,500.00 per troy ounce for gold.

9. Rounding may result in apparent differences when summing tons, grade and contained metal content. Tonnage and grade measurements are in Metric units. Grades are reported in grams per tonne (g/t). Contained metal is reported as troy ounces (oz).

Bolañitos Mineral Reserve Estimation Update

The reserve calculation for the Bolañitos mining operation was completed with an effective date of December 31, 2025.

The mining breakeven cut-off grade, which includes internal stope dilution, was utilized to generate the stope designs for defining the reserves. The cut-off is stated as silver equivalent since the ratio between gold and silver is variable and both commodities are sold. Mineral Resources are reported using multiple silver equivalent cut-offs based on production area. silver equivalent cut-off grades are 134 g/t for veins located in the La Luz and San Miguel production areas, 135 g/t for veins located in the Lucero production area, 140 g/t for the remaining veins at Bolañitos.

Silver equivalent grade is calculated as the silver grade in addition to gold grade multiplied by 90, taking into account gold and silver prices and expected mill recoveries.

Mineral reserves are derived from measured and indicated resources after applying the economic parameters as previously stated, and utilizing program to generate stope designs for the reserve mine plan. The Bolañitos mineral reserves are derived and classified according to the following criteria:

  Proven mineral reserves are the economically mineable part of the measured resource for which mining and processing / metallurgy information and other relevant factors demonstrate that economic extraction is feasible. For Bolañitos Project, this applies to blocks located within approximately 15m of existing development and for which Endeavour has a mine plan in place.

  Probable mineral reserves are those measured or indicated mineral resource blocks which are considered economic and for which Endeavour has a mine plan in place. For the Bolañitos mine project, this is applicable to blocks located a maximum of 25 m to 40 m either vertically or horizontally from development and the drill hole data.

Silver-Gold Proven and Probable Reserves (as of December 31, 2025)
	Tonnes (000s)	Ag g/t	Au g/t	Ag Eq g/t	Ag oz (000s)	Au oz (000s)	Ag Eq Oz (000s)
Proven	28	91	2.08	278	82	1.9	251
Probable	286	90	1.58	232	825	14.6	2,135
Total Proven & Probable	315	90	1.62	236	908	16.4	2,386

Notes for Mineral Reserve estimation

1. Bolañitos Mineral Resource and Mineral Reserve cut-off grades are based on 147 g/t silver equivalent for Belen, Karina and Puertecito, 141 g/t silver equivalent for La Luz Ramp, 142 g/t Silver equivalent for the Lucero Ramp and 141 g/t silver equivalent for San Miguel ramp area.

2. Bolañitos metallurgical recoveries are 86.2% silver and 90.2% gold.

3. Mining recoveries of 93.5% (La Luz), 91.3% (Lucero), 89.5% (San Miguel), 91.3% (Belen) were applied for mineral reserve estimate calculations.

4. Minimum mining widths are 0.8 m for mineral reserve estimate calculations.

5. Dilution factor is 24% for cut and fill mining, and 40% for longhole mining, the dilution factors are calculated based on estimates of internal dilution of cameras and external empirical factors dilution.

6. Price assumptions are $26/oz for silver and $2,200/oz for gold.

Terronera Project, Jalisco State, Mexico

On May 31, 2023, the Company filed an amended technical report titled "NI 43-101 Technical Report on the Feasibility Study of the Terronera Project, Jalisco State, Mexico - Amended" dated May 15, 2023, with an effective date of September 9, 2021 in respect of the Company's Terronera Project (the "Amended 2021 Terronera Report").

Unless otherwise indicated, the information that follows relating to the Terronera Project is based on, derived substantially from, and in some instances is a direct extract from, the Amended 2021 Terronera Report. Technical information disclosed since the effective date of the Amended 2021 Terronera Report has been updated under the supervision of the QPs noted in the section "Interests of Experts" in this AIF. The information below is based on assumptions, qualifications and procedures that are set out only in the Amended 2021 Terronera Report and reference should be made to the full text of the Amended 2021 Terronera Report which the Company has filed under its SEDAR+ profile at www.sedarplus.ca.

Project Description, Location and Access

Endeavour holds the Terronera Project through its 100% owned Mexican subsidiary, Endeavour Gold Corporation S.A. de C.V. (Endeavour Gold). Endeavour Gold holds the Terronera Project through its 100% owned subsidiaries Terronera Precious Metals S.A. de C.V. (TPM) and Minera Plata Adelante S.A. de C.V. (MPA).

The Terronera Project is located in the mountainous region of San Sebastián, a historical mining district in Mexico. The Terronera Project is situated approximately 160 km west of Guadalajara in Jalisco State and 50 km northeast of Puerto Vallarta. Road access is via paved roads. From Guadalajara, travel by road is via Federal Highway No. 70 that passes through the town of Mascota, about 210 km west of Guadalajara, and then it is another 55 km to San Sebastián del Oeste. Highway 70 continues to Puerto Vallarta on the Pacific coast. Good gravel roads exist within the Terronera Project area, and year-round access is possible, although some difficulties may be experienced during the rainy season.

Recent road improvements have reduced the road transit time from Puerto Vallarta to San Sebastián del Oeste to less than two hours. San Sebastián del Oeste is also served by a paved airfield in excellent condition.

National and international access to Puerto Vallarta and Guadalajara are good, with numerous daily flights from major cities in Mexico, the United States, and Canada, giving many options for traveling to and from the Terronera Project.

The Terronera Project is situated between latitude 20° 3' 45" and 21° 0' 30" north and longitude 104° 3' 00" and 104° 5' 00" west which is between WGS 84, UTM coordinates 514,860 and 524,860 east and 2,303,715 and 2,289,120 north in Zone 13Q.

Concessions

The Terronera Project consists of 25 mineral concessions, totalling 20,128 ha all of which are valid and in good standing. Surface rights and access rights have been negotiated with various private ranch owners and three local three local Ejidos in support of exploration activities. Mexican Mining law provides the right to use water from the mine for exploration, exploitation, processing, and project personnel.

Concessions and Fees on Each Concession

Concession Name	Title Number	Term of Mineral Concession	Hectares	2021 Annual Fees (MXN)
				1st Half	2nd Half
San Sebastián 4 (100% owned)	211073	31/03/00 to 30/03/50	22.0000	$3,870	$3,870
San Sebastián 7 (100% owned)	213145	30/03/01 to 29/03/51	166.0000	$29,199	$29,199
San Sebastián 6 (100% owned)	213146	30/03/01 to 29/03/51	9.8129	$1,726	$1,726
San Sebastián 8 (100% owned)	213147	30/03/01 to 29/03/51	84.8769	$14,930	$14,930
San Sebastián 5 (100% owned)	213528	18/05/01 to 17/05/51	95.0600	$16,721	$16,721
San Sebastián 10 (100% owned)	213548	18/05/01 to 17/05/51	16.0000	$2,814	$2,814
San Sebastián 9 (100% owned)	214286	06/09/01 to 05/09/51	101.8378	$17,913	$17,913
San Sebastián 2 (100% owned)	214634	26/10/01 to 25/10/51	19.5887	$3,446	$3,446
San Sebastián 3 (100% owned)	221366	03/02/04 to 02/02/54	63.8380	$11,229	$11,229
San Sebastián 1 R- 1 (100% owned)	235753	24/02/10 to 07/07/55	2808.8716	$494,081	$494,081
San Sebastián 10 Fracc. 1 (100% owned)	238532	23/09/11 to 22/09/61	2075.2311	$365,033	$365,033
San Sebastián 10 Fracc. 2 (100% owned)	238533	23/09/11 to 22/09/61	2.9233	$514	$514
San Sebastián 17 (100% owned)	243380	12/09/14 to 11/09/64	693.0000	$34,636	$34,636
San Sebastián 18 (100%owned)	244668	17/11/15 to 16/11/65	118.1621	$5,906	$5,906
San Sebastián 12 (100% owned)	246040	20/12/17 to 19/12/67	650.0000	$16,153	$16,153
San Sebastián 13 (100% owned)	246037	20/12/17 to 19/12/67	1022.6114	$25,412	$25,412
San Sebastián 14 (100% owned)	246084	20/12/17 to 19/12/67	627.0893	$15,583	$15,583
Cerro Gordo 1 (100% owned)	246334	11/05/18 to 10/05/68	499.7041	$6,006	$6,006
Cerro Gordo 2 (100% owned)	246335	11/05/18 to 10/05/68	500.0000	$6,010	$6,010

Concession Name	Title Number	Term of Mineral Concession	Hectares	2021 Annual Fees (MXN)
				1st Half	2nd Half
Cerro Gordo 4 (100% owned)	246713	31/10/18 to 30/10/68	400.0000	$4,808	$4,808
Cerro Gordo 5 (100% owned)	246714	31/10/18 to 30/10/68	399.5386	$4,802	$4,802
Los Pinos Fracc. I (100% owned)	227004	11/04/06 to 10/04/56	4821.6775	$848,133	$848,133
Los Pinos Fracc. II (100% owned)	227005	11/04/06 to 10/04/56	14.0093	$2,464	$2,464
La Unica Fracc. I (exclusive purchase option granted)	225184	02/08/05 to 01/08/55	2157.2787	$379,465	$379,465
La Sanguijuela (exclusive purchase option granted)	229824	20/06/07 to 13/11/55	2759.4035	$485,379	$485,379
Total			20,128.51	$2,796,233	$2,796,233

Note: (1) All concessions in this table for which a "100% owned" reference is included, are owned indirectly by Endeavour. (2) All concessions in this table for which a "exclusive purchase option granted" are indirectly optioned to Endeavour.

Surface Rights

In addition to the mineral rights, Endeavour has agreements with various private ranch owners and three local Ejidos (San Sebastián del Oeste, Santa Ana, and Santiago de Los Pinos) that provide access for exploration purposes. The below table summarizes the surface access rights as of October 2021.

Summary of Endeavour's Surface Access Rights

Owner	Activity	Validity (yrs)	Term
Ejido Santiago de Los Pinos (Exploration)	Exploration	3	15/01/2019 - 2022
Ejido San Felipe de Hijar (Exploration)	Exploration	5	15/01/2019 - 2024
Ejido San Sebastián del Oeste (Exploration and Operations)	Exploration and Mine Operations	25	05/09/2016 - 2041
Ejido Santiago de Los Pinos (La Terronera Mine Area)	Mine Operations	25	07/07/2014 - 2039
Ejido Santiago de Los Pinos (El Portezuelo)	Mine Operations	25	07/07/2014 - 2039
Ejido Santiago de Los Pinos (El Mondeño)	Mine Operations	25	27/04/2015 - 2040
Ejido Santiago de Los Pinos (Antenas; Telecomunicaciones)	Mine Operations	15	09/08/2016 - 2031
Felipe Santana García de Alba (Telecomunicaciones)	Mine Operations	6	15/07/2016 - 2022

Royalties

The Terronera Project is subject to three royalties. The Mexican government retains 0.5% royalty on any precious metals produced. Industrias Minera México S.A. de C.V. (IMMSA) and Compañia Plata San Sebastian S.A. de C.V. (AGREMIN) retains 2% net smelter return (NSR) royalty on mineral production from the concessions each individually conveyed or optioned to Endeavour (10 concessions totaling 3,388 ha from IMMSA; and 4 concessions totaling 9,752 ha from AGREMIN).

In addition, the concessions and their exploitation impose (as applicable) the payment of:

• Surface Area Fees - fees for the area covered by each mining concession on a per Hectare basis (referenced in the table "Concessions and Fees on Each Concession" above)

• Special Mining Fees - 8.5% of the positive difference resulting from the income derived from the sale of the metals produced minus the allowable deductions

• Extraordinary Mining Fee - 1% of the income derived from the sale of gold, platinum and silver

• Additional mining fees - applicable to mining concessions where no exploration or exploitation work has been performed.

Exploration History

Prior exploration activities, where known, are summarized in the below table:

Exploration History Summary

Year	Company	Exploration
1921	Various, unknown	After the Mexican Revolution, intermittent small-scale mining took place in Santiago de Los Pinos, Los Reyes, and Navidad. All of these areas are currently inactive.
1979	Consejo de Recursos Minerales	Regional and local semi-detailed mapping and exploration activity.
1985	Compañía Minera Bolaños, S.A.	Prospecting activities in the areas of Los Reyes and Santiago de Los Pinos. This work eventually ended, and many of the concessions were allowed to elapse.
The late 1980s	IMMSA	Exploration begins in Sebastián del Oeste district.
1992-1995	IMMSA	Detailed geological mapping and sampling of outcropping structures including the La Quiteria, San Augustin and Los Reyes veins, as well as other veins of secondary importance. IMMSA assayed more than 200 rock samples from many of the old mines.
1995-2010	IMMSA	An initial program of 17 widely-spaced diamond drill holes was completed, mainly at the Terronera Vein. Drilling succeeded in intersecting widespread silver- gold mineralization, generally ranging from 1 g/t Ag to 50 to 150 g/t Ag over 2 to 6 m widths.
Drilling was suspended, and quantification of Mineral Resources was not undertaken.

Year	Company	Exploration
2010	Endeavour Silver / IMMSA	Endeavour Silver acquires the option to purchase San Sebastián properties from IMMSA.
2010	Endeavour Silver	Data compilation, geological mapping, rock chip and soil sampling.
2011	Endeavour Silver	Geological mapping, rock chip sampling, topographic surveying. Core drilling (36 holes; 7,691 m). Mineral Resource estimate.
2012	Endeavour Silver	Rock chip sampling. Core drilling (35 holes; 14,566 m). Updated Mineral Resource estimate.
2013	Endeavour Silver	Geological mapping, trenching, rock chip, and trench sampling. Core drilling (30 holes; 8,574 m). Updated Mineral Resource estimate. In the year 2013, all IMSA commercial agreement were fulfilled and the concessions were transferred entirely to Endeavour Silver.
2014	Endeavour Silver	Geological mapping, trenching, rock chip, and trench sampling. Core drilling (49 holes; 15,110 m).
2015	Endeavour Silver	Concessions that constitute the Terronera Project were purchased (100%) from AGREMIN. Concessions not related to the project were returned to AGREMIN. Geological mapping, trenching, and soil and trench sampling. Core drilling (27 holes; 6,133 m). Updated Mineral Resource estimate. Preliminary economic assessment.
2016	Endeavour Silver	Reconnaissance exploration, rock chip, and soil sampling. Core drilling (67 holes; 17,570 m). Geotechnical core drilling (4 holes; 1,241 m).
2017	Endeavour Silver	Geological mapping, trenching, and rock chip and trench sampling. Core drilling (47 holes; 12,252 m). Updated Mineral Resource estimate. Pre-feasibility study. First-time declaration of Mineral Reserves.
2018	Endeavour Silver	Geological mapping, rock chip sampling. Core drilling (39 holes; 18,774 m). Geotechnical core drilling (2 holes; 405 m). Updated Mineral Resource estimate.
2019	Endeavour Silver	Geological mapping, rock chip sampling. Geotechnical core drilling (2 holes; 385 m). Updates to mine design and production schedule from the 2017 pre-feasibility study.
2020	Endeavour Silver	Geological mapping, rock chip sampling. Core drilling (24 holes; 6,324 m). Updated pre-feasibility study.

Production History

There has reportedly been significant historical production from the San Sebastián del Oeste region spanning 1566 when the Villa de San Sebastián was founded through to the early 20th century. The amount of silver production; however, is unknown since historical production records have not survived the revolutions, passing of the individual owners, closing of the mines, corporate failure, or government seizure of assets.

However, in the Terronera Project area including surface construction and mine, limited old mine operations and portals are present. Beyond the project area, there are old mines from the 15 century, which do not affect the project both in the surface or underground.

Regional Geology

The mining district of San Sebastián del Oeste is situated at the southern end of the Sierra Madre Occidental metallogenic province, a north-northwesterly trending volcanic belt of mainly Tertiary age. This volcanic belt is more than 1,200 km long and 200 to 300 km wide and hosts most of Mexico's gold and silver deposits. The volcanic belt is one of the world's largest epithermal precious metal systems.

The oldest rocks in the southern part of the Sierra Madre Occidental are late-Cretaceous to early-Tertiary calc-alkaline, granodiorite to granite batholiths that intrude coeval volcano- sedimentary units of late Eocene to Miocene age.

The Terronera Project lies within the structurally and tectonically complex Jalisco Block at the western end of the younger (early Miocene to late Pliocene) Trans-Mexican Volcanic Belt. Country rocks within the Jalisco Block include Cretaceous silicic ash flows and marine sedimentary rocks deposited between 45 and 115 Ma that are intruded by Cretaceous to Tertiary granite, diorite, and granodiorite of the Puerto Vallarta Batholith. The volcanic rocks of the San Sebastián cinder cone field are dated at 0.48 to 0.26 Ma, and are characterized by distinct, high potassium, alkalic compositions and were extruded within the Tepic-Zacoalco Graben that bounds andesitic stratovolcanoes located to the north and northeast.

The area has been affected by strong tectonic activity during the Cretaceous to Recent period, which has resulted in regional northwest-southeast striking transcurrent faults associated with movements of the northern portion of the Jalisco Block.

Local and Property Geology

The San Sebastián del Oeste area, including the Terronera Project, is underlain by an intermediate to felsic volcanic and volcaniclastic sequence correlated with the middle to lower Cretaceous Lower Volcanic Group of the Sierra Madre Occidental geological province. This volcano-sedimentary sequence consists of shale, sandstone, and narrow calcareous-clayey interbeds overlain by tuffs, volcanic breccias, and lava flows of mainly andesitic composition. The volcano-sedimentary units crop out in the north-central part of the district. Further to the north, granitic to granodioritic intrusive rocks are present.

The sedimentary basin most likely developed along with a volcanic arc later intruded by granitic granodiorite intrusions. This magmatism gave rise to andesite flows and pyroclastic eruptions followed by deposition of the rhyolite flows, volcanic breccias, pyroclastic dacites, and basalt, which are host to the epithermal veins in the district. A later volcanic event, attributable to the formation of the Trans Mexican Volcanic Belt, resulted in volcanic rocks of mafic alkaline composition.

The more critical mineralized veins in the San Sebastián del Oeste district are controlled by west-northwest to northwest striking structures related to a transcurrent fault system. An extensive, second-order, east-west structural trend is related to extension caused by sinistral movement on the primary structures.

In the San Sebastián del Oeste district, silver and gold mineralization represents the upper portion of an epithermal vein system. Illite, sericite, and adularia are characteristic alteration assemblages that typically occur in the veins and in the vein wall rocks. In higher elevation areas, where limited mining (colonial-era artisanal mining), has occurred, such as the El Hundido and Real de Oxtotipan mines, the quartz is amorphous and milky white, indicative of a low- temperature environment.

Mineralization

The epithermal veins' silver-gold ± base metal mineralization is hosted in structurally controlled quartz and quartz breccia veins. The principal Terronera Vein has been traced by drilling for 1.5 km on strike and from the surface to the maximum depth of drilling at 546 m. The Terronera Vein strikes at approximately 145° and dips 80° east. The actual width of the principal Terronera Vein ranges from 1.5 to 15 m and averages 3.9 m. In addition to the main Terronera Vein, there are additional hanging wall and footwall veins. The veins are primarily hosted in volcanic flows, pyroclastic, and epiclastic rocks and associated shales and their metamorphic counterparts (Lewis and Mulahwi (2012); Munroe (2013)).

Metallic minerals include galena, argentite, and sphalerite associated with quartz, calcite, and pyrite gangue constituents. Munroe (2013) reported that high silver and gold values from 2011 sampling of underground workings in the Terronera Vein were primarily obtained from crystalline quartz veins, drusy in places, with limonite and manganese oxides lining box works after sulphides and fine-grained disseminated pyrite and traces of dark grey sulphides, probably silver sulphides.

Regionally, known deposits contain polymetallic sulphide mineralization in wide vein structures. The veins at higher elevations may represent the tops of ore shoots containing significant silver and gold mineralization at depth.

Deposit Types

The deposits within the San Sebastián del Oeste district are considered to be examples of low- sulphidation epithermal deposits.

The following description for a low-sulphidation epithermal model is taken from Pantaleyev (1996).

High-level hydrothermal systems form low-sulphidation epithermal deposits from depths of ~1 km to surficial hotspring settings. Deposition is related to regional-scale fracture systems related to grabens, (resurgent) calderas, flow-dome complexes, and rarely, maar diatremes. Extensional structures in volcanic fields (normal faults, fault splays, ladder veins, and cymoid loops) are common; locally graben or caldera-fill clastic rocks are present. High-level (subvolcanic) stocks and dikes and pebble breccia diatremes occur in some areas. Locally resurgent or domal structures are related to underlying intrusive bodies.

Most types of volcanic rocks can host the deposit type; however, calc-alkaline andesitic compositions predominate. Some deposits occur in areas with bimodal volcanism and extensive subaerial ash-flow deposits. A less common association is with alkalic intrusive and shoshonitic volcanic rocks. Clastic and epiclastic sediments can be associated with mineralization that develops in intra-volcanic basins and structural depressions.

Ore zones are typically localized in structures but may occur in permeable lithologies. Upward- flaring ore zones centred on structurally controlled hydrothermal conduits are typical. Large (> 1 m wide and hundreds of metres in strike length) to small veins and stockworks are familiar with lesser disseminations and replacements. Vein systems can be laterally extensive, but ore shoots have a relatively limited vertical extent. High-grade mineralization is commonly found in dilational zones in faults at flexures, splays, and cymoid loops.

Textures typical of low-sulphidation deposits include open-space filling, symmetrical and other layering, crustification, comb structure, colloform banding, and multiple brecciation.

Deposits can be strongly zoned along strike and vertically. Deposits are commonly zoned vertically over 250 to 350 m from a base metal-poor, gold-silver-rich top to a relatively silver-rich base metal zone, and an underlying base metal-rich zone grading at depth into sparse base metal, pyritic zone. From surface to depth, metal zones can contain gold-silver-arsenic- antimony-mercury, gold-silver-lead-zinc-copper, or silver-lead-zinc. In alkalic host rocks, tellurides, vanadium-mica (roscoelite), and fluorite may be abundant, with lesser molybdenite.

The main mineral species are pyrite, electrum, gold, silver, argentite, chalcopyrite, sphalerite, galena, tetrahedrite, silver sulphosalt, and selenide minerals. Quartz, amethyst, chalcedony, quartz pseudomorphs after calcite, calcite, adularia, sericite, barite, fluorite, calcium- magnesium-manganese-iron carbonate such as rhodochrosite, hematite, and chlorite are the most common gangue minerals.

Silicification is extensive in mineralization as multiple generations of quartz and chalcedony are commonly accompanied by adularia and calcite. Pervasive silicification in vein envelopes can be flanked by sericite-illite-kaolinite assemblages. Intermediate argillic alteration (kaolinite- illite-montmorillonite (smectite)) can form adjacent to some veins; advanced argillic alteration (kaolinite-alunite) may form along the tops of mineralized zones. Propylitic alteration dominates peripherally and at depth.

Low-sulphidation epithermal veins in Mexico typically have a well-defined, subhorizontal ore horizon about 300 to 500 m in vertical extent where bonanza grade mineralization shoots have been deposited due to boiling of hydrothermal fluids. Neither the top nor the bottom of the mineralized horizons at the Terronera Project have been precisely established.

The San Sebastián del Oeste silver-gold district hosts high-grade silver-gold, epithermal vein deposits characterized by low-sulphidation mineralization and adularia-sericite alteration. The veins are typical of epithermal silver-gold vein deposits in Mexico in that they are primarily hosted in volcanic flows, pyroclastic, and epiclastic rocks, or sedimentary sequences of shale and its metamorphic counterparts.

Exploration and Drilling

Endeavour has conducted several exploration programs since 2010. Exploration activities include geological mapping, data compilation, rock chip sampling, trenching, soil geochemistry surveys, and topographical and geographical mapping using satellite photogrammetry.

Areas explored include: Real Alto, located in the southern part of the Terronera Project (including the Real, Tajo, Las Animas, Los Negros, La Escurana, Los Lodos, La Mora, Peña Gorda, El Maguey, Monte Obscuro and several other structures located in the area); Central part of the project (which includes the Terronera, La Luz and Quiteria West veins, in addition, several other structures in the area, highlighting El Padre, Los Espinos, Democrata, El Fraile, La Escondida, Vista Hermosa, La Atrevida, La Loma, Los Pajaros, Valentina, Jabalí, Lindero, San Simón, El Fresno, Zavala and Pendencia); North part of the project, around the Santiago de los Pinos town, including Los Reyes, La Ermita, Las Coloradas, La Plomosa and Los Encinos veins; La Unica area (La Unica vein and Julio-Camichina system); and more recently Los Cuates area (La Sanguijuela and San Sebastian 11 claims).

Drilling was initiated by IMMSA between 1995 and 2010, completing 17 diamond drill holes. Since 2011 Endeavour completed 194 diamond drill holes and 40 channels totaling 66,076.6 m on the Terronera Vein and 41 diamond drill holes totaling 9,795.65 m on the La Luz Vein. Only holes drilled by Endeavour were used to construct the Mineral Resource estimates.

Core logging recorded mineralization types, structure, density, recovery, rock quality designation (RQD), alteration, and geology. Core recovery is within acceptable levels with an average of 90% in the Terronera Vein, 100% in the La Luz Vein, and 100% in the host rock surrounding both.

Collar surveys are carried out with total station and a dual-band global positioning system (GPS), while surface holes are surveyed using a Reflex multi-shot down-hole survey instrument at 30 m intervals from the bottom of the hole and back up the collar.

The drill programs conducted at the Terronera Project are summarized in the "Drill Hole Summary" table below. Drill holes were typically drilled starting with HQ core diameter and eventually reducing to NQ.

Drill Hole Summary

Company	Year	No. of Core Holes	Metres Drilled	Areas Drilled
IMMSA	1992-1995	17	Unknown	Terronera, Quiteria West, La Luz
Endeavour Silver	2011	36	7,691	Real Alto, Quiteria West
Endeavour Silver	2012	35	14,566	Real Alto, Quiteria West, Terronera
Endeavour Silver	2013	30	8,574	Terronera
Endeavour Silver	2014	49	15,110	Terronera and Zavala
Endeavour Silver	2015	27	6,133	Terronera
Endeavour Silver	2016	67	17,570	Terronera, La Luz, El Mondeño, Exploration drilling around Terronera and La Luz veins
Endeavour Silver	2016	4	1,241	Geomechanical - Terronera Vein
Endeavour Silver	2017	47	12,252	La Luz, Quiteria West, Exploration drilling around Terronera and La Luz veins
Endeavour Silver	2018	39	18,774	Terronera
Endeavour Silver	2018-2019	4	789	Geomechanical - La Luz
Endeavour Silver	2020	24	6,324	Terronera, Real Alto, Los Cuates, Exploration drilling around Terronera vein
Total		379	109,024

Sampling and Analysis

Sampling is conducted in the Endeavour core storage facilities, where it is geologically and geotechnically logged (RQD). Sampling is done in the mineralized structure with intervals between 20 and 100 cm and within the surrounding host rock with intervals between 20 and 150 cm. Photographs and density measurements are taken.

The Terronera Project has two core storage facilities located in Santiago de Los Pinos and within the Terronera Project area. There is no security for the core shack's mineralized core, and the camp is an open site area.

Plastic core boxes and paper pulp bags are stored in an orderly manner in metal racks. Core Storage 1 is where core drilled until the 2020 drill program is stored. Core Storage 2 is where the post-2020 drilling campaign core is stored.

Endeavour maintains the chain of custody throughout the drilling, sampling, and dispatch process to ensure no tampering takes place. Witness samples taken by independent consultants visiting the property in 2021 and in 2018 support the presence of economically significant mineralization in the intervals sampled.

The whole core is cut in half with a diamond rotary saw, and broken core pieces are split with a pneumatic core splitter for sampling and are bagged and tagged. Samples are prepared at the ALS Chemex facility Guadalajara (ALS Guadalajara) which is independent of Endeavour and holds an ISO/IEC 17025 accreditation. Independent laboratory ALS laboratory in Vancouver, Canada (ALS Canada) with ISO/IEC 17025 accreditation carried out the analytical process between 2012 and 2018. Samples from the 2020 campaign were sent to the SGS Durango-Mexico laboratory (SGS Durango) which is also independent of Endeavour and accredited under ISO/IEC 17025. SGS Durango were also used as the secondary laboratory for the 2019 drilling campaign. Inspectorate laboratory in Hermosillo has been used as a secondary laboratory since 2012. They are independent of Endeavour and hold global quality certifications under ISO9001:2008, Environmental Management under ISO14001, and Safety Management under OH SAS 18001 and AS4801.

Silver grades were determined by ALS Canada using inductively couple plasma atomic emission spectroscopy (ICP-AES) following aqua regia digestion. Gold was assayed by fire assay (FA) followed by atomic absorption (AA) analysis of the FA bead on a 30 g pulp sample. Assays reporting over the gold and silver limit is FA followed by gravimetric analysis on a 30 g pulp sample. Detection limits for high-grade gold assays are 0.5 to 1,000 ppm and 5 to 10,000 ppm for silver assays.

SGS Durango uses aqua regia digestion followed by ICP optical emission spectroscopy (OES) for silver and FA for gold. Overlimit silver and gold assays are by FA with a gravimetric finish.

Endeavour employed a quality assurance quality control (QA/QC) program, including certified reference materials (CRMs), blanks, and duplicates inserted in the sample stream at a rate of approximately one control for every 20 samples. Check assaying was also conducted with a frequency of approximately 5%. A review of the QC data from drilling used for Mineral Resource estimation found potential low-level carry-through contamination in ALS Canada results that have been deemed minor and not material to the Mineral Resource estimate. The QP concludes that the sample preparation, security, and analytical procedures are adequate for use in Mineral Resource estimation.

Data Verification

The Endeavour QP performed verification and validation of drill hole collars, downhole surveys, geological logging, sampling, sample preparation, and assaying procedures during their site visit. Drilling practices were reviewed by visiting a rig, drilling an exploration drill hole, and checking downhole survey measurements. Core logging of drill holes from the Terronera and La Luz veins were reviewed. Sampling practices were reviewed together with the Terronera Project geologists. Witness samples were selected from the Terronera and La Luz veins, sent to ALS Canada, and a blank and standard for each vein. Results confirm the data to be reliable and suitable for use in updating the Mineral Resource.

Mineral Processing and Metallurgical Testing

Hazen Research completed initial comminution testing in 2016 and 2019. Samples were subjected to semi-autogenous grind mill comminution (SMC), Bond rod mill and ball mill work indexes (BWi and RWi, respectively), Bond abrasion index (Ai), and Bond impact work index (CWi) with results showing material classified as hard and highly abrasive. Additional comminution testing performed in 2021 supported these initial results with ore classified as very hard and highly abrasive.

ALS Metallurgy performed metallurgical test work in Kamloops, B.C., Canada. Testing before 2019 focused on evaluating flotation parameters from composite samples representative of materials with various precious metal grades and reviewing the potential for deleterious elements.

The 2019/2020 metallurgical program included grind versus recovery, flash flotation, rougher and cleaner circuit confirmation testing with the aim to refine the process design parameters and flowsheet. Recovery models were generated from composites from current and previous testwork campaigns.

The 2021 testwork focused on assessing the metallurgical performance of both the Terronera and La Luz veins. Testwork completed includes Ai, BWi, flash flotation, rougher and batch cleaner flotation, and locked cycle tests. Additional comminution tests determined the hardness of the Terronera ore be 19.1 kWh/t and an Ai of 0.47. Results showed a two-stage flotation cleaning circuit is recommended to achieve a marketable concentrate grade. Additionally, recycling the cleaner scavenger tails should be implemented and maintained as an option in the current circuit. The final concentrate quality used in the lock cycle tests was analyzed for minor and deleterious elements and was deemed not to affect the extraction of gold and silver significantly.

Based on the projected LOM plan, overall recoveries of silver and gold are 87.7% and 76.3%, respectively.

Mining Operations

A geomechanical underground mine design study was performed on available core and review of previous studies. The study was used to determine location within the orebodies of the mining method, stability of openings, and requirements for ground support and dilution estimates.

Three declines from the surface will achieve underground access to Terronera and La Luz. The declines collar at the process plant pad, the mine dry, and the upper zone of the deposit. The La Luz access decline extends from the process plant decline to the La luz deposit.

Shrinkage mining methods will extract mineral Reserves at La Luz. Shrinkage is an amenable method given the narrow thickness and the vertical nature of the deposit. Broken ore will be extracted with scooptrams and hauled to remucks or direct loaded to 30-tonne haul trucks. The trucks will then haul the material to the process plant stockpile.

The Terronera deposit will be extracted by a combination of sub-level stoping (SLS) methods and cut and fill (CAF) mining. SLS accounts for approximately 59% of the extraction at Terronera. CAF mining accounts for approximately 23% of the extraction, and the remaining 11% is extracted as development ore. Primary transverse sub-level stopes and longitudinal sub-level stopes will be backfilled with cemented rockfill with an average of 5% binder content. Secondary transverse stopes will be backfilled with uncemented mine development rock.

Processing and Recovery Operations

The process design was developed from the comminution and flotation testwork completed between 2017 and 2021. The process plant will operate continuously 365 days per annum with an assumed availability of 92% producing a high-grade concentrate.

Run-of-mine (ROM) material is transported to stockpiles, where a three-stage then processes it, closed crushing circuit with a designed capacity of 1,700 dry tpd in 16 hours of operation. Finely crushed product with a P80 of 6.7 mm will be conveyed to a fine ore bin and then to a primary grinding circuit to produce a product that is 80% minus 70 μm. Ground ores will be treated by flash flotation and conventional flotation with two stages of cleaning. Based on testwork results, overall recoveries of 87.7% for silver and 76.3% for gold are assumed for the LOM. Flotation tailings will be filtered and stored on the surface in a dry tailings storage facility (TSF).

Reagents used in the flotation of sulphide mineralization will be handled and stored on site. Freshwater will be provided by the Terronera and La Luz underground mining operations and used as make-up/firewater and process water. Annual power consumption required by the process is 43.3 GWh and will be supplied to the various process plant areas by the onsite power plant via overhead powerlines.

Infrastructure

Onsite infrastructure and services required for the Terronera Project include road and air (helipad) access, a process plant, process, and mine ancillary buildings, mine portals and associated mine facilities, waste and tailings storage facilities, onsite power generation and distribution, sewage and potable water treatment facilities (see table "Terronera Site Layout" below).

Terronera Site Layout

The site can be accessed by unpaved public roads that will require upgrading to a single-lane road of crushed gravel material. A helipad will provide additional access with its primary purpose for emergency use.

The majority of the process facilities will be open structures that are typically structural steel stick built. Ancillary buildings located in and around the process plant site and Portal 1 will include the gatehouse, mine emergency services, dining room, mine portal tag in/out building, truck shop and wash bay and a maintenance workshop and warehouse. Additional ancillary buildings around Portal 2/3 include a truck shop and mine portal tag in/out buildings and mine dry and administration buildings.

Tailings will be piped from the process plant to a filter plant, where a dry tailings material will be produced and trucked to the TSF located northwest of the process plant. The current footprint of the TSF occupies an area of approximately 89,760 m2 and will accommodate approximately 3.2 million m3 (5.3 million tonnes) of compacted filtered tailings over a 12-year mine life based on a process rate of 1,700 tpd.

A temporary waste rock storage facility (WRSF) will be constructed southeast and uphill from Portal 2 and will vary in size throughout the life-of-mine (LOM), reaching a maximum capacity of approximately 1.2 million tonnes.

Power will be provided by an onsite natural gas generator and will supply the 14.6 MW of connected load power required at the site. Power will be distributed by 13.8 kV overhead power lines from the primary power switchgear line up with two breakers. One breaker will supply for the process plant and ancillary buildings, while the second breaker will supply the surface ancillary loads at Portal 1, Portal 2, Portal 3, and the mine water management system. Electrical houses will be modular units and installed close to the main load points.

Freshwater will be piped from Portal 1 and Portal 2 to tanks located close by. Potable water will be distributed by a high-density polyethylene pipe (HDPE) pipeline to facilities around the process plant site and those around Portal 2.

An offsite construction camp facility adjacent to Santiago de Los Pinos will be converted to a permanent camp to provide personnel accommodation, meals, and ancillary services.

Permitting and Compliance Activities

Environmental baseline studies relating to meteorology and air quality, climatology, soil erosion and contamination, surface and subsurface hydrology, flora and fauna, and cultural, historical, and archaeological resources have been performed in support of the Manifest of Environmental Impact (MIA) initially submitted to SEMARNAT (Secretaria de Medio Ambiente y Recursos Naturales) in December 2013 for a 500 tpd operation. A modified MIA application was submitted to SEMARNAT in February 2017 with a proposed process rate of up to 1,500 tpd and a TSF developed as a filtered tailings storage facility. A further update to the MIA will be required to address the current production rate of 1,700 tpd. The QP does not consider this to be an issue.

A conceptual closure plan has been developed to ensure the post-mining landscape is safe and physically, geochemically, and ecologically stable. The plan ensures that the quality of water resources (possible effluents) in the area is protected and that communities and regulators welcome the restitution plan.

Capital and Operating Costs

Terronera Project's initial capital cost (the table "Summary of Capital Costs" below) is $175 M expressed in the second quarter of 2021 US dollars. This estimate falls under the AACE International Recommended Practice No. 47R-11 Class 3 Classification Guideline, with an expected accuracy to be within +15%/-10% of the Terronera Project's final cost, including contingency.

Sustaining capital is estimated to be $108.5 M and considers underground mining activities, mine surface facilities, tailings management, and filter plant standby requirements.

Summary of Capital Costs

Area	Initial Capital ($M)	Sustaining Capital ($M)	Total Cost ($M)
Mining	54.2	105.4	159.6
Tailings management facility	2.6	1.1	3.7
Ore crushing and handling	6.6	-	6.6
Mineral processing	28.6	2.0	30.6
Onsite infrastructure	22.2	-	22.2
Offsite infrastructure	2.3	-	2.3
Project indirects and Owner costs	43.8	-	43.8
Contingency	14.6	-	14.6
Total	175.0	108.5	283.5

Note: Figures may not sum due to rounding.

Total operating costs over the LOM is estimated at $494.1 M. Average operating costs are estimated at $66.96/t of processed ore and summarized in the table "Operating Cost Summary" below.

Mine operating costs account for all mining operations, excluding capital development and delineation drilling. Cost models are based on site-specific inputs provided from Endeavour.

Process operating costs include labour, energy consumption, supplies (operating and maintenance), mobile equipment, laboratory, and TSF and were estimated using first principles, budget quotations for reagents, and experience with similar projects.

G&A operating costs average approximately $6.8 M/yr or $ 10.90/t of processed ore.

Operating Cost Summary

Cost Area	Total ($M)	$/t	% of Total
Mining	225.7	30.58	46
Process	188.0	25.47	38
G&A	80.5	10.90	16
Total	494.1	66.96	100

Note: Figures may not sum due to rounding.

Economic Analysis

Certain information and statements contained in this section are forward-looking in nature and are subject to known and unknown risks, uncertainties, and other factors, many of which cannot be controlled or predicted and may cause actual results to differ materially from those presented here. Forward-looking statements include, but are not limited to, statements with respect to the economic and study parameters of the Terronera Project; mineral reserves; the cost and timing of any development of the Terronera Project; the proposed mine plan and mining strategy; dilution and extraction recoveries; processing method and rates and production rates; projected metallurgical recovery rates; infrastructure requirements; capital, operating and sustaining cost estimates; concentrate marketability and commercial terms; the projected LOM and other expected attributes of the project; the net present value (NPV), internal rate of return (IRR) and payback period of capital; future metal prices and currency exchange rates; government regulations and permitting timelines; estimates of reclamation obligations; requirements for additional capital; environmental risks; and general business and economic conditions.

The financial analysis was carried out using a discounted cash flow (DCF) methodology. Net annual cash flows were estimated to project yearly cash inflows (or revenues) and subtract projected cash outflows (such as capital and operating costs, royalties, and taxes). These annual cash flows were assumed to occur at year-end and were discounted back to the beginning of 2022 (Year -2), the start year of capital expenditure, and totalled to determine the NPV of the Terronera Project at a selected discount rate.

The financial evaluation of the Terronera Project generates positive before and after-tax results. The results show an after-tax NPV of $174.1 M at a 5% discount rate, an IRR of 21.3%, and a payback period of 3.6 years. A summary of the financial analysis results is presented in the table below "Summary of Economic Results."

The Terronera Project is most sensitive to fluctuations in the silver price, then to silver feed grades, gold price, and gold feed grades. It is less sensitive to changes in operating costs. It is least sensitive to changes in initial capital cost. Spider graphs showing the Terronera Project's sensitivity to capital costs, operating costs, grade, and metal price are shown in the tables below.

Summary of Economic Results

Description	Units	Value
Ag payable	000 oz	39,341
Au payable	000 oz	393
Ag payable equivalent	000 oz	70,310

Description	Units	Value
After-Tax Valuation Indicators
Undiscounted cash flow	$M	311.4
NPV @ 5%	$M	174.1
Payback period (from start of operations)	years	3.6
IRR	%	21.3%
Project capital (initial)	$M	175.0
Sustaining capital	$M	108.5
Closure cost	$M	7.1
Mining operating cost	$M	225.7
Processing operating cost	$M	188.0
G&A	$M	80.5

Sensitivity of After-Tax NPV Discounted at 5% (dated 2021)

Sensitivity of After-Tax IRR Discounted at 5% (dated 2021)

Construction and Development Activities

Up to October 1, 2025, Terronera was under development. As of October 1st, it achieved commercial production after consistently exceeding an average of 90% of the designed nameplate capacity of 2,000 tonnes per day, while also achieving at least 90% of the projected metal recoveries.

Terronera Exploration Update

At Terronera, during 2025, the Company drilled 44 holes totaling 7,146 meters at a cost of $1.7 million, with activities focused on underground diamond drilling in the La Luz deposit. The purpose of the drilling is to better define the La Luz ore body to provide a more detailed mine plan. Management expects the drilling to increase the total current resources.  In addition, the Company incurred $2.4 million in evaluation and non-capital expenditures over the year.

After achieving commercial production, the Company invested $7.7 million during Q4 2025 to develop 1.8 km of underground ramps and access. These exploration results and development activities with previous information were considered and included in an internal updated mineral reserve and resource estimation as of December 31, 2025.

In 2026, management plans to invest $56.7 million will be invested in capital projects, the largest of which is 9.0 kilometres of mine development at the Terronera mine for an estimated $32.9 million. The remaining $23.8 million will support one-time mine and plant infrastructure enhancements including the transition from diesel to LNG, construction of a new warehouse, expansion of accommodations by increasing bed capacity and other key initiatives designed to strengthen operational efficiency and sustainability.

A quality control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All samples are split at the local field office and shipped to SGS (prior in the year ALS Labs), where they are dried, crushed, split and 250-gram pulp samples are prepared for analysis. Gold is determined by fire assay with an atomic absorption finish and silver by aqua regia digestion with ICP finish, over-limits by fire assay and gravimetric finish.

Terronera Mineral Resource and Reserve Estimation Update

The Company's mineral resource and reserve estimates for the Terronera Project, Jalisco State, Mexico reported as at December 31, 2025 are based on the Amended 2021 Terronera Report updated solely to reflect depletion attributable to 2025 mining activity, with the underlying NI 43-101 Technical Report estimates, assumptions, parameters and methodologies otherwise remaining unchanged.

Terronera Silver-Gold Mineral Resources (as of December 31, 2025)
	Tonnes (000s)	Ag g/t	Au g/t	Ag Eq g/t	Ag oz (000s)	Au oz (000s)	Ag Eq oz (000s)
Terronera	968	218	1.92	370	6,801	59.7	11,513
Terronera (La Luz)	61	150	11.40	1,001	295	22.0	1,977
Total Inferred	1,029	214	2.47	408	7,096	82	13,490

Terronera Silver-Gold Proven and Probable Reserves (as of December 31, 2025)
	Tonnes (000s)	Ag g/t	Au g/t	Ag Eq g/t	Ag oz (000s)	Au oz (000s)	Ag Eq Oz (000s)
Probable	7,077	200	2.22	375	45,513	505	85,386
Total Proven & Probable	7,077	200	2.22	375	45,513	505	85,386

Kolpa Project, Huancavelica Province, Peru

On April 1, 2025, the Company filed an amended technical report titled "NI 43-101 Technical Report on the Huachocolpa Uno Mine Property, Huancavelica Province, Peru" dated March 27, 2023, with an effective date of December 31, 2024 in respect of the Company's Kolpa Project (the "2024 Kolpa Report"). The executive summary of the Terronera Project attached hereto as Schedule "D" is extracted from the 2024 Kolpa Report. The detailed disclosure on the Kolpa Project in the 2024 Kolpa Report is incorporated into this AIF by reference and the summary attached as Schedule "D" is subject to all the assumptions, qualifications and procedures set out in the 2024 Kolpa Report. The complete report can be viewed on SEDAR+ at www.sedarplus.ca.

Kolpa Exploration Update

Underground exploration activities were conducted across the Bienaventurada, Poderosa Oeste, Caudalosa Chica, and Yamila areas. Drilling results confirmed mineral potential and supported continued resource development. For the eight months ended December 31, 2025, the Company drilled a total of 138 holes, comprising 24,038 meters of drilling, and completed 5,426 meters of exploration drift development, at an aggregate cost of $4.2 million.

During the eight months ended December 31, 2025 the Company invested $18.6 million at Kolpa, primarily related to the plant capacity expansion and mine development

In 2026 $26.5 million will be invested in capital projects, including $2.7 million for 3.5 kilometers of mine development in the Bienaventurada and Poderosa areas. A further $7.1 million will be for mine infrastructure, equipment, and building improvements. Growth expenditures of $16.7 million will support a plant expansion to increase capacity to 2,500 tonnes per day, including ongoing installation of a new ball mill, upgrades to flotation cells and expansion of the tailings storage facility.

Drill core samples were shipped to Certimin Laboratory and/or Bureau Veritas Laboratory, both located in Lima, Peru, for sample preparation and analysis. Silver and base metals were analyzed using a multi-acid digestion with four acids with an ICP-OES finish and gold was assayed by 30-gram fire assay, read by atomic absorption spectroscopy (AAS). Over limit analyses for silver were re-assayed by 30-gram fire assay and gravimetric finish and for lead, zinc and copper re-assayed by ore-volumetric assay. Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance/quality control protocol. Pitarrilla Project, Durango State, Mexico

Pitarrilla Project, Durango State, Mexico

On March 29, 2023, the Company filed an amended technical report for the Pitarrilla Project titled "Mineral Resource Estimate for the Pitarrilla Ag-Pb-Zn Project, Durango State, Mexico" prepared by SGS Geological Services Inc., dated March 15, 2023, with an effective date of October 6, 2022 (the "2022 Pitarrilla Technical Report"). The executive summary of the Pitarrilla Project attached hereto as Schedule "C" is extracted from the 2022 Pitarrilla Technical Report. The detailed disclosure on the Pitarrilla Project in the 2022 Pitarrilla Technical Report is incorporated into this AIF by reference and the summary attached as Schedule "E" is subject to all the assumptions, qualifications and procedures set out in the 2022 Pitarrilla Technical Report. The complete report can be viewed on SEDAR+ at www.sedarplus.ca.

Pitarrilla Exploration Update

During 2025, exploration and evaluation activities at the Pitarrilla Project were focused primarily on advancing technical studies, infrastructure rehabilitation, and environmental and permitting initiatives to support future development of the project. Limited drilling was completed during the year, with efforts concentrated on advancing the geological understanding established through prior exploration campaigns and preparing the project for development-stage studies.

For the twelve months ended December 31, 2025, the Company completed a total of 42 diamond drill holes, comprising approximately 7,333 metres of drilling. Drilling activities were supported by approximately 670 metres of underground development, primarily within the exploration ramp, drill stations, and cross-cuts. These activities were undertaken to further refine the geological model and support ongoing mine design and engineering studies. Total exploration costs incurred during the year amounted to $6.2 million. In addition, the Company incurred $2.8 million in evaluation and non-capital expenditures related to Pitarrilla, primarily associated with technical studies and project advancement.

During the year, the Company advanced a comprehensive program of technical studies, including completion of mine design work, continued evaluation of power requirements, clearing of the proposed plant and office sites, design of the construction camp, and advancement of tailings management facility design. Environmental baseline activities progressed through monthly groundwater monitoring, rehabilitation of monitoring wells, flora relocation programs, and completion of the first environmental baseline field campaign. The Land Use Change permit was executed through vegetation clearing along access roads and within permitted development areas.

The work completed during 2025 builds on the extensive historical exploration and technical studies previously completed at Pitarrilla and is intended to support advancement of the project toward the development stage, forming the basis for future economic and permitting studies.

Non-Material Properties

The Company continually evaluates additional silver and gold prospects in Mexico, Peru, Chile and the U.S., which includes acquiring and disposing of rights to greenfield and brownfield mineral concessions. Currently, three exploration projects are being advanced: Parral (Mexico), Bruner (U.S.), and Aida (Chile). The following properties are presently in the exploration stage. These properties are not considered by the Company to be material for the purposes of this AIF.

Parral Properties, Chihuahua State, Mexico

The Parral properties are located in southern Chihuahua state, Mexico. The properties cover 3,432 ha, across three large properties, Veta Colorada, La Pamilla and San Patricio. These properties are accessible by paved highway and a well maintained gravel road only five km north of the city of Hidalgo Del Parral. The area has excellent infrastructure including grid power, water, labour, services and three nearby 500 tpd plants.

During 2025, the Company did not complete any drilling at the Parral properties.

The current resource estimate consists of an indicated mineral resource of 433,000 tonnes grading 271 gpt silver for an estimated 3.8 million silver ounces and an inferred mineral resource of 3,180,000 tonnes grading 322 gpt silver and 0.21 gpt gold for an estimated 321.9 million silver ounces and 21,700 gold ounces. The 2021 and 2022 drill results are not included as part the current mineral resource estimate.

Bruner Project, U.S.

The Bruner Gold Project is an exploration project located approximately 180 km southeast of Reno, Nevada. Gold was originally discovered in the district in 1906 and saw intermittent historic mining between 1906 and 1998. Endeavour completed the acquisition of the Bruner property in 2021 (see news released dated September 1, 2021) which includes mineral claims, mining rights, property assets, water rights, and government authorizations and permits.

Recent exploration activities by previous operators included mapping, drilling, geophysical surveys and sampling culminating in a mineral resource estimate in 2015 and a preliminary economic assessment in 2017 outlining a low capital cost, open pit, heap leach operation. A historic resource estimate of 342,000 ounces of gold contained in 17.5 million tonnes grading 0.61 gpt in three zones, Paymaster, HRA and Penelas was prepared for Canamex in a technical report dated January 22, 2018 titled "NI 43-101 Technical Report on the Bruner Gold Project, Updated Preliminary Economic Assessment, Nye County, Nevada, U.S." by Welsh Hagen Associates. Endeavour is not treating the historical estimate as a current mineral resource or mineral reserve, is not relying on it, and a qualified person has not verified or done sufficient work to classify the historical resource estimate as a current mineral resource or reserve.

Aida Project, Chile

The Aida project is located in northern Chile Region II along the Argentina border, 180 km southeast of Calama and 60 km southwest of SSR's Pirquitas mine in northern Argentina, accessible by paved highway and dirt road. The town of San Pedro de Atacama is about 110 km west of Aida and has modern infrastructure with a natural gas pipeline that follows the highway, within 22 km of the property. The project concessions covers 3,850 ha total, consisting of two 100% optioned 300-ha mineral concessions which cover a small historic mine (Mina Vieja), surrounded by 16 mineral concessions staked by the Company. The primary target is located in the "Mina Vieja" area and consists of polymetallic veins with Ag-Pb-Zn mineralization hosted in Miocene rhyodacitic tuffs. The IP and soil anomalies (Ag-Pb-Zn) cover an area of 800 x 700 m. The secondary target is located 5 km northeast of Mina Vieja, in the Miocene-age "Rhyodacitic Dome" sector, which exhibits numerous old antimony workings. This target corresponds to a low sulphidation vein with high silver values and a horizontal continuity of at least 2.5 km. A drill program is planned for 2026 pending receipt of permits.

ITEM 5: DIVIDENDS

5.1 Dividends

The Company has not declared any dividends during the past three fiscal years ended December 31, 2025. The Company otherwise has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance further acquisition, exploration and development of its mineral properties.

ITEM 6: DESCRIPTION OF CAPITAL STRUCTURE

6.1 General Description of Capital Structure

The Company's authorized share capital is comprised of an unlimited number of common shares without par value. All common shares of the Company rank equally as to voting rights, dividends and participation in the distribution of assets upon dissolution, liquidation or winding-up and in all other respects. Each share carries one vote per share at meetings of the shareholders of the Company.

The following table provides a summary concerning the Company's share capital as of December 31, 2025:

December 31, 2025
Authorized share capital	Unlimited number of common shares without par value
Number of shares issued and outstanding	295,410,615 common shares without par value

As at March 27, 2026, the Company has 295,759,487 common shares issued and outstanding.

On December 4, 2025, the Company completed a private placement of unsecured convertible senior notes with an aggregate principal amount of US$350 million, pursuant to an indenture governing the notes. The notes bear interest at a fixed rate, mature in 2031, and are convertible into common shares of the Company at a conversion price determined at issuance, subject to customary anti-dilution adjustments. The indenture includes customary covenants, redemption rights, and events of default.

On or after December 4, 2028, the Company may redeem for cash all or part of the outstanding Notes, but only if the last reported sale price of the Common Shares for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day prior to the date the Company provides notice of redemption to holders exceeds 130% of the conversion price in effect on each such trading day.  The redemption price will be equal to the sum of (1) 100% of the principal amount of the Notes to be redeemed and (2) accrued and unpaid interest, if any, to, but excluding, the redemption date.  The outstanding Notes are also redeemable by the Company in the event of certain changes to the laws governing Canadian withholding taxes.

6.2 Constraints

The Company is not aware of any constraints imposed on the ownership of its securities to ensure that the Company has a required level of Canadian ownership.

6.3 Ratings

The Company is not aware of any ratings, including provisional ratings, from rating organizations for the Company's securities that are outstanding and continue in effect.

ITEM 7: MARKET FOR SECURITIES

7.1 Trading Price and Volume

The Company's common shares are listed for trading on the TSX under the symbol "EDR" and on the NYSE under the symbol "EXK".

The following table sets forth the price ranges and volume traded of the common shares of the Company for each month in 2025 on the TSX, the Canadian marketplace on which the greatest volume of trading or quotation for the common shares generally occurs.

Month	High (CAD$)	Low (CAD$)	Volume Traded
December 2025	14.07	11.49	41,624,377
November 2025	14.01	9.27	25,403,209
October 2025	14.54	10.25	40,072,927
September 2025	11.33	7.99	41,440,464
August 2025	8.64	6.79	22,057,899
July 2025	8.26	6.51	21,441,470
June 2025	6.99	5.10	24,249,712
May 2025	5.14	4.41	18,196,343
April 2025	5.92	4.21	19,350,657
March 2025	7.34	5.00	27,080,626
February 2025	6.24	5.06	12,987,368
January 2025	5.96	4.84	12,496,920

The following table sets forth the price ranges and volume traded of the common shares of the Company for each month in 2025 as reported by the NYSE.

Month	High (U.S.$)	Low (U.S.$)	Volume Traded
December 2025	10.28	8.31	79,697,519
November 2025	10.02	6.68	47,998,628
October 2025	10.36	7.33	69,797,821
September 2025	8.21	5.76	74,162,842
August 2025	6.29	4.92	36,854,509
July 2025	6.04	4.76	39,904,322
June 2025	5.11	3.74	53,227,272
May 2025	3.72	3.15	38,501,337
April 2025	4.25	2.96	41,188,362
March 2025	5.13	3.45	33,378,335
February 2025	4.41	3.51	27,847,092
January 2025	4.14	3.36	24,356,056

7.2 Prior Sales

The following table summarizes the issuances of stock options, performance share units ("PSUs"), and deferred share units ("DSUs") by the Company for the year ended December 31, 2025:

Date of Issue	Number of Securities	Exercise Price CAD$	Type of Security
April 2, 2025	125,506	5.95	DSU
April 2, 2025	269,490	5.39	RSU
April 2, 2025	733,530	5.39	Stock Options
April 2, 2025	299,900	6.91	PSU
May 14, 2025	80,000	4.65	RSU
May 14, 2025	30,000	4.65	Stock Options
June 30, 2025	5,492	6.53	DSU
August 14, 2025	24,820	7.67	RSU
September 30, 2025	3,299	10.87	DSU
December 31, 2025	2,672	13.42	DSU

ITEM 8: ESCROWED SECURITIES

8.1 Escrowed Securities

To the Company's knowledge, as at December 31, 2025, there were no escrowed common shares of the Company or common shares of the Company subject to contractual restriction on transfer.

ITEM 9: DIRECTORS AND OFFICERS

9.1 Name, Occupation and Security Holding

The following is a list of the current directors and executive officers of the Company, their province/state and country of residence, their current positions with the Company and their principal occupations during the five preceding years. Each director is elected to serve until the next annual general meeting of shareholders or until his successor is elected or appointed, or unless his office is earlier vacated under any of the relevant provisions of the articles of the Company or the Business Corporations Act (British Columbia).

Name and Province/State and Country of Residence	Position	Date of Appointment as Director	Principal Occupation During Five Preceding Years
Rex McLennan(2)(3) British Columbia, Canada	Director, Chairman	June 12, 2007	Corporate Director and former Director of several public mineral exploration and mining companies.
Mario D. Szotlender(1)(2)(4) Caracas, Venezuela	Director	July 25, 2002	Independent Consultant and Director of several public mineral exploration and mining companies.
Ken Pickering(1)(3)(4) British Columbia, Canada	Director	August 20, 2012	Independent Director of several public mineral exploration and mining companies.
Margaret Beck (2)(3) Arizona, U.S.	Director	May 7, 2019	Retired mining executive.
Amy E. Jacobsen(3)(4) South Carolina, U.S.	Director	January 3, 2022	President of Windward Consulting LLC since 2007; Corporate Treasurer of Behre Dolbear Group from July 2019 to December 2022; Adjunct Professor at the Colorado School of Mines since 2019.
Daniel Dickson British Columbia, Canada	Director and Chief Executive Officer	May 12, 2021	Chief Executive Officer of Endeavour since May 2021; Chief Financial Officer of Endeavour from February 2009 to May 2021.
Angela Johnson(1)(4) British Columbia, Canada	Director	May 28, 2024	VP, External Affairs, previously VP, Corporate Development & Sustainability for Faraday Copper Corp Faraday Copper Corp., since April 2022; Director of Gold Royalty Corp, a NYSE American listed company since March 2023.
George N. Paspalas(5) British Columbia, Canada	Director	March 1, 2026	Former President and Chief Executive Officer of MAG Silver Corp., from to October 2013 to September 2025; Independent Director for Kinross Gold since January 2024.
Elizabeth Senez British Columbia, Canada	Chief Financial Officer	N/A	Chief Financial Officer of Endeavour since January 1, 2024; CFO of Torq Resources Inc. from July 2020 to December 2023; CFO of Coppernico Metals Inc. from October 2020 to August 2021; CFO of Tier One Silver Inc. from October 2020 to August 2021;
Donald Gray(8) Tennessee, U.S.	Chief Operating Officer	N/A	Chief Operating Officer of Endeavour since September 2020, and he will retire from his role as Chief Operating Officer of Endeavour effective April 30, 2026;

Name and Province/State and Country of Residence	Position	Date of Appointment as Director	Principal Occupation During Five Preceding Years
Luis Castro(7) Durango, Mexico	Chief Operating Officer	N/A	Chief Operating Officer since March 1, 2026; Senior Vice President, Exploration of Endeavour from January 2023 to March 2026, and Vice-President of Endeavour from November 12, 2012 to December 31, 2022.
Gregory Blaylock Colorado, U.S.	Vice President, Operations, Mexico	N/A	Vice President, Operations, Mexico of Endeavour since June 14, 2023. Mine Engineering & Management Consultant February 2023 to June 2023; General Manager of Cobre del Mayo, SA de CV from October 2019 to November 2022.
Gordon Bussieres(6) Newfoundland and Labrador, Canada	Vice President, Projects	N/A	Vice President, Projects since March 2026; Principal at JDS Energy & Mining Inc., from August 2005 to August 2025.
Dale Mah British Columbia, Canada	Vice President of Corporate Development	N/A	Vice President of Corporate Development of Endeavour since June 2016.
Allison Pettit British Columbia, Canada	Vice President, Investor Relations	N/A	Vice President, Investor Relations, previously Director, Investor Relations since August 2025; Manager, Communications at Novagold Resources Inc., from March 2018 to July 2024.

(1) Member of Compensation Committee

(2) Member of Corporate Governance and Nominating Committee

(3) Member of Audit Committee

(4) Member of Sustainability Committee

(5) Mr. Paspalas was appointed as a director of the Company effective March 1, 2026.

(6) Mr. Bussieres was appointed Vice President, Projects effective March 16, 2026.

(7) Mr. Castro was appointed Chief Operating Officer effective March 1, 2026.

(8) Mr. Gray will retire as Chief Operating Officer effective April 30, 2026.

As at March 27, 2026, the directors and executive officers of the Company as a group beneficially owned, or controlled or directed, directly or indirectly, an aggregate of 652,293 common shares of the Company, representing approximately 0.22% of the issued and outstanding common shares of the Company.

9.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed herein, no director or executive officer of the Company is, as at the date of this AIF, or has been, within the ten years preceding the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, when such order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company, or

(b) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

Mario Szotlender is a director of Fortuna Silver Mines Inc. ("Fortuna") and was a director of Fortuna when a management cease trade order was issued by the British Columbia Securities Commission ("BCSC") on April 3, 2017 against the CEO and CFO of Fortuna in connection with Fortuna's failure to timely file financial statements, related management discussion and analysis and an annual information form for its financial year ended December 31, 2016. Fortuna reported that the delay in the filing of these documents was due to pending resolution of a regulatory review of certain of the Company's filings by the United States Securities and Exchange Commission. On May 25, 2017, the BCSC revoked this management cease trade order after Fortuna filed the required records.

Other than as disclosed herein, no director or executive officer of the Company or any shareholder holding a sufficient number of common shares of the Company to affect materially the control of the Company:

(a) is, as at the date of this AIF, or has been, within the ten years preceding the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets,

(b) has, within the ten years preceding the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person,

(c) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or

(d) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding the Company.

9.3 Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest in or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (British Columbia) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

To the best of its knowledge, the Company is not aware of any such conflicts of interest.

ITEM 10: PROMOTERS

Since January 1, 2022, no person or company has acted as a promoter of the Company.

ITEM 11: LEGAL PROCEEDINGS

11.1 Legal Proceedings

Other than discussed below, there are no material legal proceedings in the Company's last fiscal year to which the Company is a party or to which any of its property is subject, and there are no such proceedings known to the Company to be contemplated.

Minera Santa Cruz y Garibaldi S.A. de C.V. ("MSCG"), a subsidiary of the Company, received an MXN 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG's 2006 tax return. In June 2016, the Company received an MXN 122.9 million ($6.8 million) tax assessment based on the June 2015 ruling. The 2016 Assessment comprised of MXN 41.8 million owed ($2.3 million) in taxes, MXN 17.7 million ($1.0 million) in inflationary charges, MXN 40.4 million ($2.2 million) in interest and MXN 23.0 million ($1.3 million) in penalties. The 2016 Assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return and failure to provide appropriate support for loans made to MSCG from affiliated companies.

The Company filed an appeal against the June 2016 Assessment on the basis certain items rejected by the courts were included in the new tax assessment, and a number of deficiencies exist within the assessment. Since the issuance of the tax assessment, interest charges of MXN 24.4 million ($1.4 million) and inflationary charges of MXN 36.5 million ($2.0 million) have accumulated.

Included in the Company's consolidated financial statements are net assets of $1.0 million held by MSCG. Following the Tax Court's rulings, MSCG is in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. As of December 31, 2025, the Company's income tax payable includes an allowance for transferring the shares and assets of MSCG amounting to $1.0 million. The Company is currently assessing MSCG's settlement options based on ongoing court proceedings and discussion with the tax authorities. The Company has been advised that the appeal filed with the Federal Tax Court, against the June 2016 tax assessment has been rejected. The Company continues to assess MSCG's settlement options.

Compania Minera Del Cubo S.A. de C.V. ("Cubo"), a subsidiary of the Company, received an MXN 58.5 million ($3.3 million) assessment in 2019 by Mexican fiscal authorities (the "Cubo Assessment") for alleged failure to provide the appropriate support for depreciation deductions taken in the Cubo 2016 tax return and denied eligibility of deductions of certain suppliers. The tax assessment consisted of MXN 24.1 million ($1.3 million) for taxes, MXN 21.0 million ($1.2 million) for penalties, MXN 10.4 million ($0.6 million) for interest and MXN 3.0 million ($0.2 million) for inflation. At the time of the tax assessment the Cubo entity had and continues to have sufficient loss carry forwards which would be applied against the assessed difference of taxable income. The Mexican tax authorities did not consider these losses in the assessment.

Due to the denial of certain suppliers for income tax purposes in the Cubo Assessment, the invoices from these suppliers have been assessed as ineligible for refunds of IVA paid on the invoices. The tax assessment includes MXN 14.7 million ($0.8 million) for re-payment of IVA (value added taxes) refunded on these supplier payments. In the Company's judgement the suppliers and invoices meet the necessary requirements to be deductible for income tax purposes and the recovery of IVA.

The Company has filed an administrative appeal related to the 2016 Cubo tax assessment. The Company had previously provided a lien on certain El Cubo mining concessions during the appeal process. To facilitate the sale of the El Cubo mine and related assets, the Company elected to pay the assessed amount of $3.6 million during Q1, 2021. During the appeal process the amount paid has been classified as a non-current income tax receivable. As of December 31, 2025, the amount receivable is $4.0 million. Since issuance of the assessment, interest charges of MXN 9.9 ($0.5 million) and inflationary charges of MXN 1.6 ($0.1 million) have accumulated.

In March 2024, the Company was notified that Cubo was subject to a tax audit by the relevant taxation authorities. Following an extended period of correspondence, information requests and discussions with the authorities, Cubo has received a formal assessment relating to certain tax positions taken in prior periods and in November 2025 filed a notice of objection and formally appealed the assessment. The appeal remains under review with the tax authority, and no final determination has been made.

The Company continues to assess that it is probable that its appeal will prevail, and no provision is recognized in respect of the Cubo tax assessments. Cubo has no significant assets beyond the income tax receivable of $4.0 million, paid in 2021.

11.2 Regulatory Actions

During the year ended December 31, 2025, there were no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority and there were no settlement agreements that the Company entered into before a court relating to securities legislation or with a securities regulatory authority. Except as described in item 11.1, there are no other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision.

ITEM 12: INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

12.1 Interest of Management and Others in Material Transactions

None of the following persons or companies has had any material interest, direct or indirect in any transaction since January 1, 2021 that has materially affected or is reasonably expected to materially affect the Company:

(a) a director or executive officer of the Company;

(b) a person or company that beneficially owns, or controls or directs, directly or indirectly more than 10% of any class or series of the outstanding voting securities of the Company; and

(c) an associate or affiliate of any of the persons or companies referred to in the above paragraphs (a) or (b).

The Company's directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The interests of these companies may differ from time to time. See "Risk Factors - Potential Conflicts of Interest" and "Directors and Officers - Conflicts of Interest".

ITEM 13: TRANSFER AGENT AND REGISTRAR

13.1 Transfer Agent and Registrar

The transfer agent and registrar for the common shares of the Company is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

ITEM 14: MATERIAL CONTRACTS

14.1 Material Contracts

Other than the following contracts, there are no contracts that are material to the Company that were entered into during the financial year ended December 31, 2025, or prior thereto but which are still in effect, (other than contracts entered into in the ordinary course of business of the Company):

(a) Debt Facility dated October 6, 2023, through the Company's wholly-owned subsidiary, Terronera Precious Metals S.A de C.V, with Société Générale and ING Capital LLC (together with ING Bank N.V.) for a senior secured debt facility for up to $120 million to be used towards the construction and development at the Company's Terronera Project. During 2025, the Company was party to a senior secured credit facility with a syndicate of lenders. All but $5 million of the credit facility was repaid and terminated in December 2025 using a portion of the proceeds from the convertible senior notes offering.

(b) On May 1, 2025, the Company completed the acquisition of all of the issued and outstanding shares of Compañía Minera Kolpa S.A. pursuant to a definitive share purchase agreement. Total consideration for the transaction consisted of cash, common shares of the Company, contingent consideration payable upon the achievement of specified milestones, and the assumption of certain indebtedness of Minera Kolpa. The acquisition was accounted for as a business combination under IFRS and resulted in the addition of a producing silver-focused polymetallic mining operation in Peru to the Company's portfolio.

(c) In connection with the Kolpa acquisition, the Company entered into a long-term copper stream agreement with Versamet Royalties Corporation. Under the terms of the agreement, Versamet is entitled to receive a specified percentage of refined copper production from the Kolpa operation for an upfront cash payment, with ongoing deliveries priced at a fixed percentage of prevailing market prices. The copper stream agreement is secured against the Kolpa assets and remains in effect until the delivery thresholds set out in the agreement are met.

(d) On May 27, 2025, the Company filed an updated Base Shelf prospectus that allows the Company to issue common shares, warrants, subscription receipts, debt securities or units over a 25-month period. Securities may be offered from time to time by way of prospectus supplements, including public offerings and at-the-market distributions. The base shelf prospectus provides the Company with financing flexibility to support ongoing operations, development and strategic initiatives.

(e) On July 10, 2025, the Company entered into an at-the-market equity distribution agreement with a syndicate of financial institutions, pursuant to which the Company may, at its discretion, issue common shares having aggregate gross proceeds of up to US$60 million over the term of the agreement. Sales of common shares, if any, are made at prevailing market prices from time to time.

(f) On December 4, 2025, the Company completed a private placement of unsecured convertible senior notes with an aggregate principal amount of US$350 million, pursuant to an indenture governing the notes. The notes bear interest at a fixed rate, mature in 2031, and are convertible into common shares of the Company at a conversion price determined at issuance, subject to customary anti-dilution adjustments. The indenture includes customary covenants, redemption rights, and events of default.

(g) In November 2025, the Company entered into a definitive share purchase agreement for the sale of its interest in the Bolañitos mine to Guanajuato Silver Company Ltd. for consideration comprised of cash and common shares of the purchaser, subject to certain adjustments and contingent payments. The transaction closed subsequent to year end.

ITEM 15: INTERESTS OF EXPERTS

15.1 Names of Experts

The technical report titled "NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Guanaceví Project, Durango State, Mexico" dated December 14, 2022, with an effective date of November 5, 2022, was prepared by and Richard A. Schwering, P.G., SME-RM of Hard Rock Consulting, LLC, Dale Mah, P.Geo., Vice President, Corporate Development of Endeavour and Donald P. Gray, SME-RM, Chief Operating Officer of Endeavour.

The technical report titled "NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Bolañitos Project, Guanajuato State, Mexico" dated December 14, 2022, with an effective date of November 9, 2022, was prepared by and Richard A. Schwering, P.G., SME-RM of Hard Rock Consulting, LLC, Dale Mah, P.Geo., Vice President, Corporate Development of Endeavour and Donald P. Gray, SME-RM, Chief Operating Officer of Endeavour.

The technical report titled "NI 43-101 Technical Report on the Feasibility Study of the Terronera Project Jalisco State, Mexico - Amended" dated May 15, 2023, with an effective date of September 9, 2021, was prepared by Dale Mah, P.Geo., Vice President, Corporate Development of Endeavour and by Wood Canada Limited ("Wood") and WSP Group, Inc. ("WSP") under the direction of the following Independent Qualified Persons: Henry Kim, P.Geo. (Wood); James Tod, P. Eng. (WSP);  Alan Drake, P.L Eng. (Wood); Kirk Hanson, P.E. (KH Mining LLC); Paul Ivancie, P.G.(WSP); and Humberto Preciado, P.E. (WSP).

The amended technical report titled "Mineral Resource Estimate for the Pitarrilla Ag-Pb-Zn Project, Durango State, Mexico", dated March 15, 2023, with an effective date of October 6, 2022, was prepared by Allan Armitage, Ph. D., P. Geo., of SGS Geological Services ("SGS").

The technical report titled "Technical Report on the Huachocolpa Uno Mine Property, Huancavelica Province, Peru", dated March 27, 2025, with an effective date of December 31, 2024, was prepared by Allan Armitage, Ph. D., P. Geo., Ben Eggers, MAIG, P.Geo., and Henri Gouin, P.Eng., each of SGS, and Dale Mah, P.Geo. and Donald Gray, SME-RM.

Greg Blaylock P.E. (USA), and P.Eng. (Canada) has reviewed and approved the Updated Company Mineral Reserve and Resource Estimates Mining Operations and Infrastructure sections of the Terronera Mine as of December 31, 2025.

Richard A. Schwering, P.G., SME-RM of Hard Rock Consulting LLC is the Qualified Person who reviewed and approved the technical information contained in the Updated Company Mineral Reserve and Resource Estimates of the Guanaceví Mine and the Bolañitos Mine as of December 31, 2025. Dale Mah has reviewed and approved the balance of the technical and scientific information contained in this AIF.

15.2 Interests of Experts

KPMG LLP, the independent registered public accounting firm is the auditor of the Company and has confirmed with respect to the Company that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to the Company under all relevant United States professional and regulatory standards.

To the best of the Company's knowledge, other than Mr. Mah,Mr. Gray and Mr., Blaylock -the other experts named in Item 15.1 did not have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company when the experts prepared their respective reports or afterwards, nor will they receive any such interest. Mr. Mah holds, directly or indirectly, options to acquire 70,976 common shares of the Company and 131,950 performance share units  and 14,970 restricted share units (each convertible into common shares of the Company). Mr. Gray holds, directly or indirectly, options to acquire 96,616 common shares of the Company and 257,440 performance share units and 28,370 restricted share units (each convertible into common shares of the Company). Mr. Blaylock holds directly or indirectly, options to acquire 57,928 common shares of the Company and 158,200 performance share units and 16,800 restricted share units (each convertible into common shares of the Company).

ITEM 16: ADDITIONAL INFORMATION

16.1 Additional Information

Additional information relating to the Company may be found on SEDAR+ at www.sedarplus.ca. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company's Information Circular for its most recent Annual General Meeting of shareholders held on June 3, 2025. Additional financial information is also provided in the Company's financial statements and management's discussion and analysis for its most recently completed financial year ended December 31, 2025.

16.2 Audit Committee

1. The Audit Committee's Charter

National Instrument 52-110 - Audit Committees ("NI 52-110") requires every issuer to disclose certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth below. A copy of the Company's Audit Committee Charter is set out in Schedule "E" to this AIF.

2. Composition of the Audit Committee

The Company's audit committee is comprised of four directors, as set forth below:

• Margaret Beck (Chair)

• Rex McLennan

• Ken Pickering

• Amy Jacobsen

As defined in NI 52-110, Rex McLennan, Ken Pickering, Margaret Beck and Amy Jacobsen are "independent" directors. The Company therefore meets the requirement in NI 52-110 that all audit committee members be independent directors.

All members of the audit committee are financially literate.

3. Relevant Education and Experience

Rex McLennan - Mr. McLennan holds a Master of Business Administration degree (Finance & Accounting) from McGill University and a Bachelor of Science degree (Mathematics & Economics) from the University of British Columbia. Mr. McLennan has an ICD.D designation with the Canadian Institute of Corporate Directors. Mr. McLennan was a past Chief Financial Officer of Viterra Inc., a major global agricultural commodity company, and from 1997 to 2005, he was the Executive Vice President and Chief Financial Officer of Placer Dome Inc., a major global mining company. In his earlier career in the oil and gas industry he held positions of increasing responsibility in business planning, finance and treasury for Imperial Oil, a publicly traded Canadian subsidiary of Exxon Corporation.

Ken Pickering - Mr. Pickering is a professional engineer and mining executive with more than 50 years of experience working in the natural resource sector building and managing major mining operations in Canada, Chile, Australia, Peru and the United States. Mr. Pickering has held independent director positions with Teck Resources, Taseko Mines and Northern Dynasty Minerals. Mr. Pickering previously held a number of positions worldwide over a 39-year career with BHP Billiton Base Metals including President of Minera Escondida Ltda. and was intimately involved in the planning, development, initial operation and subsequent expansion phase of the Escondida copper project. He is a graduate of the University of British Columbia (BASc) and AMP Harvard Business School.

Margaret Beck - Ms. Beck has a Bachelor of Science in Business Administration, Accounting from the University of Arizona, Tucson and has over 30 years of experience in the mining industry. Prior to retirement, Ms. Beck ascended the ranks with global conglomerate BHP, at different levels of the organization including executive, regional and operational levels across four countries. Ms. Beck held multiple senior executive positions with BHP including Vice President Finance Minerals Australia, Vice President Finance Iron Ore, Vice President Finance Mineral Exploration and Vice President Finance Base Metals.

Amy Jacobsen - Ms. Jacobsen has a Bachelor of Science in Metallurgical Engineering from the Colorado School of Mines and a Master of Business Administration from the Executive MBA program at the University of Denver. Ms. Jacobsen has over 30 years of diverse global experience and was recognized among the 100 Global Inspirational Women in Mining 2020. Ms. Jacobsen is a Qualified Professional in metallurgy through the Mining and Metallurgical Society of America, a registered Professional Engineer in the state of Colorado and an Associate Member of the International Institute of Mineral Appraisers. Ms. Jacobsen is an adjunct professor at the Colorado School of Mines in the Professional Masters - Mining Industry Management degree program where she teaches Mine Project Investment Evaluation.

4. Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the following exemptions or provisions under NI 52-110:

(a) the exemption in section 2.4 (De Minimis Non-audit Services),

(b) the exemption in section 3.2 (Initial Public Offerings),

(c) the exemption in subsection 3.3(2) (Controlled Companies)

(d) the exemption in section 3.4 (Events Outside Control of Member),

(e) the exemption in section 3.5 (Death, Disability or Resignation of Audit Committee Member), or

(f) the exemption in section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances)

(g) section 3.8 (Acquisition of Financial Literacy),

(h) an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

5. Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year has a recommendation of the audit committee to nominate or compensate an external auditor not been adopted by the Board.

6. Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Company's Board and, where applicable, by the audit committee, on a case-by-case basis.

7. External Auditor Service Fees (By Category)

Set forth below are details of certain service fees paid to the Company's external auditor in each of the last two fiscal years for audit services:

Financial Year End	Audit Fees(1)	Audit-related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2025	CAD$1,910,726*	Nil	Nil	Nil
December 31, 2024	CAD$1,159,465*	Nil	Nil	Nil

(1) Relates to fees for audit services.

(2) Relates to fees for assurance and related services by the Company's external auditor that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under "Audit Fees".

(3) Relates to fees for professional services rendered by the Company's external auditor for tax compliance, tax advice, and tax planning.

(4) Relates to fees for products and services provided by the Company's external auditor other than the services reported under the other categories.

Schedule “A”

Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Executive Summary

1. EXECUTIVE SUMMARY

1.1 Introduction

This report provides updated information on the operation of the Guanacevi Project, including an updated Mineral Resource and Mineral Reserve estimate. The information will be used to support disclosures in Endeavour Silver's Annual Information Form (AIF). Units used in the report are metric units unless otherwise noted. Monetary units are in United States dollars (US$) unless otherwise stated. This report was prepared in accordance with the requirements and guidelines set forth in National Instrument 43-101 (NI 43-101), Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to CIM Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014. The mineral resource and mineral reserve estimates reported here are based on all available technical data and information as of May 31, 2022.

1.2 Property Description and Ownership

The Guanaceví Project is in the northwest portion of the Mexican state of Durango, approximately 3.6 km west of the town of Guanaceví and 260 km northwest of the capital city of Durango. The approximate geographic center of the Project is 105°58'20"W longitude and 25°54'47"N latitude. At present, the Project is comprised of 51 mineral concessions for a total property area of 4,171.5546 ha.

EDR controls the Guanaceví Project through its 100% owned Mexican subsidiary, Endeavour Gold Corporation S.A. de C.V. (Endeavour Gold). Endeavour Gold holds the project through its two 100% owned subsidiaries, Minera Plata Adelante S.A. de C.V. (Minera Plata Adelante) and Refinadora Plata Guanaceví S.A. de C.V. (Refinadora Plata Guanaceví).

1.3 Geology and Mineralization

The Guanaceví silver-gold district hosts classic, high-grade silver-gold, epithermal vein deposits characterized by low sulphidation mineralization and adularia-sericite alteration. The Guanaceví veins are typical of many epithermal silver-gold vein deposits in Mexico in that they are primarily hosted in the Tertiary Lower Volcanic series of andesite flows, pyroclastics and epiclastics, overlain by the Upper Volcanic series of rhyolite pyroclastics and ignimbrites. Evidence is accumulating in the Guanaceví mining district that the mineralization is closely associated with a pulse of silicic eruptions that either signaled the end of Lower Volcanic Sequence magmatism or the onset of Upper Volcanic Sequence activity.

Mineralization at Guanaceví occurs in association with an epithermal low sulphidation, quartz-carbonate, fracture-filling vein hosted by a structure trending approximately N45°W, dipping 55° southwest. The Santa Cruz vein is the principal host of silver and gold mineralization at Guanaceví and is located on the west side of the horst of the Guanaceví Formation. The mineralized vein is part of a major fault system that trends northwest and principally places the Guanaceví Formation in the footwall against andesite and/or rhyolite in the hanging wall. The fault and vein comprise a structural system referred to locally as the Santa Cruz vein structure or Santa Cruz vein fault. The Santa Cruz vein itself has been traced for 5 km along trend, and averages approximately 3.0 m in width. High-grade mineralization in the system is not continuous but occurs in steeply northwest raking shoots up to 200 m in strike length. A secondary mineralized vein is located sub-parallel and subjacent to the Santa Cruz vein, in the footwall, and while less continuous is economically significant in the Porvenir Dos and North Porvenir portions of the Project.

                Endeavour Silver Corp.

Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Executive Summary

1.4 Status of Exploration

In 2021, EDR spent US $1,681,454 (including property holding costs) on exploration activities carried out in the El Curso and Santa Cruz Sur areas. An underground exploration drill program focused on the Santa Cruz vein and included a total of 15,327.10m in 60 holes, with a total of 3,435 samples submitted for assays.

Since acquisition of the Guanaceví Project in 2004, and prior to the 2021 exploration season, EDR had completed 817 diamond drill holes totaling 224,010 m and 22 reverse circulation drill holes totaling 2,977 m on the entire Guanaceví Project. Of this total, approximately 180,611 m of diamond drilling in 631 holes were completed on the Santa Cruz vein structure. Drill holes were drilled from both surface and underground drill stations, and 66,070 samples were collected and submitted for assay.

1.5 Development and Operations

Long-hole stoping was introduced at Guanacevi in 2013. Since 2020, the operation has transitioned from conventional cut and fill to entirely long-hole stoping. In 2021 production was exclusively long-hole stoping.

The long-hole method has increased stope heights from typically 1.8m to up to 17m, which has reduced mining costs. Dilution and hanging wall stability is controlled using 11m long cemented cable bolts. Mining dilution has been estimated using a minimum 0.4m of over break dilution and a minimum operational 2.2m width. Additional dilution is derived from the footwall during sill development, from occasional hanging wall sloughing and from re-mucking of floor fill.

In 2021, the total ore mined by EDR was 364,955 tonnes with an additional 46,433 tonnes of third-party ore purchased for a total of 411,388 tonnes at and average of 391 g/t silver and 1.2 g/t gold. The 4 operating mine areas were Santa Cruz Sur (35.3% production), El Porvenir (7.8% production), El Curso (53% production) and Milache (3.9% production).

As of November 5, 2022, the Guanaceví mines project had 554 employees and an additional 341 contractors. The mine operates with two 10-hour shifts, 7 days per week, whereas the mill operates with two 12-hour shifts, 7 days per week.

1.6 Mineral Resource Estimate

Richard A. Schwering SME-RM with Hard Rock Consulting, LLC ("HRC"), is responsible for the estimation of the mineral resource herein. Mr. Schwering is a qualified person as defined by NI 43-101 and is independent of EDR. Mineral Resources for the Guanaceví mine were estimated from drillhole and channel sample data, constrained by geologic vein boundaries using two methods. 3D block models were estimated using an ordinary kriging ("OK") algorithm using Leapfrog Geo® and Leapfrog EDGE® software version(s) 2021.2.4 and 2021.2.5 ("Leapfrog"). Veins converted to 2D Vertical Longitudinal Projections ("VLP") were estimated using polygonal methods. The metals of interest at Guanaceví are gold and silver.

The Mineral Resources contained within this Technical Report have been classified under the categories of Measured, Indicated, and Inferred in accordance with standards as defined by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions (May 10, 2014) and Best Practices Guidelines (November 29, 2019) prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

The Guanaceví Mineral Resource is comprised of 15 individual veins. The veins are further subdivided into areas and modeling method. The Mineral Resources have been estimated using either a Vertical Longitudinal Projection (VLP) polygonal method (7 veins) or as 3-dimensional ("3D") block models (8 veins).

The results reported in the undiluted Guanaceví mine Mineral Resource have been rounded to reflect the approximation of grade and quantity which can be achieved at this level of resource estimation. Rounding may result in apparent differences when summing tonnes, grade and contained metal content. Tonnage and grade measurements are reported in metric units, contained metal is reported as troy ounces (t. oz). Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and may be materially affected by modifying factors including but not restricted to mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors. Inferred Mineral Resources are that part of a Mineral Resource for which the grade or quality are estimated on the basis of limited geological evidence and sampling. Inferred Mineral Resources do not have demonstrated economic viability and may not be converted to a Mineral Reserve. It is reasonably expected, though not guaranteed, that the majority of Inferred mineral resources could be upgraded to Indicated mineral resources with continued exploration. The test for reasonable prospects for economic extraction is satisfied using the criteria described in the following paragraphs.

                Endeavour Silver Corp.

Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Executive Summary

Mineral Resources are reported using three silver equivalent ("AgEq") cut-off grades based on the area of production and concession boundary. Baseline assumptions for breakeven cut-off grades are presented on Table 14-11 and all prices are in $US. The gold price of $1,735.00/oz. and silver price of $21.80/oz are based on the 36-month moving average as of May 31, 2022. Metal recoveries, mining, processing, G&A, royalties and other costs associated with the calculation of break-even cut-offs are based on actual production costs provided by Endeavour Silver Corp. AgEq grade is calculated using a 79.6 silver to gold ratio. Mineral Resources inside the El Curso and Porvenir Frisco concessions are reported using a AgEq cut-off of 252g/t. Mineral Resources inside the Porvenir Concession and located at Santa Cruz Sur are reported at a 212g/t AgEq cut-off. The remaining Mineral Resources constrained within the 3D modeled veins are reported at a 219g/t AgEq cut-off. Mineral Resources for veins modeled using the VLP estimation methodology are also reported using a AgEq cut-off of 219g/t.

Mineral Resource estimates using 3D block models are constrained to geologic vein solids that show continuous grade continuity and are within 100 meters of drilling or existing underground development. The maximum distance for reported Mineral Resources is based on the average maximum range defined by modeled variograms, 89 meters for silver and 98 meters for gold. After the block grade estimations were complete the AgEq grades for each vein were reviewed in long section by the QP, and the large majority of estimated blocks were found to show excellent grade continuity and tonnage meeting the criteria of a minable shape. All small, isolated blocks not meeting the criteria of a reasonable mining shape (at least five contiguous blocks above cutoff) were removed from the estimate and excluded from the Mineral Resource statement.

Mineral Resources estimated using 2D VLP methods are classified entirely as Inferred. Mineral Resources are calculated using true thickness composites from drillhole intercepts identified as the vein. Polygonal methods assume grade continuity surrounding the composite. The smallest VLP volume is 4,776 tonnes, meeting the criteria for a minable shape.

The undiluted mineral resources for the Guanaceví mine with an effective date of May 31, 2022 are summarized in Table 1-1 and are exclusive of mineral reserves.

Table 1-1  Mineral Resource Estimate, May 31, 2022

Classification	Density g/cm³	Cut-off AgEq g/t	Mass kt	Average Value			Material Content
				AgEq g/t	Silver g/t	Gold g/t	AgEq thousand t. oz	Silver thousand t. oz	Gold thousand t. oz
Measured	Variable	Variable	138.8	670	569	1.4	2,992	2,538	6.1
Indicated			575.6	528	443	1.1	9,770	8,197	21.0
Measured + Indicated			714.4	556	467	1.2	12,762	10,735	27.0
Inferred			838.7	487	416	0.9	13,132	11,225	25.0

(1) The effective date of the Mineral Resource estimate is May 31, 2022. The QP for the estimate, Mr. Richard A. Schwering, SME-RM of HRC, is independent of EDR.

(2) Inferred Mineral Resources are that part of a Mineral Resource for which the grade or quality are estimated on the basis of limited geological evidence and sampling. Inferred Mineral Resources do not have demonstrated economic viability and may not be converted to a Mineral Reserve. It is reasonably expected, though not guaranteed, that the majority of Inferred Mineral Resources could be upgraded to Indicated mineral resources with continued exploration.

                Endeavour Silver Corp.

Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Executive Summary

(3) Measured, Indicated and Inferred Mineral Resource silver equivalent cut-off grades were 252 g/t for veins inside the El Curso and Porvenir Frisco Concession, 212 g/t for the Santa Cruz Sur Vein System, and 219 g/t for the remaining Mineral Resources including those veins estimated using VLP methods at Guanaceví.

(4) Metallurgical recoveries were 86.4% for silver and 90.1% for gold.

(5) Silver equivalents are based on a 79.6:1 silver to gold price ratio.

(6) Price assumptions are $US21.80 per troy ounce for silver and $US1,735.00 per troy ounce for gold for the mineral resource cut-off calculations. These prices are based on the 36-month moving average as of the effective date.

(7) Mineral resources are reported exclusive of mineral reserves.

(8) Rounding may result in apparent differences when summing tonnes, grade and contained metal content. Tonnage and grade measurements are in metric units. Grades are reported in grams per tonne (g/t). Contained metal is reported as troy ounces (t. oz).

1.7 Mineral Reserve Estimate

Donald Gray, P.E., SME-RM, of EDR is responsible for the mineral reserve estimate presented in this report. Mr. Gray is a Qualified Person as defined by NI 43-101 and is not independent of EDR. The mineral reserves reported herein are classified as Proven and Probable according to CIM Definition Standards. The mineral reserve estimate for EDR's Guanaceví Project has an effective date of May 31st, 2022. The mineral reserve estimate includes the Santa Cruz, El Curso and Milache areas of the mine and the ore stockpiles at the mill site. Stope designs for reporting the mineral reserves were created utilizing the updated resources and cutoffs established for 2022 by Richard A. Schwering SME-RM with Hard Rock Consulting, LLC ("HRC"). All stopes are within readily accessible areas of the active mining areas. Ore is processed in the on-site mill, leaching circuit and Merrill Crowe process capable of processing 1,300 tpd.

Measured and Indicated mineral resources within mineable areas have been converted to Proven and Probable mineral reserves as defined by CIM. Inferred mineral resources are classified as waste. Dilution is applied to Measured and Indicated resource blocks depending on the mining method chosen. Mining stopes were created based solely on Measured and Indicated resources above the calculated cutoff grade which have reasonable prospects of economic extraction after applying certain modifying factors:

Cutoff Grades:  219 g/t AgEq for Milache; 212 g/t AgEq for Santa Cruz Sur and 252 g/t AgEq for El Curso and El Porvenir including the royalties payable.

• Minimum Mining Width:  0.8m.

• External Dilution Long Hole:  35% (Milache 40%)

• Silver Equivalent:  79.6:1 silver to gold

• Gold Price:  US $1,735/oz.

• Silver Price:  US $21.80/oz.

• Gold Recovery:  91.0%

• Silver Recovery:  86.4%

The Guanaceví Project mineral reserves are derived and classified according to the following criteria:

• Proven mineral reserves are the economically mineable part of the Measured resource for which mining and processing / metallurgy information and other relevant factors demonstrate that economic extraction is feasible. For Guanaceví Project, this applies to blocks located within approximately 10m of existing development and for which EDR has a mine plan in place.

• Probable mineral reserves are those Measured or Indicated mineral resource blocks which are considered economic and for which EDR has a mine plan in place. For the Guanaceví mine project, this is applicable to blocks located a maximum of 35m either vertically or horizontally from development with one exception in the main lower Santa Cruz vein the maximum distance to development was extended to 110m as this area is currently being developed.

                Endeavour Silver Corp.

Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Executive Summary

The Proven and Probable mineral reserves for the Guanaceví mine as of May 31, 2022 are summarized in Table 1-2. The reserves are exclusive of the mineral resources reported in Section 14 of this report.

Table 1-2  Mineral Reserve Estimate

Classification	Vein	Dilution %	Mass kt	Average Value			Material Content
				AgEq g/t	Silver g/t	Gold g/t	AgEq thousand t. oz	Silver thousand t. oz	Gold thousand t. oz
Proven	Alondra	35	0.1	578	469	1.36	2	2	0.005
	El Curso	35	88.9	808	681	1.60	2,311	1,946	4.6
	Milache	40	15.7	316	264	0.65	160	133	0.3
	Milache HW	40	21.5	460	375	1.06	318	260	0.7
	Santa Cruz Sur	35	21.8	448	368	1.00	314	258	0.7
	Stockpiles	0	14.7	605	515	1.13	286	243	0.5
Total Proven			162.7	648	543	1.31	3,390	2,841	6.9
Probable	Alondra	35	251.2	441	367	0.93	3,565	2,965	7.5
	El Curso	35	608.5	659	555	1.30	12,891	10,858	25.4
	Milache	40	28.0	388	327	0.76	349	294	0.7
	Milache HW	40	44.2	366	305	0.76	520	433	1.1
	Santa Cruz Sur	35	164.8	426	358	0.85	2,255	1,895	4.5
Total Probable		Variable	1,096.7	555	466	1.11	19,579	16,445	39
Proven + Probable		Variable	1,259.4	567	476	1.14	22,969	19,287	46.0

(1) Mineral resources are estimated exclusive of and in addition to mineral reserves.

(2) Figures in table are rounded to reflect estimate precision; small differences generated by rounding are not material to estimates.

1.8 Conclusions and Recommendations

The QPs considers the Guanaceví resource and reserve estimates presented here to conform with the requirements and guidelines set forth in Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014. These resources and reserves form the basis for EDR's ongoing mining operations at the Guanaceví Project.

The QPs are unaware of any significant technical, legal, environmental or political considerations which would have an adverse effect on the extraction and processing of the resources and reserves located at the Guanaceví Mines Project. Mineral resources which have not been converted to mineral reserves, and do not demonstrate economic viability shall remain mineral resources. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

The QPs considers that the mineral concessions in the Guanaceví mining district controlled by EDR continue to be highly prospective both along strike and down dip of the existing mineralization.

EDR's Guanaceví Project has an extensive mining history with well-known silver and gold bearing vein systems. Ongoing exploration has continued to identify additional resources at the project and within the district surrounding the mine. Since EDR took control of the Guanaceví properties, new mining areas identified have enabled EDR to increase production by providing additional sources of mill feed. EDR's operation management teams continue improving efficiency, lowering costs and researching and applying low-cost mining techniques. This report demonstrates that the project has positive cash flow, and mineral reserve estimates can be supported.

                Endeavour Silver Corp.

Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Executive Summary

For 2022, approved exploration budget for Guanaceví includes 11,000 meters of drilling, which is estimated to be approximately US $1,800,000.

The QPs recommends that the continuation of the conversion of all resource models from 2D polygons to 3D block models be continued. Between 2017 and 2021, considerable progress was made in this regard. Additional modeling efforts should be made to define the mineralized brecciated areas as they have been an import source of economic material encountered in the current operation and could continue to provide additional tonnage to support the mine plan. Work programs should continue to focus on areas to explore for mine life extensions.

                Endeavour Silver Corp.

Schedule "B"

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Executive Summary

2. EXECUTIVE SUMMARY

2.1 Introduction

This report provides updated information on the operation of Endeavour Silver Corporation's (EDR)  Bolañitos Project, including an updated Mineral Resource and Mineral Reserve estimate. The information will be used to support disclosures in Endeavour Silver's Annual Information Form (AIF). Units used in the report are metric units unless otherwise noted. Monetary units are in United States dollars (US$) unless otherwise stated. This report was prepared in accordance with the requirements and guidelines set forth in National Instrument 43-101 (NI43-101), Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014. The mineral resource and mineral reserve estimates reported here are based on all available technical data and information as of May 31, 2022.

2.2 Property Description and Ownership

In 2007, EDR acquired the Bolañitos mine from Industrias Peñoles S.A. de C.V. (Peñoles), the owner at the time, and Minas de la Luz, S.A. de C.V. (Minas de la Luz), the operator at the time. The acquisition included the Mina Cebada, Mina Bolañitos, Mina Golondrinas and Mina Asunción (as well as a few other currently closed mines). Minas de la Luz continued as the operator of the mines until June, 2007, when EDR assumed control. The Mina Asunción is very close to the Mina Bolañitos and the two are currently connected underground.

The Bolañitos Project is in the state of Guanajuato, Mexico. The mine consists of three operating mines: the Bolañitos, Lucero, and Asuncion mines, which are located near the town of La Luz, about 12 km to the northeast of Guanajuato. All the mines are readily accessed by paved and gravel roads. EDR also owns the inactive Cebada mine, located about 5 km north of the city of Guanajuato, and the inactive Golondrinas mine, which is 3.5 km to the southwest of Cebada.

2.3 Geology and Mineralization

The Bolañitos mine is in the eastern part of the Guanajuato mining district, in the southeastern portion of the Sierra de Guanajuato, which is an anticlinal structure about 100 km long and 20 km wide. Bolañitos is located on the northeast side of this structure where typical primary bedding textures dip 10° to 20° to the north-northeast. Economic mineralization at Bolañitos is known to extend as much as 250 m vertically from 2300 m to 2050 m elevation except for the La Luz vein that extends 400 m vertically from 2300 m to 1900 m.

The Guanajuato mining district is characterized by classic, high grade silver-gold, epithermal vein deposits with low sulfidation mineralization and adularia-sericite alteration. Veins in the Guanajuato district are typical of most epithermal silver-gold vein deposits in Mexico with respect to the volcanic or sedimentary host rocks and the paragenesis and tenor of mineralization. The Guanajuato mining district hosts three major mineralized fault systems, the La Luz, Veta Madre and Sierra systems.

                Endeavour Silver Corp.

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Executive Summary

Figure 1-1: Map of the Guanajuato mining district, with the main epithermal veins and other significant geological structures; modified from Randall et al. (1994). The La Luz and Sierra systems are basically constituted by low sulfidation mineralization whereas most of the Veta Madre system belongs to the intermediate sulfidation type. The rhyolitic rocks shown in the map are those that are most likely to have ages similar to those of epithermal deposits. Key: SMO = Sierra Madre Occidental, SMS = Sierra Madre del Sur, TMVB = Trans-Mexican Volcanic Belt. (Martinez-Reyes et al; 2015)

Of the geological formations associated with the Guanajuato district, only the Esperanza and La Luz Formations occur in the Bolañitos mine area with mineralization residing primarily within the La Luz Formation. Mineralization is known to dissipate at the contact with the Esperanza Formation.

The Veta Madre historically was the most productive vein in the Guanajuato district, and is by far the most continuous, having been traced on the surface for nearly 25 km. The vein dips from 35° to 55º to the southwest with measured displacement of around 1,200m near the Las Torres mine and 1,700 m near La Valenciana mine. The most productive veins at Bolañitos strike parallel to the Veta Madre system.

Bolañitos mineralization is directly related to faulting. Mineralization occurs as open-space fillings in fracture zones or impregnations in locally porous wall rock. Veins which formed in relatively open spaces are the main targets for mining.

Mineralized veins at Bolañitos consist of the classic banded and brecciated epithermal variety. Silver occurs primarily in dark sulfide-rich bands within the veins, with little mineralization within the wall rocks. The major metallic minerals reported include pyrite, argentite, electrum and ruby silver, as well as some galena and sphalerite, generally deeper in the veins. Mineralization is generally associated with phyllic (sericite) and silicification alteration which forms haloes around the mineralizing structures. The vein textures are attributed to the brittle fracturing-healing cycle of the fault-hosted veins during and/or after faulting.

Economic concentrations of precious metals are present in "shoots" distributed vertically and laterally between non-mineralized segments of the veins. Overall, the style of mineralization is pinch-and-swell with some flexures resulting in closures and others generating wide sigmoidal breccia zones.

2.4 Development and Operations

Mining methods used at Bolañitos include long-hole stoping and conventional cut and fill mining. Cut and fill stopes are generally mined 15m along strike and in 1.5 - 1.8m high cuts, and long hole stopes are 15m long and 20m high (20m between levels floor to floor). Access to the stoping areas is provided by a series of primary and secondary ramps located in the footwalls of the target structures. In Bolañitos numerous veins are mined. The ramps have grades from minus 15% to plus 12%, with plus or minus 12% as standard. The ramps and crosscuts are generally 4 m by 4 m.

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Executive Summary

In 2021, the total ore mined by EDR was 412,295 metric tonnes from 3 different mines; La Luz (39%) Lucero (44%), San Miguel (25%).

As of November 9, 2022, the Bolañitos Mine had a roster of 490 employees and an additional 157 contractors. The mine operates on two 10-hour shifts, 7 days per week, whereas the mill operates on a 24/7 schedule.

2.5 Status of Exploration

In 2021, EDR spent US $1,268,877 on property holding costs and exploration activities such as drilling, geological mapping and sampling, at the Bolañitos Project. Field exploration mainly focused on the Bolañitos South area while the drilling campaign focused on exploring the Bolañitos North (Melladito and Bolañitos veins), Belén and Bolañitos South (Lourdes, Cabrera Carrica, Tepetateras-Lulú, La Cuesta North, La Cuesta South and Margaritas) areas. A total of 15,380 meters completed in 72 drill holes and 3,663 samples submitted for analysis.

2.6 Mineral Resource Estimate

Richard A. Schwering SME-RM with Hard Rock Consulting, LLC ("HRC"), is responsible for the estimation of the mineral resource herein. Mr. Schwering is a qualified person as defined by NI 43-101 and is independent of EDR. Mineral resources for the Bolañitos mine were estimated from drillhole and channel sample data, constrained by geologic vein boundaries using two methods. 3D block models were estimated using an ordinary kriging ("OK") algorithm using Leapfrog Geo® and Leapfrog EDGE® software version(s) 2021.2.4 and 2021.2.5 ("Leapfrog"). Veins converted to 2D Vertical Longitudinal Projections ("VLP") were estimated using polygonal methods. The metals of interest at Bolañitos are gold and silver.

The mineral resources contained within this Technical Report have been classified under the categories of Measured, Indicated, and Inferred in accordance with standards as defined by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions (May 10, 2014) and Best Practices Guidelines (November 29, 2019) prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

The Bolañitos mineral resource is comprised of 55 individual veins. The veins are further subdivided into vein sets and modeling method. The mineral resources have been estimated using either a Vertical Longitudinal Projection ("VLP") polygonal method (10 veins) or as 3-dimensional ("3D") block models (45 veins).

Mineral resources are reported using four silver equivalent ("AgEq") cut-off grades based on the area of production. Baseline assumptions for breakeven cut-off grades are presented on Table 14-11 and all prices are in $US. The gold price of $1,735.00/oz. and silver price of $21.80/oz are based on the 36-month moving average as of May 31, 2022. Metal recoveries, mining, processing, G&A, royalties and other costs associated with the calculation of break-even cut-offs are based on actual production costs provided by Endeavour Silver Corp. AgEq grade is calculated using a 79.6 silver to gold ratio. Mineral Resources for veins located within the Lucero production area were reported using a 151g/t AgEq cut-off. Mineral Resources within the Belen vein system are reported at a 157 g/t AgEq cut-off. A AgEq cut-off of 149 g/t was applied to remaining Mineral Resources for veins inside the La Luz and San Miguel production areas. Mineral Resources for veins modeled using the VLP estimation methodology were also reported using a AgEq cut-off of 149g/t.

Mineral Resource estimates using 3D block models are constrained to geologic vein solids that show continuous grade continuity and are within 60 meters of drilling or existing underground development. The maximum distance for reported Mineral Resources is based on the average maximum range defined by modeled variograms, 66 meters for silver and 64 meters for gold. After the block grade estimations were complete the AgEq grades for each vein were reviewed in long section by the QP, and the large majority of estimated blocks were found to show excellent grade continuity and tonnage meeting the criteria of a minable shape. All small isolated blocks not meeting the criteria of a reasonable mining shape (at least five contiguous blocks above cutoff) were removed from the estimate and excluded from the Mineral Resource statement.

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Executive Summary

Mineral Resources estimated using 2D VLP methods are classified entirely as Inferred. Mineral Resources are calculated using true thickness composites from drillhole intercepts identified as the vein. Polygonal methods assume grade continuity surrounding the composite. The smallest VLP volume is 328 tonnes, meeting the criteria for a minable shape.

Table 1-1 Mineral Resource Estimate, Effective Date May 31st, 2022

Classification	Cut-off AgEq g/t	Mass kt	Average Value			Material Content
			AgEq g/t	Silver g/t	Gold g/t	AgEq thousand t. oz	Silver thousand t. oz	Gold thousand t. oz
Measured	Variable	42.0	322	97	3.0	435	131	4.0
Indicated	Variable	411.5	279	111	2.3	3,697	1,470	30.0
Measured + Indicated	Variable	453.5	283	110	2.3	4,132	1,601	34.0
Inferred	Variable	1,656.6	331	141	2.5	17,608	7,494	132.2

(1) The effective date of the Mineral Resource estimate is May 31, 2022. The QP for the estimate, Mr. Richard A. Schwering, SME-RM of HRC, is independent of EDR.

(2) Inferred Mineral Resources are that part of a mineral resource for which the grade or quality are estimated on the basis of limited geological evidence and sampling. Inferred Mineral Resources do not have demonstrated economic viability and may not be converted to a Mineral Reserve. It is reasonably expected, though not guaranteed, that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

(3) Measured, Indicated, and Inferred Mineral Resource silver equivalent cut-off grades were 149 g/t for veins located in the La Luz and San Miguel production areas and veins estimated using VLP methods at Bolañitos, 157 g/t for the Belen vein system, and 151 g/t for veins located in the Lucero production area.

(4) Metallurgical recoveries were 85.7% for silver and 90.1% for gold.

(5) Silver equivalents are based on a 79.6:1 silver to gold price ratio.

(6) Price assumptions are $US21.80 per troy ounce for silver and $US1,735.00 per troy ounce for gold for resource cut-off calculations. These prices are based on the 36-month moving average as of the effective date.

(7) Mineral Resources are reported exclusive of Mineral Reserves.

(8) Rounding may result in apparent differences when summing tonnes, grade and contained metal content. Tonnage and grade measurements are in metric units. Grades are reported in grams per tonne (g/t). Contained metal is reported as troy ounces (t. oz).

2.7 Mineral Reserve Estimate

Mr. Don Gray, P.E., SME-RM, of EDR is responsible for the mineral reserve estimate presented in this report. Mr. Gray is Qualified Person as defined by NI 43-101 and is not independent of EDR. The reserve calculation for the Bolañitos Project was completed in accordance with NI 43-101 and has an effective date of May 31st, 2022. Stope designs for reporting the reserves were created utilizing the updated resources and cutoffs established for 2022 by Richard A. Schwering SME-RM with Hard Rock Consulting, LLC ("HRC"). All the stopes are within readily accessible areas of the active mining areas. Ore is milled and undergoes floatation at a rate of 1,100 tpd.

EDR utilized Vulcan program to generate the stopes for the reserve mine plan. The parameters used to create the stopes are listed below;

• Cut-Off Grades:

• 149 g/t silver equivalent for San Miguel

• 149 g/t silver equivalent for La Luz

• 151 g/t silver equivalent for Lucero

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Executive Summary

• 157 g/t silver equivalent for Belen

• Minimum Mining Width:  0.8 m.

• Cut and Fill Stope Size:  7m W x 4m H

• Long Hole Stope Size:  7m W x 20m H

• External Dilution Cut and Fill:  24%

• External Dilution Long Hole:  40%

• Silver Equivalent:  79.6:1 silver to gold

• Gold Price:  US $1,735 /oz

• Silver Price:  US $21.80 /oz

• Gold Recovery:  90.1%

• Silver Recovery:  85.7%

• Dilution factors averaged 37.14%. Dilution factors are calculated based on internal stope dilution calculations and external dilution factors of 24% for cut and fill and 40% for long hole.

• Silver equivalents are based on a 79.6:1 silver:gold ratio.

The stopes were design using only the updated Measured and Indicated resources above the calculated cutoff including internal stope dilution and were determined to be economically viable. The Measured and Indicated mineral resources within the stopes have been converted to Proven and Probable reserves as defined by NI 43-101. All inferred material has been classified as waste.

Table 1-2  Mineral Reserve Estimate

Classification	AgEq Cut-off g/t	Mass kt	Average Value			Material Content
			AgEq g/t	Silver g/t	Gold g/t	AgEq thousand t. oz	Silver	Gold thousand t. oz
							thousand t. oz
Proven	Variable	158	266	57	2.63	1,357	290	13.4
Probable	Variable	376	265	73	2.41	3,199	878	29.2
Proven + Probable	Variable	534	326	101	2.8	4,556	1,168	42.6

(1) Mineral resources are estimated exclusive of and in addition to mineral reserves.

(2) Figures in table are rounded to reflect estimate precision; small differences generated by rounding are not material to estimates.

2.8 Conclusions and Recommendations

The QPs consider the Bolañitos mineral resource and reserve estimates presented herein to conform with the requirements and guidelines set forth in Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014. These mineral resources and reserves form the basis for EDR's ongoing mining operations at the Bolañitos Mines Project.

The QPs are unaware of any significant technical, legal, environmental, or political considerations which would have an adverse effect on the extraction and processing of the resources and reserves located at the Bolañitos Mines Project. Mineral resources which have not been converted to mineral reserves, and do not demonstrate economic viability shall remain mineral resources. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

The QPs consider that the mineral concessions in the Bolañitos mining district controlled by EDR continue to be highly prospective both along strike and down dip of the existing mineralization.

EDR's Bolañitos Mines Project has an extensive mining history with well-known silver and gold bearing vein systems. Ongoing exploration has continued to demonstrate the potential for the discovery of additional resources at the project and within the district surrounding the mine. Outside of the currently known reserve/resource areas, the mineral exploration potential for the Bolañitos Project is considered to be very good. Parts of the known vein splays beyond the historically mined areas also represent good exploration targets for additional resource tonnage

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Executive Summary

Since EDR took control of the Bolañitos Mines Project, new mining areas have enabled EDR to increase production by providing additional sources of mill feed. EDR's operation management teams continue to search for improvements in efficiency, lowering costs and researching and applying low-cost mining techniques.

In 2022, EDR plans to drill 10,000 meters of surface drilling in the Bolañitos Project, at an estimated cost of US$1,500,000. Drilling campaigns will be carried out mainly in the Bolañitos South and Virginia areas.

The QPs recommends that the process of converting mineral resources into reserves from 2D polygons to 3D block models be continued. During the last couple of years, considerable progress has been made on this process with only nine veins remaining to be converted to 3D. Additional modeling efforts should be made to define the mineralized brecciated areas as they have been an important source of economic material encountered in the current operation, and could provide additional tonnage to support the mine plan.

EDR currently utilizes the exploration drilling and chip and muck samples in their resource and reserve calculations. It is recommended that future efforts focus on constructing block models for resource and reserve reporting utilizing only the exploration and underground drilling results.

Although the reconciliations conducted by EDR show good comparison between planned versus actual values, the reconciliation process should be improved to include the estimated tonnes and grade from the resource models. Because the LOM plan is compared to the plant production monthly, the actual physical location of the material mined may be different than the planned location. Due to the many stopes that are mined during a day this can only be completed on an average monthly basis due to blending of stope material into the mill. The monthly surveyed as mined areas should be created into triangulation solids and saved monthly for reporting the modeled tonnes for each month. The combination of the 3D block models and 2D and polygonal reserves makes this process difficult but considerable progress has been made during the last year to get all resources and reserves into 3D block models. The model-predicted results versus actual can then be used to determine if dilution factors need to be adjusted, or perhaps the resource modeling parameters may require adjustment if there are large variances. The mill production should be reconciled to the final concentrate shipments on a yearly basis and resulting adjustment factors should be explained and reported.

Schedule “C”

Endeavour Silver Corp.	Technical Report
2022 Mineral Resource Estimate - Pitarrilla AG-PB-ZN Project, Mexico

1. SUMMARY

SGS Geological Services Inc. ("SGS") was contracted by Endeavour Silver Corp., ("Endeavour" or the "Company") to complete a Mineral Resource Estimate ("MRE") update for the Pitarrilla Project ("Project" or "Property") including the Pitarrilla Silver-Lead-Zinc Deposit ("Deposit"), located near Durango State, Mexico, and to prepare a National Instrument 43-101 ("NI 43-101") Technical Report written in support of the MRE.

On January 12, 2022, Endeavour entered into a definitive agreement to purchase the Project by acquiring all of the issued and outstanding shares of SSR Durango S.A. de C.V. (SSD) from SSR Mining Inc. ("SSR") for total consideration of $70 million, consisting of $35 million in common shares and a further $35 million in cash or in common shares at the election of SSR and agreed to by the Company, and a grant of a 1.25% NSR royalty. The acquisition was completed on July 6, 2022. Total consideration paid included 8,577,380 shares of the Company issued on July 6, 2022, with a deemed value of $34,909,937 and a $35,066,829 cash payment.

The Company is engaged in silver mining in Mexico and related activities including property acquisition, exploration, development, mineral extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile and Nevada, USA. Since 2002, the Company's business strategy has been to focus on acquiring advanced-stage silver mining properties in Mexico. Endeavour is headquartered in Vancouver, British Columbia (1130 - 609 Granville Street Vancouver, B.C., Canada, V7Y 1G5) with management offices in Leon, Mexico and Durango, Mexico, and is listed on the Toronto (TSX:EDR), New York (NYSE:EXK) and Frankfurt (FSE:EJD) stock exchanges.

The current report is authored by Allan Armitage, Ph.D., P. Geo., ("Armitage" or the "Author") of SGS, and the MRE presented in this report was estimated by Armitage. Armitage is an independent Qualified Person as defined by NI 43-101 and is responsible for all sections of this report.

1.1 Property Description, Location, Access, and Physiography

The Property is located within the Municipality of Inde, on the eastern flank of the Sierra Madre Occidental mountain range in the central part of Durango State, Mexico, and is centered at 25 degrees 25 minutes south latitude and 104 degrees 57 minutes west longitude. The city of Victoria de Durango, the capital of Durango state, is located 160 km southwest of the property and the major city of Torreón (capital of Coahuila state) 160 km to the east.

The nearest population centers are San Francisco de Asís (located 12 km to the northeast of the property) and Casas Blancas (situated in the northeast portion of the project concessions). Both villages are located in Durango State. San Francisco de Asís has a population of about 800 and Casas Blancas has a population of approximately 120. The larger population centers near the project, Torreón and Victoria de Durango, have approximately 1.5 million and 1 million inhabitants, respectively.

The Property is defined as the group of mining concessions and the surface rights that partially overlie the mining concessions. The Property is formed by 5 contiguous mineral concessions entitled to SSD and covering a total area of approximately 4,950 hectares. SSD is a Mexican corporate entity, and a wholly-owned subsidiary of Endeavour.

On June 30, 2015 SSD requested before the mining authorities the reduction of the mining concession "La Pitarrilla 2" (title number 220231), from 5,771.2505 hectares to 3,221.2517 hectares, assigning a new name to the claim "La Pitarrilla 2 Reducción", record number 2/2-0245. The reduction is in process to be approved.

SSD has acquired surface rights to most of the lands required for successful project permitting, construction and operation.

he Property is currently accessible through a network of public roadways in the region. From Durango, access is gained by traveling north along paved highway 45 for 235 km, then south west on paved highway 30 to El Palmeto and then south on unpaved public roads to Casa Blancas. The main access to the Project site is planned to be along the approximate 47 km of public and private dirt roadways, from the junction with paved Highway 45, to the Project's southeast gate. The primary site access road will utilize the existing roadway serving the nearby local community of San Francisco de Asís, with secondary access via the existing road to Casas Blancas. Improvements are required for the main road, the most significant of which is the addition of a permanent bridge over the Nazas River, approximately 11 km from the Property site.

The Project and all parts of the deposit area, from the main project facilities, is road accessible and can be accessed by pickup truck, larger supply trucks, truck and low-bed (float) trailer carrying mine equipment and drill equipment, and self-driven mine trucks.

Power for the Project is available from the national power grid at the Subestacion Electrica Canatlán II (substation) located approximately 139 km south of the plant site. The power will be provided by the national power utility, CFE.

                Endeavour Silver Corp.

Endeavour Silver Corp.	Technical Report
2022 Mineral Resource Estimate - Pitarrilla AG-PB-ZN Project, Mexico

Fresh make-up water to the project will be provided from several wells located on the property near the Nazas River, approximately 10 km from the Project site. Water from the wells will be pumped to a booster tank and, from there, be pumped to Project water consumers.

There is a well-established camp for the Project. The camp is in the southern area of the town of Casas Blancas and includes the following facilities: general offices, welding workshop, mechanical workshop, general warehouse, clinic-medical services, as well as six core storage facilities. The camp provides accommodation for a capacity of 101 personnel, as well as dining facilities with a capacity for 110 people.

1.2 History of Exploration, Drilling

Available records of mineral exploration conducted on the Property and immediately adjacent ground date back to 1996. In 2002, Silver Standard contracted F. Hillemeyer and P. Durning of La Cuesta International, Inc. ("LCI") to acquire mineral properties in Mexico which showed good exploration potential for silver. One of the areas LCI recommended for claiming was the ground covered by the Pitarrilla Project claim group. Between November 2002 and March 2003, a total of 12 concessions covering 136,191 hectares were claimed by Explominerals, S.A. de C.V. on behalf of Silver Standard.

Beginning in 2002, several programs of rock-chip sampling were completed over the core of the Property, where multiple zones of silver mineralization eventually came to be outlined. The outlined zones represented exploration targets that were eventually drill-tested, resulting in the discovery of the five zones of oxide silver mineralization that form the upper part of the Pitarrilla Project deposit.

A number of diamond and reverse circulation ("RC") drilling campaigns were undertaken by SSR on the Property between September 2003 and July of 2012. A total of 852 diamond and RC drillholes totaling 258,658 m have been completed on the Property.

Monarch Resources de Mexico, S.A. de C.V. completed a Phase I drilling program on the Fluorite Mine Target in 1996, including 22 RC drillholes totalling 2,842 m. The drilling was on the Property, but not in the area of the current Mineral Resource.

The greatest amount of exploration-related data has come from the several campaigns of reverse circulation and diamond drilling completed by Silver Standard on the Property between September 2003 and July 2012.

From September 2003 until October 2005, 186 reverse circulation holes with a combined length of 20,619 m were drilled on the Property. The RC drillholes targeted oxide mineralization in the Cordon Colorado, Peña Dyke, and Javelina Creek Zones (Figure 10 2 and Figure 10 3).

Between 2005 and July 2012, 428 diamond drillholes were drilled for exploration and resource infill purposes, with a total of 183,358 m being completed (Figure 10 4 and Figure 10 5). The majority of the drillcore was of HQ diameter, though core samples from depths below surface greater than about 450 m were generally of NQ diameter. To provide a sufficient amount of core from different types of mineralization for metallurgical testing, nine drillholes of HQ diameter were cored into the deposit in 2008 for a total of 6,126 m. An additional four holes of PQ diameter were drilled into four of the five zones of oxide silver mineralization to obtain core samples for communition tests. In the area of the deposit, 31 drillholes (including re-drills), totalling 12,834 m, were drilled for mining-related geotechnical information between 2010 and 2012. Condemnation, water well, piezometer, and short geotechnical holes drilled for the investigation of foundations for site facilities were also completed during the history of the project.

Most recently, during May and June of 2012, 33 closely-spaced diamond drillholes totaling 8,914 m were completed as part of a study to investigate the short distance variability of oxide and transitional silver mineralization in the upper 200-250 m of the Pitarrilla deposit. These holes were drilled along three control lines, two oriented ENE-WSW with the third line crossing the other two lines perpendicular to them (Figure 10 4). The orientation of drillholes varied in order to drill perpendicular to the interpreted orientation of the mineralised bodies. The dips of all drillholes were between 45° and 90°. In the Breccia Ridge Zone, drillholes were generally oriented vertically or at azimuths of 240° dipping at an average of 55°. In the South Ridge Zone, the drillholes were oriented at 100° and 274° with dips averaging 60°. In the Peña Dyke Zone, drillholes were drilled at azimuths of 200° and 025° degrees with dips at 60°. In the Cordon Colorado and Javelina Creek Zones, there were no preferred drillhole orientations.

Endeavour Silver Corp.	Technical Report
2022 Mineral Resource Estimate - Pitarrilla AG-PB-ZN Project, Mexico

All geological data has been reviewed and verified by the Author as being accurate to the extent possible and to the extent possible all geologic information was reviewed and confirmed. There were no errors or issues identified with the database. The Author is of the opinion that the database is of sufficient quality to be used for the current Indicated and Inferred MRE.

1.3 Geology and Mineralization

The Property is located on the eastern flank of the Sierra Madre Occidental mountain range. This mountain range is the erosional remnant of one of the Earth's most voluminous accumulations of intermediate to felsic volcanic rocks, which formed a calc-alkaline magmatic arc that was built during Eocene to early Miocene time, roughly 52 to 25 million years ago, in response to subduction of the Farallón tectonic plate beneath North America, this mountain building event is known as the Laramide Orogeny. A large number of medium to high-level hydrothermal systems variably enriched in Ag, Au, Pb, and Zn were intermittently generated during this extended period of volcanism, including the epithermal mineral systems that formed the great Mexican silver mining districts at Guanajuato, Real de Angeles in Zacatecas, Fresnillo, and Santa Barbara-San Francisco del Oro. The silver-lead-zinc mineralization found on the Pitarrilla property is situated in Central Mexican Silver Belt, a metallogenic province defined by the four previously noted silver mining districts along with the mining districts of Parral, Santa Maria del Oro, and Sombrerete-Chalchihuites.

The Pitarrilla Project Ag-Zn-Pb deposit is hosted by deformed Cretaceous marine sediments and unconformably overlying Eocene (52 to 40 Ma) and Oligocene (32 to 28 Ma) volcanics volcaniclastics and intrusives. Eocene volcanics and volcaniclastics were derived from arc volcanism and from the erosion of subaerial arc volcanoes and deposited into a back-arc basin. Uplift of the basin was accompanied by extension and voluminous bi-modal volcanism with the emplacement of andesitic and felsic sills and dykes during the early Oligocene. The culmination of the volcanism was the development of a rhyolitic dome which crops out on Cerro La Pitarrilla.

Ag-Zn-Pb mineralization at the Pitarrilla Project occurs as a vertically stacked mineralised system centered on rhyolitic dykes and sills that constitute the feeder system for an early Oligocene volcanic center manifest by the rhyolitic dome. Sulphide-associated mineralization is rooted in the basement Cretaceous sedimentary strata and is represented by an aerially restricted but vertically extensive zone of disseminated and veinlet Ag-Zn-Pb (-Cu-As-Sb) sulphide mineralization and strata-bound massive replacement mineralization within a polymictic conglomerate that occur at the Cretaceous-Eocene unconformity.

The sulphide mineralization extends into the overlying Eocene and Oligocene volcaniclastic rocks and felsic sills, where it grades into mixed sulphide-oxide or transitional mineralization and a more laterally extensive zone of disseminated iron oxide-associated mineralization. The Ag-Zn-Pb mineralization is interpreted to have occurred during or after emplacement of the early Oligocene rhyolitic dome.

The Pitarrilla deposit is centrally located within the Central Mexican Silver Belt, which is defined by numerous Ag-Pb-Zn (±Au ±Cu) deposits and is classified as an intermediate sulphidation epithermal deposit.

1.4 Mineral Processing, Metallurgical Testing and Recovery Methods

In 2004, Silver Standard initiated testwork to provide a better understanding of the Pitarrilla deposit metallurgy and to establish design criteria for the mineral extraction process. The test programs have included initial scoping studies, flotation process development for sulphide ore, cyanide leaching development for oxide ore, and a combination of processes for the transitional (located between sulphide and oxide ore zones) and sulphide ores. Within the testwork, four pilot flotation tests of sulphide ore were completed.

Endeavour Silver Corp.	Technical Report
2022 Mineral Resource Estimate - Pitarrilla AG-PB-ZN Project, Mexico

The testwork has covered most of the possible process options, but until now, it was difficult to predict metallurgical performance based on material type and location. The historic representation of a mixed oxide and sulphide ore body has become better defined as, an ore body with oxide ore on surface, an intermediate zone of transition ore comprised of both oxide and sulphide ores below, and sulphide ore at depth.

Laboratory and pilot scale testing on sulphide ore composite samples demonstrated that the sulphide mineralization was readily amenable to flotation process treatment. A conventional lead-zinc sequential flotation separation flow sheet is the basis of the process design. The variability flotation testwork indicated that the sulphide mineralized zones are relatively similar in terms of ore grindability, chemical and mineral compositions, and flotation response. Galena can be recovered into a flotation concentrate that will also contain the majority of the silver in the ore. The tailings from the lead flotation circuit can then be processed by flotation, to recover most of the sphalerite mineral in an acceptable zinc flotation concentrate.

Laboratory testing on oxide ore composite samples demonstrated that the oxide mineralization was amenable to the cyanide leach process for the extraction of silver. A conventional cyanide leach circuit flow sheet is the basis of the process design. The variability leaching testwork indicated that the oxide mineralized zones are relatively similar in terms of ore grindability, chemical and mineral compositions, and cyanide leaching response.

Laboratory testing on transitional ore composite samples demonstrated that the transition mineralization was amenable to flotation process treatment and the flotation tailings were amenable to the cyanide leach process for the extraction of silver. It was determined that the circuit proposed for the sulphide mineral flotation process would perform acceptably for the transition material and that the cyanide leach circuit, proposed for the oxide leaching circuit, would also perform acceptably for the transition material. The variability testwork indicated that the transition mineralized zones are relatively similar in terms of ore grindability, chemical and mineral compositions, and leach response.

Identifying the mineralized material by oxidation code (0 for Sulphide to 5 for Oxide) has allowed the metallurgical test results to be understood. The results were categorized to develop a predictive model of metallurgical performance for each material type. The models for sulphide material treated by the flotation process are conventional metal head grade to recovery relationships. For the transition material that will be processed by flotation and cyanide leaching, the sulphide models can be used. The predicted performance from the sulphide model can be reduced with increasing values of the oxidation code for a particular block of material. The flotation model cannot be used for material with an oxidation code above 3.5 (i.e. more oxidized). The models for cyanide leaching, of the flotation tailings and the oxide material, are based on a grade recovery relationships indicated from the test results.

The overall modeling logic for flotation includes three, separate mathematical units:

• Firstly, for each metal, a basic head grade to rougher recovery relationship;

• Secondly, an adjustment factor to this recovery to account for degree of oxidation

• Thirdly, a cleaning stage recovery applied to the oxidation adjusted rougher recovery.

The flotation tests results were combined into one larger data set for all rock types on the basis that the sulphide mineralogy is consistent across the rock types. The drill hole and sample intervals used to generate each metallurgically tested sample or composite were identified. For each interval, the geological oxidation code was recorded against the sample or composite and therefore each flotation test can be identified by an oxidation code value. All tests with particle sizes significantly finer or coarser than the plant design grind size distribution of 80 percent passing 150 micron have not been included.

Endeavour Silver Corp.	Technical Report
2022 Mineral Resource Estimate - Pitarrilla AG-PB-ZN Project, Mexico

The combined data set for oxidation codes 0 to 2 (i.e. sulphide material) contains the results of some 130 individual rougher tests, 113 tests with cleaning stages, plus the four pilot plant campaigns. The raw data was sorted or "binned" into short grade ranges of metal values (i.e. silver, lead, zinc and copper) and then averaged. The binned averages were then analyzed by making scatter plots of comparative data, for example "percent lead head grade" versus "recovery of lead in lead rougher flotation". A "best-fit" three-term polynomial curve was fitted to each scatter plot. The apogee of a curve fitting the "percent lead head grade" and the "recovery of lead in lead rougher flotation" data points defines the value above which recovery is fixed at a maximum value.

1.5 Pitarrilla Deposit Mineral Resource Estimate

Completion of the current MRE for the Property involved the assessment of a drill hole database, which included all data for surface drilling completed through the end of 2012, as well as three-dimensional (3D) mineral resource models (resource domains), 3D geological models, 3D surface models of fault structures, a 3D topographic surface model, and available written reports.

Inverse Distance Squared ("ID2") calculation method restricted to mineralized domains was used to interpolate grades for Ag (g/t), Pb (ppm) and Zn (ppm) into a block model. The current MRE takes into consideration that the Pitarrilla deposit may be mined by open pit and underground mining methods.

In order to complete the MRE for the Pitarrilla deposit, a database comprising a series of comma delimited spreadsheets containing surface RC and diamond drill hole information was provided by Endeavour. The database included hole location information, down-hole survey data, assay data, lithology data and density data. The data in the assay table included assays for Ag (g/t), Pb (ppm) and Zn (ppm), as well as Cu (ppm) As (ppm), S (%), Ca (%) and AgCN (ppm). After review of the database, the data was then imported into GEOVIA GEMS version 6.8.3 software ("GEMS") for statistical analysis, block modeling and resource estimation.

The original database provided by Endeavour included data for 831 surface RC and diamond drill holes, including 804 drill holes completed by Silver Standard between 2003 and 2012. Thus, the database used for the current MRE comprises data for 804 surface RC and diamond drill holes which total 254,386 m. The database totals 134,441 assay intervals for 188,816 m.

The database was checked for typographical errors in drill hole locations, down hole surveys, lithology, assay values and supporting information on source of assay values. Overlaps and gapping in survey, lithology and assay values in intervals were checked. All assays had analytical values for Ag (g/t), Pb (ppm) and Zn (ppm).

The Author was provided with a total of 19 3D Resource models (mineral domains), to be used for the current MRE, as well as 9 lithological 3D solids and a digital elevation surface model. All models were constructed by Silver Standard for the 2012 historical MRE. All mineral domains are clipped to topography.

The Author has reviewed the resource models on section and in the Author's opinion the models provided are very well constructed and fairly accurately represents the distribution of the various styles of mineralization, i.e. high grade vs low grade mineralization; oxide, transition and sulphide mineralization; and, steep breccia/quartz vein and horizontal manto style sulphide mineralization. No re-modeling of the deposits is recommended at this time. Limited sporadic mineralization exists outside of these wireframes, as well as along strike and at depth. With additional drilling, some areas of scattered mineralization may get incorporated into the mineral domains.

The main Pitarrilla deposit generally strikes 330° to 335° and dips/plunges steeply east-northeast (-60° to -65°). Additional oxide mineralization in the Cordon Colorado and Javelina Creek Zones extend for 700 to 900 m southwest and northeast of the main Breccia Ridge Zone.

Endeavour Silver Corp.	Technical Report
2022 Mineral Resource Estimate - Pitarrilla AG-PB-ZN Project, Mexico

The assay sample database available for the revised resource modelling totalled 134,441 representing 188,816 m of drilling. Of this, a total of 53,758 assays occur within the Pitarrilla deposit mineral domains. A statistical analysis of the assay data from within the mineralized domains, by state of oxidation, is presented in Table 14 3. Average length of the assay sample intervals is 1.33 to 1.45. Of the total assay population approximately 97% are 1.53 m or less with approximately 64% of the samples between 1.50 and 1.53 m and 92 % between 1.00 m and 1.53 m in length and only 8% greater than 1.53 m. To minimize the dilution and over smoothing due to compositing, a composite length of 1.50 m was chosen as an appropriate composite length for the current MRE.

Composites were constrained to the individual mineral domains. The constrained composites were extracted to point files for statistical analysis and capping studies. The constrained composites were grouped based on the mineral domain (rock code) of the constraining wireframe model. A total of 49,994 composite sample points occur within the resource wire frame models. High grade capping of Ag, Pb and Zn was done on 1.50 m composite data.

The Author was provided with a database of 8,535 dry bulk density ("DBD") measurements for the current MRE. DBD measurements were selected to be spatially and geologically representative (i.e., representative of geology, lithology, structure, mineralization, alteration). The density database was sub-divided by mineralization and waste domain. A total of 5,085 DBD values are from mineralized domains and 3,453 values are from waste domains. Based on a review of the available density data, it was decided that a fixed value be used for each resource model and waste model.

1.5.1 Mineral Resource Statement

The MRE presented in this Technical Report was prepared and disclosed in compliance with all current disclosure requirements for mineral resources set out in the NI 43-101 Standards of Disclosure for Mineral Projects (2016). The classification of the current Mineral Resource Estimate into Indicated and Inferred is consistent with current 2014 CIM Definition Standards - For Mineral Resources and Mineral Reserves, including the critical requirement that all mineral resources "have reasonable prospects for eventual economic extraction".

The general requirement that all Mineral Resources have "reasonable prospects for economic extraction" implies that the quantity and grade estimates meet certain economic thresholds and that the Mineral Resources are reported at an appropriate cut-off grade taking into account extraction scenarios and processing recoveries. In order to meet this requirement, the Author considers that the Pitarrilla deposit mineralization is amenable for open pit and underground extraction.

In order to determine the quantities of material offering "reasonable prospects for economic extraction" by an open pit, Whittle™ pit optimization software 4.7.1 and reasonable mining assumptions to evaluate the proportions of the block model (Indicated and Inferred blocks) that could be "reasonably expected" to be mined from an open pit were used. The pit optimization was completed by SGS. The pit optimization parameters used are summarized in Table 1-1. A Whittle pit shell at a revenue factor of 1.0 was selected as the ultimate pit shell for the purposes of this MRE. The optimized pit has been limited to the base of the transition mineralization.

The reader is cautioned that the results from the pit optimization are used solely for the purpose of testing the "reasonable prospects for economic extraction" by an open pit and do not represent an attempt to estimate mineral reserves. There are no mineral reserves on the Property. The results are used as a guide to assist in the preparation of a Mineral Resource statement and to select an appropriate resource reporting cut-off grade. A selected base case cut-off grade of 50 g/t AgEq is used to determine the in-pit MRE for the Pitarrilla deposit.

In order to determine the quantities of material offering "reasonable prospects for economic extraction" by underground mining methods, reasonable mining assumptions to evaluate the proportions of the block model (Indicated and Inferred blocks) that could be "reasonably expected" to be mined from underground are used. The Pitarrilla sulphide mineralized zones have sufficient widths and continuity suitable for low cost bulk mining methods such as longhole stoping. The average true width of the manto style mineralization is 32 m within a range of 2.4 m and 104 m (90 % of drill intercepts > 10 m true width). The average true width of the breccia style mineralization is 31 m within a range of 1.2 m and 119 m (81 % of drill intercepts > 10 m true width). Based on other Endeavor operations in Mexico, a minimum mining thickness of 0.8 m is required for low cost bulk mining methods such as longhole stoping.

Endeavour Silver Corp.	Technical Report
2022 Mineral Resource Estimate - Pitarrilla AG-PB-ZN Project, Mexico

The underground parameters used, based on mining using low cost bulk mining methods, are summarized in Table 1-1. Based on these parameters, underground (below-pit) Mineral Resources are reported at a base case cut-off grade of 150 g/t AgEq. Underground Mineral Resources are estimated from the bottom of the pit (base of transition mineralization). The underground Mineral Resource grade blocks were quantified above the base case cut-off grade of 150 g/t AgEq, below the constraining pit shell and within the 3D constraining mineralized wireframes (the constraining volumes).

The current MRE for the Pitarrilla deposit is presented in Table 1-2 and includes an in-pit (oxide and sulphide transition mineralization) and an underground (below-pit) Mineral Resources (restricted to sulphide mineralization).

Highlights of the Pitarrilla deposit Mineral Resource Estimate are as follows:

• The in-pit Mineral Resource includes, at a base case cut-off grade of 50 g/t AgEq, 133.9 Mt grading 87.1 g/t Ag (375.1 Moz Ag), 0.19% Pb and 0.48% Zn in the Indicated category, and 25.6 Mt grading 76.4 g/t Ag (63.0 Moz Ag), 0.14% Pb and 0.48% Zn in the Inferred category.

• The below-pit Mineral Resource includes, at a base case cut-off grade of 150 g/t AgEq, 24.8 Mt grading 146.1 g/t Ag (116.5 Moz Ag), 1.01% Pb and 2.14% Zn in the Indicated category, and 9.8 Mt grading 115.5 g/t Ag (36.4 Moz Ag), 0.93% Pb and 1.80% Zn in the Inferred category.

There is no other relevant data or information available that is necessary to make the technical report understandable and not misleading. The Author is not aware of any known mining, processing, metallurgical, environmental, infrastructure, economic, permitting, legal, title, taxation, socio-political, or marketing issues, or any other relevant factors not reported in this technical report, that could materially affect the current Mineral Resource Estimate.

Table 1-1Whittle™ Pit Optimization Parameters and Parameters used for In-pit and Underground Cut-off Grade Calculation

Parameter	Value	Unit
Silver Price	$22.00	US$ per pound
Zinc Price	$1.30	US$ per pound
Lead Price	$1.00	US$ per pound
In-Pit Mining Cost	$2.50	US$ per tonne mined
Underground Mining Cost	$46.50	US$ per tonne mined
Transportation	$3.00	US$ per tonne milled
Processing Cost (incl. crushing)	$17.40	US$ per tonne milled
In-Pit General and Administrative	$2.00	US$ tonne of feed
Underground General and Administrative	$10.50	US$ tonne of feed
Pit Slope - Oxide	42	Degrees
Pit Slope - Transition/Sulphide	48	Degrees
Silver Recovery - Oxide	75.0	Percent (%)
Lead Recovery - Oxide	70.0	Percent (%)
Zinc Recovery - Oxide	65.0	Percent (%)
Silver Recovery - Transition	75.0	Percent (%)
Lead Recovery - Transition	70.0	Percent (%)
Zinc Recovery - Transition	65.0	Percent (%)
Silver Recovery - Sulphide	86.0	Percent (%)

Endeavour Silver Corp.	Technical Report
2022 Mineral Resource Estimate - Pitarrilla AG-PB-ZN Project, Mexico

Parameter	Value	Unit
Lead Recovery - Sulphide	91.0	Percent (%)
Zinc Recovery - Sulphide	85.0	Percent (%)
Mining loss / Dilution (open pit)	5/5	Percent (%) / Percent (%)
Mining loss/Dilution (underground)	10/10	Percent (%) / Percent (%)

Table 1-2  Pitarrilla Deposit In-Pit and Underground (below-pit) Mineral Resource Estimate, October 6, 2022

In Pit (Oxide and Transition)
Cut-off Grade (AgEq g/t)	Tonnes	Ag (g/t)	Pb (%)	Zn (%)	AgEq (g/t)	Ag (oz)	Pb (Mlbs)	Zn (Mlbs)	AgEq (oz)
Indicated
50	133,864,000	87.1	0.19	0.48	112.3	375,113,000	547	1,409	483,234,000
Inferred
50	25,643,000	76.4	0.14	0.48	100.2	62,958,000	80	272	82,650,000
Underground (Sulphide)
Cut-off Grade (AgEq g/t)	Tonnes	Ag (g/t)	Pb (%)	Zn (%)	AgEq (g/t)	Ag (oz)	Pb (Mlbs)	Zn (Mlbs)	AgEq (oz)
Indicated
150	24,783,000	146.1	1.01	2.14	264.4	116,456,000	551	1,172	210,707,000
Inferred
150	9,808,000	115.5	0.93	1.80	217.5	36,424,000	202	389	68,588,000
Total in-pit and underground (Oxide, Transition and Sulphide)
Cut-off Grade (AgEq g/t)	Tonnes	Ag (g/t)	Pb (%)	Zn (%)	AgEq (g/t)	Ag (oz)	Pb (Mlbs)	Zn (Mlbs)	AgEq (oz)
Indicated
50 and 150	158,647,000	96.4	0.31	0.74	136.0	491,569,000	1,098	2,580	693,941,000
Inferred
50 and 150	35,451,000	87.2	0.36	0.85	132.7	99,382,000	281	661	151,238,000

(1) The classification of the current Mineral Resource Estimate into Indicated and Inferred is consistent with current 2014 CIM Definition Standards - For Mineral Resources and Mineral Reserves.

(2) All figures are rounded to reflect the relative accuracy of the estimate and numbers may not add due to rounding.

(3) All Resources are constrained by continuous 3D wireframe models (constraining volumes), and are considered to have reasonable prospects for eventual economic extraction.

(4) Mineral resources which are not mineral reserves do not have demonstrated economic viability. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

(5) It is envisioned that parts of the Pitarrilla deposit (oxide and transition mineralization) may be mined using open pit mining methods. In-pit mineral resources are reported at a cut-off grade of 50 g/t AgEq within a conceptual pit shell, which has been limited to the base of the transition mineralization.

(6) The results from the pit optimization are used solely for the purpose of testing the "reasonable prospects for economic extraction" by an open pit and do not represent an attempt to estimate mineral reserves. There are no mineral reserves on the Property. The results are used as a guide to assist in the preparation of a Mineral Resource statement and to select an appropriate resource reporting cut-off grade.

(7) It is envisioned that parts of the Pitarrilla deposit (sulphide mineralization) may be mined using underground mining methods. Underground (below-pit) Mineral Resources are estimated from the bottom of the pit (base of transition mineralization) and are reported at a base case cut-off grade of 150 g/t AgEq. The underground Mineral Resource grade blocks were quantified above the base case cut-off grade, below the constraining pit shell and within the constraining mineralized wireframes. At this base case cut-off grade the deposit shows good deposit continuity with limited orphaned blocks. Any orphaned blocks are connected within the models by lower grade blocks and are included in the MRE.

(8) Based on the size, shape, location and orientation of the Pitarrilla deposit, it is envisioned that the deposit may be mined using low cost underground bulk mining methods.

(9) High grade capping of Ag, Pb and Zn was done on 1.50 m composite data.

(10) Bulk density values were determined based on physical test work from each deposit model and waste model.

(11) AgEq Cut-off grades consider metal prices of $22.00/oz Ag, $1.00/lb Pb and $1.30/lb Zn and considers variable metal recoveries for Ag, Pb and Zn:  oxide and transition mineralization - 75% for silver, 70% for Pb and 65% for Zn; sulphide mineralization - 86% for silver, 91% for Pb and 85% for Zn.

(12) The pit optimization and in-pit base case cut-off grade of 50 g/t AgEq considers a mining cost of US$2.50/t rock and processing, treatment and refining, transportation and G&A cost of US$22.40/t mineralized material, an overall pit slope of 42° for oxide and 48° for transition and metal recoveries. The below-pit base case cut-off grade of 150 g/t AgEq considers a mining cost of US$46.50/t rock and processing, treatment and refining, transportation and G&A cost of US$30.90/t mineralized material.

(13)  The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

Endeavour Silver Corp.	Technical Report
2022 Mineral Resource Estimate - Pitarrilla AG-PB-ZN Project, Mexico

1.6 Recommendations

The Pitarrilla deposit contains within-pit and underground Indicated and Inferred Mineral Resources that are associated with well-defined mineralized trends and models. The deposit is open along strike and at depth.

Given the prospective nature of the Deposit, it is the Author's opinion that the Project merits further exploration and that a proposed plan for further work by Endeavour is justified. A proposed work program by Endeavour will help advance the Project and will provide key inputs required to evaluate the economic viability of the Project.

The Author is recommending Endeavour conduct further exploration, subject to funding and any other matters which may cause the proposed exploration program to be altered in the normal course of its business activities or alterations which may affect the program as a result of exploration activities themselves.

The total cost of the recommended work program by Endeavour is estimated at C$2.8 million. The recommended budget should be sufficient to rehabilitate and expand the existing ramp by 500 m, develop cross-cuts and establish underground drill stations. A 5,000 m underground drill program will focus on resource delineation and improve geological interpretation. An updated mineral resource estimate may need to be completed pending results.

Field exploration activities will consist of geological mapping of the Santa Cecilia and El Consuelo areas, while a regional geology program will develop additional exploration targets proximal to the main deposit.

Schedule “D”

Endeavour Silver Corp.	NI 43-101 Technical Report
Kolpa Project	Executive Summary

1. SUMMARY

SGS Geological Services Inc. ("SGS") was contracted by Endeavour Silver Corp. ("Endeavour" or the "Company") to prepare a National Instrument 43 -101 ("NI 43 -101") Technical Report for the Huachocolpa Uno Mine ("Huachocolpa  Uno" or the "Property") located in the districts of Huachocolpa and Santa Ana, in the province and department of Huancavelica, 490 km southeast of Lima, Peru. Huachocolpa Uno is currently an operating mine.

Endeavour has announce that it has entered into a definitive share purchase agreement (the "Agreement") to acquire all of the outstanding shares of Compañia Minera Kolpa S.A., ("Kolpa") and its main asset the Huachocolpa Uno Mine, from subsidiaries of its shareholders Arias Resource Capital Management and Grupo Raffo (collectively, the "Shareholders") in exchange for total consideration of $145 millio n comprised of $80 million cash and $65 million payable in Endeavour shares (the "Transaction"). In addition, as part of the Transaction, Endeavour has agreed to pay up to an additional $10 million in contingent payments upon the occurrence of certain even ts and Endeavour will also assume approximately $20 million in net debt currently held by Kolpa.

The cash consideration will be funded through a combination of a new copper streaming agreement on copper produced from Kolpa ("Copper Stream") with Versamet Royalties Inc. ("Versamet"), a bought deal financing consisting of subscription receipts for commo n shares of the Company issuable upon closing of the Transaction (the "Subscription Receipts Financing") and cash on hand.

Endeavour is headquartered in Vancouver, British Columbia (1130 - 609 Granville Street Vancouver, B.C., Canada, V7Y 1G5) with management offices in Leon, Mexico and Durango, Mexico.  The Company's common shares are listed on the Toronto Stock Exchange (TSX: EDR) and the New York Stock Exchange (NYSE: EXK).

The Company is engaged in silver mining in Mexico and related activities including property acquisition, exploration, development, mineral extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile and Nevada, USA. The Company's operations are comprised of the Guanaceví and Bolañitos mines located in Durango, Mexico and Guanajuato, Mexico respectively. The Company is developing the Terronera project located in Jalisco State, Mexico (the "Terronera Projec t").

The Company is advancing several other exploration projects in order to achieve its goal to become a premier senior producer in the silver mining sector.

The current technical report is authored by Allan Armitage, Ph.D., P. Geo., ("Armitage"), Ben Eggers, MAIG,P.Geo. ("Eggers"), and Henri Gouin, P.Eng. ("Gouin") of SGS, and Dale Mah, P.Geo. ("Mah") and Donald Gray, SME -RM ("Gray") of (collectively, the "Authors"). Armitage, Eggers and Gouin are independent Qualified Persons as defined by NI 43 -101. Mah and Gray are qualified person as defined by NI 43 -101. However, they are not independent of the Company. Mah is Vice President, Corporate Development for Endeavour and Gray is Chief Operating Officer for Endeavour.

The current Technical Report complies with all disclosure requirements set out in the NI 43 -101 Standards of Disclosure for Mineral Projects. The current Technical Report will be used by Endeavour in fulfillment of their continuing disclosure requirements under Canadian securities laws, including National Instrument 43 -101 - Standards of Disclosure for Mineral Projects. This Technical Report is written in support of the share purchase agreement to acquire all of the outstanding shares of Kolpa and its main asset the Huachocolpa Uno Mine.

Schedule “D”

Endeavour Silver Corp.	NI 43-101 Technical Report
Kolpa Project	Executive Summary

1.2  PROPERTY DESCRIPTION, LOCATION, ACCESS, AND PHYSIOGRAPHY

The Property is located in Comihuasa, Huachocolpa District, Huancavelica Province, Huancavelica Department of Peru, approximately 490 km southeast of Lima and 74 km south of Huancavelica City. The approximate coordinates of the Mine are 501,780m E and 8,55 6,217m N, using the UTM_WGS84 datum, or Latitude 13°04' S and Longitude 74°59' W.

The current Property includes 144 mining rights consisting of: 1 beneficiation concession, 4 mining claims and 139 mining concessions. Kolpa wholly owns 100% in the mining rights. All Mining rights are in good standing as of the effective date of this report. The total effective area of the mining concessions is 25,176.85 ha, and the total effective area of the beneficiation concession is 366.23 ha. A total of 6 3 of the mining rights are part of the Economic Administrative Unit (EAU) "Huachocolpa Uno". The mining rights are in the districts of Huachocolpa and Santa Ana, provinces of Huancavelica and Castrovirreyna, respectively, and department of Huancavelica, Peru.

The current access from Lima is via the asphalted Carretera Central to Huancayo (302 km, 7 hours) and then via an asphalted road to Huancavelica (143 km, 3.5 hours), and finally from Huancavelica to Huachocolpa Uno (74 km, 2.5 hours).

An alternative from Lima is via the highway Panamericana Sur to San Clemente (227 km, 2.5 hours) and then via an asphalted road to Chonta (249 km, 5 hours), and finally from Chonta to Huachocolpa Uno (19km, 1 hour).

The airport "Alfredo Mendivil Duarte" National Airport) is located nearest to the mine in Ayacucho in the department of Ayacucho, approximately 219 km to the east.

Ayacucho is a department of the Republic of Peru located in the south -central part of the country, in the Andean region, bordering Junín to the north, Cuzco to the northeast, Apurímac to the east, Arequipa to the south, Ica to the west and northwest with H uancavelica. With 14 inhabitants/km², it is the seventh least densely populated department, ahead of Pasco, Moquegua, Amazonas, Ucayali, Loreto and Madre de  Dios. The Ayacucho department was founded on April 25, 1822.

With provinces on both sides of the Andes Mountain range (east and west), Ayacucho has an area of 43.8 thousand km², which in terms of extension is similar to that of Denmark or Estonia, and a population in 2007 of 613 thousand inhabitants.

Ayacucho (founded as San Juan de la Frontera de Huamanga on April 25, 1540, and called Huamanga until February 15, 1825) is a Peruvian city, is the capital of the Ay acucho district, of the province of Huamanga and of the department of Ayacucho. It is located on the eastern slope of the Andes Mountain range at an altitude of 2761 m above sea level and is characterized by a temperate and dry climate, with sunshine year -round. It has a total area of 100.37 km² and a total population (2020) of 228,427 inhabitants, with a density of 60 inhabitants/km².

Kolpa's operation includes the following main facilities.

• Approximately, 1,800 tonnes per day (tpd) underground mine

• Operational accesses

• Offices and warehouses

• Accommodations

• Tailings Deposit "D"

• Maintenance workshop

• Power transmission line, high voltage, 60 kV

• Kolpa's 60 kV to 22.9 kV electrical substation.

• Water Treatment Plant (NCD) and Mine Water Treatment Plant

Schedule “D”

Endeavour Silver Corp.	NI 43-101 Technical Report
Kolpa Project	Executive Summary

• Caudalosa Drinking Water Treatment Plant

• Comihuasa Drinking Water Treatment Plant

• Huachocolpa Uno processing stockpile platform

• Huachocolpa Uno processing plant with capacity of approximately 1,800 tpd

• Rublo waste dump

Huachocolpa Uno is in the eastern flank of the Western Cordillera of the Andes, or more precisely, in the inter-cordillera zone of the central Andes of Peru at an average elevation of 4,400 masl. The area is characterized by hillsides with steep to extreme ly steep slopes with frequent rocky outcrops, and colluvial or colluvial -alluvial deposits at the bottom of the slopes. Between the hillsides, there are flat -lying or sloping valley floor surfaces, formed by fluvial -glacial and morainic deposits.

The vegetation is present in lowlands with species such as Stipa, Festuca, Calamagrostis, Astragalus, Dystichia, and Scirpus with poor drainage and permanently wet soil formations (bofedales) with low potential for agricultural use, but generally used for grazing Andean camelids, sheep, and horses.

1.3 HISTORY

The first documented mining activity in the Huachocolpa District dates back to the chronicler Marco Jiménez de la Espada, 1586, who mentioned the Huachocolpa mine in Angaraes, with silver mineralization.

In the year 2000, the Raffo Group consolidated full ownership of the "Huachocolpa Uno" mining unit, including the administration and operation.

In 2016, the private equity fund Arias Resource Capital Management (ARCM), became a shareholder of Kolpa with an investment program of more than US$ 100 million. ARCM provided valuable experience and technical and financial skills specialized in capitalization and value creation associated with the responsible and sustainable operation of mining assets.

ARCM is a private equity fund that invests in mining companies globally with a special focus on Latin America. ARCM is a non -public fund registered with the U.S. Securities and Exchange Commission (SEC). Among the investments made by ARCM are: Largo Inc. and Sierra Metals Inc. Such information can be found in Canada's SEDI system.

In December 2016, Compañía Minera Kolpa S.A. acquired from Compañía de Minas Buenaventura S.A.A. fifteen mining concessions of the "Recuperada Mining Unit", which have geological resources covering an area of 2,674.71 hectares. Through this agreement, Kolpa acquired 100% title to those mining concessions, including the integral and accessory parts, and everything that in fact and by law corresponds or could correspond to them, without any reservation or limitation, and without any additional payment for these and other concepts other than those established in the transfer agreement. (Source: second clause of the transfer contract dated December 29, 2016).

Along with the acquisition of those mining concessions from Compañía de Minas Buenaventura S.A.A. (which resulted in Kolpa's acquisition of the Patara and Escopeta projects), Kolpa received relevant geological and other technical information, such as samplings of underground and surface channels data, diamond drill hole results, IP/resistivity geophysical study and geological mapping for both projects.

Kolpa has operated the Huachocolpa Mining Unit since 2015 with two production zones differentiated by mining method: Underground mine in the Bienaventurada mine and Yen open pit. Additionally, the operation has two new zones named Chonta/Escopeta that will contribute to production in the following years.

Kolpa has operated the Huachocolpa Mining Unit since 2015 with two production zones differentiated by mining method: Underground mine in the Bienaventurada mine and Yen open pit. Additionally, the operation has two new zones named Chonta/Escopeta that will contribute to production in the following years.

Schedule “D”

Endeavour Silver Corp.	NI 43-101 Technical Report
Kolpa Project	Executive Summary

Between 2012 to 2024, approximately 5.8 million tonnes of mineralization have been processed at the Huachocolpa Processing Plant.

1.3.1 HISTORICAL MINERAL RESOURCE ESTIMATES

The MREs presented below were prepared for Kolpa and are considered historical in nature with respect to Endeavour. A qualified person has not done sufficient work to classify the historical resource estimates as current mineral resources or reserves and Endeavour is not treating the historical resource estimates presented here as current mineral resources or reserves. There are no current MREs for the Property. The historical estimates were prepared prior to Endeavour's purchase agreement with Kolpa. Additional diamond drilling, underground channel sampling and mining has been conducted on the Property since the last historical MRE was completed. To upgrade historical estimates to current MREs, Endeavour will need to review all drill data and underground channel sampling completed to date, and revised all geological models, resource models and structural models as well as revised economic parameters for resource reporting. As well, Endeavour is planning on completing additional drilling on the Property before estimating new MREs.

The Property was the subject of an internal technical report in 2023 titled Huachocolpa Uno Preliminary Economic Assessment Project, Project Number 0094 which had an effective date of 31 March 2023 and a report date of 7 May 2024. The report was prepared for Kolpa. The technical report included open pit and underground MREs for 9 deposits on the Property, including Bienaventurada, EM Chonta, Tajo Yen, Escondida, Escopeta, Chonta, Teresita, Yen NE and Rublo. The combined MRE included a Measured + Indicated Mineral Resource of 5 Mt at 2.84 oz/t Ag, 3.07% Pb, 3.28% Zn and 0.24% Cu. In addition to the

Measured + Indicated Mineral Resources, an Inferred Mineral Resource of 4.2 Mt at 3.16 oz/t Ag, 3.43% Pb, 3.25% Zn and 0.21% Cu is accounted for. The MRE was reported using all material (mineralization and waste) within resource shapes generated in MSO, and using geological criteria, resources were classified by mining method. NSR cut -off values of US$34.20/t for underground methods and US$23.30/t f or Yen open cast resources, were used. Mineral resources are estimated using zinc price of US$1.59/lb, lead price of US$1.16/lb, copper price of US$5.36/lb, and silver price of US$31.20/oz. Metallurgical recoveries are based on recovery curves derived from historical processing data.

The MRE was revised in October 2024 (effective August 31, 2024) using an updated DDH and underground channel database (Table 1-1) and the same estimation methodology. The updated MRE included open pit and underground MREs for 11 deposits on the Property, including Bienaventurada, EM Poderosa, Tajo Yen, Escondida, Escopeta, Chonta, Teresita, Yen NE, Rublo, Coricancha and Pepito. Similar to the previous historical MRE , NSR cut -off values of US$34.20/t for underground methods and US$23.30/t for Yen open cast resources, were used.

Table 1-1 Summary of Historical Mineral Resources - Huachocolpa Uno, October

Category	Tonnage (Mt)	Ag (oz/t)	Pb (%)	Zn (%)	Cu (%)	Ag (Moz)	Pb (Kt)	Zn (Kt)	Cu (Kt)
Measured	2.8	4.07	3.99	3.83	0.33	11.3	110.8	106.3	9.2
Indicated	3.5	2.92	3.06	3.07	0.24	10.1	105.7	106.1	8.3
Measured & Indicated	6.2	3.43	3.47	3.41	0.28	21.4	216.5	212.4	17.5
Inferred	5	2.9	3.02	3.37	0.24	14.6	152.3	170	12.1

• The MRE was performed using MineSight (MS) and Leapfrog. 3D vein shells were constructed in Leapfrog Geo, using geological sections, assays results (underground channels and DDH's), lithological interpretation, underground mapping, and structural data. To determine the length of composites samples by domain, the statistic mode of the sample length was used. To correct outliers, the technique of dimensioning from Cumulative Probability Plot (CPP) graphs was applied.

Schedule “D”

Endeavour Silver Corp.	NI 43-101 Technical Report
Kolpa Project	Executive Summary

• Rotated block models of 1 x 3 x 3m were used for the Bienaventurada, Escopeta, Escondida, Teresita, Rublo, Yen NE and Chonta veins coinciding with the vein direction. For Yen Open Cast, unrotated block model of size 1 x 1 x 1 m was used. The reported grade s were estimated using Ordinary Kriging (OK). The block models were validated using industry standard techniques. The resource classification criteria include the distance to the nearest drill hole and the number of samples.

• High-grade assays were capped for Ag, Cu, Pb and Zn to limit the influence of a small number of outliers located in the upper tail of the grade distributions. The raw assays were limited prior to compositing. CPP plots commonly show outliers in the 98th to 99th percentile.

• The Ag, Cu, Pb and Zn grades were estimated using ordinary kriging (OK) in all block models. Inverse distance weighting (IDW) and Nearest neighbour (NN) methodologies were used for estimation comparison and validation. The estimation was performed in four passes, the first one equal to 100% of the variogram range, the second equal to 150% of the variogram range, the third equal to 200% the variogram range, the fourth equal to 1000% variogram range.

• In the block model, most of the veins were assigned the density value by interpolation by the ID method, while in the other veins that did not have a density measurement, the average density of the total data obtained was used (generally 2.90 to 3.00 9g/cm3).

• The classification of the MRE is consistent with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standard definitions for mineral resources and reserves dated May 10, 2014 (CIM definitions, 2014).

• For Bienaventurada Measured was estimated within drilling patterns 20m x 10m x 20m and includes channel sampling at 3m x 6m inside the mining developments levels and sublevels. Indicated was estimated within drilling patterns 40m x 20m x 40m and includes channel sampling at 6m x 12m for the mining development levels. Inferred was estimated with drilling patterns greater than 40m x 20m x 40m and maximum search distances at 70m x 46m x 13m in Bienaventurada.

• For Escondida the drilling pattern and the search distances were the same; however, Escondida did not have channel samples, but only drilling information. Chonta, Escopeta and Rublo were mostly explored by development and channel sampling; no drilling data was available. Measured was defined by development drifts inside the deposit, with channel samples collected 2m x 1m x 6m (levels and sublevels). Indicated was defined by development drifts inside the deposit, with channel samples collected 2m x 1m x 12m (levels). Inferred was estimated with the same channels as Indicated resource with extension search distances 91m x 50m x 10m.

1.4 GEOLOGY AND MINERALIZATION

The Huachocolpa mining district is located on the eastern part of the Cordillera Occidental Mountain range and has a varied geomorphology. Altitudes vary between 4,200 masl and 5,000 masl and are characterized by rugged relief such as mountains, cliffs, and moderate to gentle slopes.

The Andean Cordillera developed as a result of the subduction of the Nazca oceanic plate that produced a compression from east -northeast to west -southwest, which led to a complex sequence of folds and thrusts that stretches along the west coast of Peru. Mountain development initiated in the late Triassic and continues to the present day. Regionally, the lithological sequences consist of a basement of moderately to strongly folded strata of

Paleozoic age, such as pelitic sediments of the Excelsior Group (Devonian) to molasic sedimentation of the Mitu Group (Upper Permian); proceeding to Mesozoic sequences such as marine sedimentary sequences of the Pucara Group (Triassic -Jurassic) to continental and marine facies deposition of the Goyllarisquizga Group and the Chulec and Pariatambo formations, respectively; and, finally, affecting the early and middle Tertiary sequences which are unconformably overlain by late Tertiary volcanic and sedimentary rocks.

Schedule “D”

Endeavour Silver Corp.	NI 43-101 Technical Report
Kolpa Project	Executive Summary

In the Huachocolpa area, the late Tertiary rocks are evidence of an important volcanic and plutonic belt and consist of large volumes of andesite, dacite and rhyodacite type composition that form an interpenetrated complex of domes, plug domes, dikes, flows and composite volcanoes. The intrusive rocks of the belt are represented by bodies such as the Cordillera Blanca batholith in northern Peru. In many locations in the Huachocolpa District the middle and late Miocene and Pliocene volcanic rocks are moderately to strongly propylitized and are cut by a broadly distributed system of Pb -Zn-Ag veins, generally steeply dipping to the east-west, west -northwest or east -northeast. The domes, flows, and breccias also are cut by a distinctive suite of discontinuous and somewhat irregular north -south -trending dacite -rhyodacite dikes and plug domes. In contrast to the rocks that they intrude these dikes and domes are virtually unaltered.

Huachocolpa is sited within the Central Cordillera of Peru along the central part in the recognized Miocene Polymetallic Mineral Belt, including deposits like Yauricocha, Corihuarmi, Marta, Pucajaja, Palkawanka, Julcani, Caudalosa Grande and El Milagro.

The mineralized Huachocolpa Uno deposit is on a sequence of Cenozoic volcanic rocks, belonging to the Huachocolpa Group, locally two units are recognized. At Huachocolpa Uno, Mesozoic sedimentary rocks, Cenozoic igneous rocks, and Tertiary volcano -sedimentary sequences, travertine and Quaternary deposits are identified.

Local structural context predominantly includes sub -vertical structures resulting from compressive stresses relating to the Andean Orogeny. Amongst these we identify the Chonta fault, the Huachocolpa fault, and several other local minor lineaments. Structural controls on mineralization result in well -developed arrays of ENE to NE trending mineralized vein -sets (such as the Bienaventurada vein -set structures). The structural pattern can repeat and extend over other nearby sets of differently oriented structures, resulting in adjoining sequences over -lapping so as to produce a form of `structural pairing. Such structural settings are observed hosting polymetallic mineralization.

During the Tertiary Andean Orogeny Quechua III Stage (4th and final phase), volcanic centers formed, and late minor intrusions occurred, which favored the occurrence of mesothermal to epithermal mineralization, characterized by argillic alteration aureoles.

At Huachocolpa Uno, hydrothermal alteration has been identified adjacent to the mineralized structures from centimeter up to one -meter -wide scale. Argillization, occurs in hypogene and supergene types where hypogene argillization is characterized by the as semblage of feldspars pervasively substituted by clay minerals, especially within the matrix. Silicification, with quartz replacing feldspars, silicification occurs mainly in the Caudalosa 1, Caudalosa 2, Esperanza, Marisol, and Diana vein systems.

Phyllic with a quartz-sericite and potassic alteration assemblage, with variable intensities of strong, moderate, and weak and irregularly distributed throughout the mine area, mainly in association with the Bienaventurada vein. Propylitization, with an epidote -chlorite -pyrite alteration assemblage, mainly observed in the slightly altered areas of the host volcanic rocks.

The above represent the styles of hydrothermal alteration identified in the Bienaventurada and Yen zones, as well as in all the mineralized zones of Huachocolpa Uno.

Regionally, Huachocolpa Uno is localized in the Metallogenic Belt of Central Peru into the Western Polymetallic Sub -province, with more than 150 mining projects with possibilities of discovering Ag -Pb-Zn-Cu-(Au) mineralization. In addition, Huachocolpa Uno is a Polymetallic Epithermal Low Sulfidation deposit, with vetiform style of mineralization occurring as fracture filling by hydrothermal solutions. Geological characteristics (host rock, metallic contents, hydrothermal alterations) are similar to neighboring mineralized deposits such as Recuperada, San Genaro, Caudalosa Grande, El Palomo, Dorita, amongst others.

Schedule “D”

Endeavour Silver Corp.	NI 43-101 Technical Report
Kolpa Project	Executive Summary

Likewise, Huachocolpa Uno contains several systems and multiple structures with different styles of mineralization, including Polymetallic Low Sulfidation Epithermal (LS), Precious Au - Ag LS Epithermal and possibilities of Precious Au-Ag High Sulfidation Epithermal (HS) and Au- Ag-(Cu) Skarn.

The Bienaventurada Vein represents a brecciated structure with mineralization occurring in the form of massive bands, patches, veins, blebs and disseminations composed principally of sphalerite, galena and tetrahedrite. The mineralization generally forms a matrix encompassing sub -angular breccia fragments composed of altered host volcanic rock.

The economic mineralization is composed of filler sphalerite, galena, chalcopyrite and gray copper in the form of massive, crustified, irregular bands, nuclei and disseminations. The gangue comprises of milky quartz, hyaline quartz, kaolin, pyrite, realgar , orpiment, barite, calcite, stibnite and gypsum. Clasts and inclusions of silicified and argilized rock are observed within the mineralized zones. Mineragraphic studies and scanning electron microscope determine the presence of minerals such as: marcasite , pyrrhotite, melnikovite, varieties of lead sulfosalts (bournonite, seligmanite, dufrenoysite, jordanite, gratonite), gray copper (thenantite, tetrahedrite, freibergite, argentotennantite), silver sulfosalts, etc. Microtextures that stand out the most are those of replacement followed by filler, simultaneous growth and coliform indicators.

The host rock is a porphyritic andesitic volcanic, with plagioclase phenocrysts, selectively altered to clay, in some sectors with phyllic alteration and weak to moderate argillic alteration observed adjacent to the phyllic zones. According to microscopic studies, it would be a porphyritic volcanic rock that has undergone a process of hydrothermal alteration. They have generally been altered by hot fluids passing through them, with which the polymetallic mineralization is associated. Argillic alteration, fo llowed to a lesser extent by silicification, predominates on the surface.

Inside the mine there are halos of hypogene alteration made up of sericitization, argilization, silicification and mild potassic -adularia that are distributed indistinctly throughout the mine. Propyllitic alteration occurs in the weakly altered host rocks.

A selected sample was taken in TJ 856 of the Bienaventurada Este Techo 1 vein. This vein is an offshoot (or splay) off the Bienaventurada vein. The sample was collected for the study of fluid inclusions to determine the continuity of the mineralization and to help determine the orientation of mineralized shoots below the elevation 4330 masl. The economic mineralization occurs as: galena, sphalerite (mainly of the blonde blende variety), gray coppers and a lesser proportion of chalcopyrite. Gangue minerals are generally milky quartz in massive compact form filling the available structures; and also, in smaller quantities, hyaline quartz crystallized in small geodes.

The Rublo vein is the master vein in all of the Yen mineralized system. Relative to the rest of the veins, it moved dextrally normal, forming sigmoid or tensional veins like for example: Leticia vein, Fortuna vein, Fortuna Norte vein, Tapada and Tapada Norte vein.

Yen's polymetallic mineralogy is similar across its length with variations in concentration. The hydrothermal fill concentrates massive white quartz and druse quartz, with barite and calcite. The observed mineralization textures of sphalerite, galena, argentiferous galena, chalcopyrite, pyrite, realgar, and orpiment, are massive, banded, stockwork and implosion breccia -like.

Mineralization at Huachocolpa Uno shows general geologic, structural and mineralogical characteristics of low sulfidation epithermal deposits.

Schedule “D”

Endeavour Silver Corp.	NI 43-101 Technical Report
Kolpa Project	Executive Summary

1.5 EXPLORATION

Kolpa initiated exploration in 2016. Exploration methods have included geological mapping, surface channel sampling, and geophysics in addition to diamond drilling from surface and underground. Surface mapping programs were completed by Kolpa from 2018 to 2021, with surface geochemical sampling programs completed in 2019 to 2023, and a substantial geophysical program (resistivity, IP, magnetics) was completed in 2018. The Huachocolpa Uno Project has significant exploration potential with multiple exploration targets on the Property, classified as Near Mine, Brownfield, and Greenfield targets.

1.6 DRILLING

The Huachocolpa Uno Project drilling database utilized for the estimation of historical resources has been limited to drilling completed between 2001 and 2024 by Compañía Minera Caudalosa S.A. and Compañía Minera Kolpa S.A. Effective December 31, 2024, the Huachocolpa  Uno database contains results from over 716 drill holes totaling 187,131.71 m. All drill holes included in this dataset correspond to diamond core drilling methods.

Of the total drilling, over 594 holes were completed from underground workings within the Bienaventurada mine totaling 161,602.31 m, and over 112 holes were completed from surface at the Yen Project totaling 25,529.40 m. Compañía Minera Kolpa S.A. has completed over 556 holes for 153,45.65 m for diamond drilling. Only drilling annual meterage totals are available for 2023 and 2024 and exact drill hole counts are not currently available for these years.

In addition to diamond drilling, a total of 39,971 channel samples totaling 52,621 m were collected from 2004 to 2021. Of these, 38,677 channel samples (51,821 m, 96.8%) were collected at the Bienaventurada mine, 688 channel samples (533 m, 1.7%) were collected at the Chonta mine, 606 channel samples (267 m, 1.5%) were collected at the Escopeta project.

1.7 MINERAL PROCESSING AND METALLURGICAL TESTING

Metallurgical test work is limited for the Property. However, a process plant has been running successfully on the Property for a number of years. A summary of the processing plant performance since 2016 is provided in Table 1-2. The feed rate has increased since 2020. Concentrate production has accordingly increased.

The current process plant is suitable for continuing operations.

Table 1-2 Processing Plant Historical Record Performance

Metric	2016	2017	2018	2019	2020	2021	2022	2023	2024
Tonnes Processed	283,714	283,445	326,005	400,117	455,564	593,545	631,455	661,535	686,503
Head Grade Ag (opt)	3.39	3.80	3.99	3.40	2.26	2.04	2.66	3.06	3.30
Head Grade Pb (%)	4.21	3.34	3.07	3.60	2.92	2.44	2.85	2.90	3.08
Head Grade Zn (%)	3.91	3.74	3.04	2.48	2.87	2.44	2.02	2.12	2.13
Head Grade Cu (%)	0.45	0.33	0.26	0.27	0.27	0.22	0.18	0.18	0.18
Recovery Ag (%)	81.36	81.40	82.92	90.67	89.21	86.58	85.35	89.14	89.88
Recovery Pb (%)	85.95	86.15	90.13	94.53	91.50	89.60	89.98	92.82	93.79
Recovery Zn (%)	84.85	80.96	81.96	81.40	84.84	82.99	82.15	83.91	85.82
Recovery Cu (%)	54.05	52.73	67.98	63.32	56.23	47.04	33.01	44.33	42.54
Produced Ag (oz)	783,664	853,849	1,070,030	1,237,452	863,159	1,049,111	1,431,962	1,805,663	2,037,053
Produced Pb (tonnes)	10,255	8,065	8,998	13,623	12,158	12,971	16,202	17,825	19,820
Produced Zn (tonnes)	9,415	8,394	8,052	7,943	11,011	12,028	10,488	11,746	12,554
Produced Cu (tonnes)	688	492	602	95	690	608	379	522	518
Produced AgEq (oz)	2,812,087	2,536,298	2,827,071	3,153,182	3,206,687	3,532,924	3,916,593	4,599,018	5,066,852

Silver equivalent ounces (AgEq) are calculated using the following formula:(Pb tonnes × $1,984 + Zn tonnes × $2,755 + Cu tonnes × $9,369) ÷ $26 + Ag ounces.

Schedule “D”

Endeavour Silver Corp.	NI 43-101 Technical Report
Kolpa Project	Executive Summary

1.8 MINERAL RESOURCE ESTIMATE

There are no current Mineral Resource Estimates on the Property

1.9 MINERAL RESERVE ESTIMATE

There are no current Mineral Reserve Estimates on the Property

1.10 MINING METHODS

Kolpa has operated the Huachocolpa Uno mining property since 2015, with two distinct production areas: the Bienaventurada underground mine and the Yen open pit. Average production is approximately 1,200 tpd from underground operations and 300 tpd from the open pit.

Mine production at the Bienaventurada underground mine uses a combination of longhole stoping, with stope heights ranging from 8 to 11 m, and conventional cut -and-fill mining with 2 m vertical cuts. Mechanized equipment is used primarily for mucking material from development headings and stopes. Both methods are backfilled with waste rock generated from development and stoping activities, placed using mechanized equipment. Waste rock from development is sufficient to meet backfill requirements; no material is backhauled from the surface. Current underground operations reach depths of up to 500 m.

Mineralization is hauled to surface and transported to the processing plant, located approximately 3 km from the portal.

The Yen open pit is mined using conventional mechanized methods with 15 m³ or 30 -tonne dump trucks. The pit is designed with 5 m high benches, a 45° inter -ramp angle, and 6 m -wide one -way ramps. Two access ramps connect the pit to the processing plant for haulage.

The Property is an operating mine, and production is expected to continue. The mining methods in use are appropriate for sustained operations.

1.11  RECOVERY METHODS

Kolpa conducts exploration, exploitation and beneficiation of polymetallic minerals with high contents of lead, silver, zinc and copper, to produce and market concentrates of copper (Cu), lead (Pb) and zinc (Zn).

New and replacement processing equipment procurement is progressing to expand milling capacity from 1,800 tpd to 2,500 tpd

The following sections describe the 1,800 tpd processing flowsheet and the flowsheet for the expansion to 2,500 tpd, including equipment, key consumables and utilities for the concentrator at the Huachocolpa Unit.

The existing concentrator plant beneficiates the polymetallic mineralized material  using a conventional selective flotation process to obtain a bulk concentrate that is subsequently separated into lead -copper and zinc concentrates. The concentrator plant performs the following processes:

• Crushing.

• Grinding and classification to the pulp.

• Bulk flotation Cu -Pb-Ag.

• Separation Pb -Cu.

• Flotation Zn.

• Thickening and filtering of the Zn, Pb and Cu concentrates.

• Classification, transport and tailings disposal.

Schedule “D”

Endeavour Silver Corp.	NI 43-101 Technical Report
Kolpa Project	Executive Summary

The current process design is suitable for continued operation on the Property.

1.12 PROJECT INFRASTRUCTURE

The Huachocolpa Uno Mining Unit has sufficiently sized and maintained infrastructure to conduct mining activities responsibly and sustainably as well as socially and environmentally compliant.

1.12.1 ACCESS AND ROADS

The Huachocolpa Uno Mining Unit is easily accessible from Lima and any other city on the Peruvian coast, also from the center of the country, through paved national public roads. The last stretch of 19 km is on a departmental road, which the Regional Government maintain in good condition, that reaches the Mining Unit entrance; Kolpa has constructed gravel roads and paved roads to access the Mine, Plant, tailing facilities, waste dumps and other facilities.

1.12.2 POWER

The electricity is supplied via the national power grid form major producers through long -term contracts.

These long -term supply contracts are being extended until December 2025.

To supply power to the Mining Unit, KOLPA acquired a 60 -Kv line that transports energy from Huancavelica to the substation that Kolpa constructed and reduces energy from high voltage 60 Kv to medium voltage in 22.9 Kv. The average monthly electricity consumption of the Mining Unit is 5.5 KWH. The Mine consumes approximately 60% and the Concentrator Plant approximately 40%.

Three backup diesel generators with total 1.5 MW capacity of are maintained and available.

The existing power systems are suitable to meet the requirements for the 2,500 tpd expansion.

1.12.3 WATER SUPPLY

The project has four water -use licenses that include consumption purposes (0.6 L/s and 0.55 L/s), mining (1,034 L/s) and industrial (15 L/s) mainly from springs (Bienaventurada 1, 2 Bienaventurada 3, Chipchilla, Poderosa, Rublo) and the Escalera River. In recent years the water for the mining operations is recirculated from the Centralized Pumping System inside the underground mine, where water infiltrating into the operating areas is directed to the treatment sumps located at level NV 4230. In these sumps, the suspended solids are removed, and the pH is adjusted; some water is reused for the equipment operation, and for drilling, dust control and concrete and shotcrete supply some water is pumped to the surface t for treatment at mine water treatment plant (N CD Plant) to ensure effluent compliance limits are met.

Water treated at the NCD Plant is used at the Concentrator Plant and any excess is discharged into the river, at the V -01 discharge point, complying with the standards and a permit limit approved by the environmental authorities. Due to the large amount of water reuse, water consumption from natural sources is very low and mainly for human consumption.

The plan is to increase the water treatment plant capacity to 120 L/s for the 2,500 tpd expansion.

1.12.4 WASTE DUMP

The Project currently uses the Rublo Alto waste deposit to deposit waste material not used as backfill in the mine; this waste deposit has a capacity of 575,812 m3 and the DD -15 waste deposit has a storage capacity of 415,000 m3. Additionally, permits were applied for the construction and operation of DD -01 with a capacity of 791,340 m3 and DD -60 with a capacity 337,710 m3, DD-61 with a capacity 419,466 m3. The waste dump projects to meet the life -of-mine waste generation.

Schedule “D”

Endeavour Silver Corp.	NI 43-101 Technical Report
Kolpa Project	Executive Summary

1.12.5 MINERAL STOCKPILE

The mineral extracted from the Mine is transported to the stockpile area located in Comihuasa, for classification and blending prior to delivery to the concentrator plant. The stockpile location has an area of 10,000 m2 and an approximate storage capacity of 30,000 tonnes.

1.12.6 TAILING STORAGE FACILITIES

The tailing storage facilities planned for the LOM are designated as "D" and "C". The tailing deposit "D" built in 2018 has been designed in five stages for a total life of 12 years at current production levels.

Engineering studies have been undertaken for each TSF project. The Stage IV study was completed in January 2022.

The tailing deposit "C" had a storage capacity for six (06) months with the current production levels. Deposit "C" has environmental permits and controls and serves as a contingency for the operation. The deposited tailings are thickened and cycloned.

Design concepts have been prepared for future expansions to phases VI, VII and VIII. The need for these expansions will include plans for using tailing to prepare backfill for the underground mine once the paste fill plant is constructed.

1.12.7 BUILDINGS

The buildings and facilities for the Huachocolpa Uno Mining Unit are built along the Escalera River ravine, in two well -defined areas:

• In the area called Caudalosa, where the Bienaventurada mine is located, the facilities include warehouses, explosives magazines, workshops, offices, dining rooms, and camps. The Caudalosa camp will be expanded to accommodate a maximum 1,200 workers for the 2,500 tpd expansion.

• In the area called Comihuasa, facilities include the concentrator plant, tailings "D" and "C", mineral stockpile, Kolpa electrical substation, fuel station, water treatment plant, tailing thickener, drinking water treatment plant, workshops, medical center , chemical laboratory, metallurgical laboratory, offices and camps. The camp will be expanded to accommodate 500 workers for the 2,500 tpd expansion.

Current site infrastructure is suitable for continuing operations.

1.13 MARKET  STUDIES  AND CONTRACTS

Endeavour has reviewed market studies for commodities and price outlook. The long -term markets for lead, zinc, copper, and silver are influenced by demand growth in industries like construction, electronics, renewable energy, and electric vehicles (EVs), a s well as supply constraints, geopolitical factors, and environmental regulations. The outlook for lead is likely to remain relatively stable, while zinc could see moderate increases due to supply constraints. Copper demand is expected to grow due to structural supply deficits and silver prices are likely to trend upwards in the long term due to industrial demand, and its role as a hedge against inflation. The Author s have reviewed the studies and analysis. It is the Authors's opinion that the results support the long -range pricing assumptions and other marketing premises used in this technical report.

Schedule “D”

Endeavour Silver Corp.	NI 43-101 Technical Report
Kolpa Project	Executive Summary

Zinc prices are currently in the range of US$ 1.30 -1.47/lb, having reached a 2022 high of US$ 2/lb in April 2022.

Smelter treatment charges (TCs) have experienced a volatile market over the last 16 months, with zinc supplies in deficit, leading to lower smelter Spot treatment charges (and in some limited cases, negative TCs). As of the last quarter of 2024, zinc supply appears to be in a deficit situatio n for the near term and stabilizing in the longer term.

Existing sales agreements are expected to continue in the near term and may require updating upon expiry.

Lead prices are currently in the range of US$ 0.90 - 1.10/lb.

As stated above, although lead is not in the same supply deficit as zinc, treatment charges have experienced volatility to lower prices over the last 16 months, but existing sales agreements are expected to continue in the near term.

Transport and shipping costs are the same as those for the zinc concentrates. No lead smelter is currently operational in Peru, so it is presumed that the concentrates referred to in this study will be shipped to Asia. Copper prices over the last 18 months range from US$ 4.00 - 5.05/lb.

Copper prices have shown a strong performance in international markets. The copper market is exhibiting a long -term supply deficit, and the same volatility exists in smelter charges as for zinc and lead.

The metal prices used for the mining inventory estimation are from projections considered reasonable by Kolpa. Table 19-1 presents the metal prices used in the economic analysis derived from JP Morgan data.

Kolpa has a number of contracts in place with international commodity traders.

Treatment and refining charges for lead -silver -gold concentrates as well as zinc concentrates have been estimated in accordance with Kolpa's current agreement with international traders.

The main assumptions are:

• Transportation Cost is $48/tonne of concentrate.

• Treatment Cost for the Concentrate of Zinc assumed for the LOM is $150 per tonne

• Treatment Cost for the Concentrate of Lead assumed for the LOM is $101 per tonne

• Refining Cost for the Silver in the Lead Concentrate assumed for the LOM is $32 per tonne

• Treatment Cost for the Concentrate of Copper is assumed for the LOM is $108 per tonne.

• Refining Cost for the Silver in the Copper Concentrate assumed for the LOM is $101 per tonne.

• Refining Cost for the Copper in the Copper Concentrate assumed for the LOM is $55 per tonne.

A summary of the payability factors, treatment/refining charges (TC/RC) and penalties for Zn concentrate,

Regarding concentrate quality, it is noted that the metal contents have generally been constant for the lead, copper and zinc.

1.14 ENVIRONMENTAL, PERMITTING AND SOCIAL CONSIDERATIONS

Kolpa conducts its mining and production activities within the EAU, in full compliance with Peruvian environmental and metallurgical regulations. The company prioritizes health and safety, environmental protection, cultural heritage preservation, and sustainable development.

Schedule “D”

Endeavour Silver Corp.	NI 43-101 Technical Report
Kolpa Project	Executive Summary

Mining in Huachocolpa Uno dates back to colonial times. In the mid -20th century, with support from the Mining Bank of Peru, the Huachocolpa Mineral Concentrator Plant S.A. (Comihuasa) was established, driven by contributions from small mining companies, including Caudalosa.

Today, Kolpa extracts polymetallic minerals from the Bienaventurada vein using underground mining methods such as Cut and Fill and Sublevel Stoping. The process includes exploration, drilling, blasting, hauling, and transportation from the Bienaventurada mine to the Comihuasa concentrator plant.

At the concentrator plant, the mill feed undergoes selective flotation through crushing, grinding, flotation, thickening, and filtering to produce lead, zinc, and copper concentrates with silver content. These concentrates are then transported in covered vehicles for commercialization.

Kolpa recognizes the importance of building transparent and trusting relationships with the local communities in its area of influence. The company is committed to fostering strategic alliances between Kolpa, the State, and local communities to promote sustainable development.

As part of this commitment, Kolpa prioritizes:

• Maintaining open dialogue and mutual respect with local communities.

• Fulfilling social commitments and continuously supporting community development programs.

• Delivering both short - and long -term benefits to the communities in its area of influence.

• Focus on the Huachocolpa Community

Kolpa's mining operations take place in the Huachocolpa district, where surface lands are owned by the local community ("comunidad campesina"). This community consists of nine annexes and is governed by a central leadership body.

Given this structure, Kolpa's social programs are primarily focused on supporting the Huachocolpa community, including the successful implementation of several development initiatives.

1.15 RECOMMENDATIONS

The Huachocolpa Uno Mine property contains significant historical open pit and underground mineral resources that are associated with well -defined mineralized trends and geological models. The mine is currently in production and has been operated privately under fully consolidated ownership since 2000. Between 2012 to 2024, approximately 5.8 million tonnes of mineralization have been processed at the Huachocolpa Processing Plant.

Additional work is recommended to upgrade historical mineral resources to current NI 43 -101 compliant mineral resources, and to optimize the operation and improve margins:

The Huachocolpa Uno Mine property contains significant historical open pit and underground mineral resources that are associated with well -defined mineralized trends and geological models. The mine is currently in production and has been operated privately under fully consolidated ownership since 2000.

Between 2012 to 2024, approximately 5.8 million tonnes of mineralization have been processed at the Huachocolpa Processing Plant.  Additional work is recommended to upgrade historical mineral resources to current NI 43 -101 compliant mineral resources, and to optimize the operation and improve margins:

1.15.1 MINERAL RESOURCE ESTIMATE

• Review the current drill hole and underground channel sampling data and QA/QC data completed to date, revise geologic models, mineral resource models and structural models, and estimate mineral resources using the updated data, models and updated metal prices, recoveries and economic parameters, such as current mining and processing costs and G&A costs.

Schedule “D”

Endeavour Silver Corp.	NI 43-101 Technical Report
Kolpa Project	Executive Summary

1.15.2 MINING

• Complete infill drilling plans to convert Inferred resources to Indicated or Measured and possibly add new areas to the mining inventory.

• Evaluate increasing the Sub -level stoping percentage of total mine production. Trial mining had been undertaken in Bienaventurada to demonstrate the viability of increasing the sublevel designed height to 14 meters, which increases productivity while reducing operating costs. This concept can be applied to other veins as well.

• Complete a paste backfill study including tailing characterization and strength test work, paste plant design, reticulation system design, and capital and operating cost estimates.

• Complete a life of mine (LOM) plan that includes updated cut -off values, potential mineralized material sorting benefits, paste backfill, and incorporates geotechnical parameters developed in the ground control management plan for estimating mineral reserves.

• Complete an updated ground control management plan that defines level spacing and stope dimensions, development offsets, and ground support standards.

1.15.3 METALLURGY AND PROCESSING

• Complete a technical and economic evaluation of the mineralized material sorting concept to upgrade mill head grade.

• Perform multi -element analyses for different vein system to fully understand the mineralization.

• Conduct metallurgical testing for the different vein and mineral sources to improve recovery and understand how other metals such as gold could be recovered and improve the NSR and lower cut-off values.

• Conduct a comprehensive risk -based review of the tailing facility and plans to convert from a conventional subaerial deposition to a filtered tailing deposition.

• Update the existing tailing facility design and operating parameters to mitigate risks identified, ensure stability and maximize tailing storage volume using the current facility.

Table 1-3 summarized the estimated cost for the recommended future work on Huachocolpa.

Table 1-3 Huachocolpa Uno Mine 2025 -2026 Work Plan Budget

2025-2026
Item	Unit	Cost
Data compilation and review, geology and resource modeling, resource estimation, NI 43-101 Technical Report	1	$80,000 - $100,000
Infill Diamond Drilling	26,000 m - 30,000 m	$2,800,000 - $3,300,000
Infill Drilling Assays	7,000 - 8,000	$315,000 - $360,000
Geological Compilation and Resource Estimation	1	$250,000 - $300,000
Paste Backfill Study	1	$300,000 - $500,000
LOM Plan	1	$200,000 - $300,000
Ground Control Management Plan	1	$300,000 - $350,000
Mineralized Material Sorting Economic Analysis	1	$80,000 - $120,000
Multi-Element Analyses	1	$100,000 - $150,000
Metallurgical Testing	1	$200,000 - $400,000
Tailing Facility Risk Review	1	$120,000 - $150,000
Tailing Facility Design	1	$600,000 - $800,000
Total		$5,345,000 - $6,830,000

Schedule “E”

Audit Committee Charter

Audit Committee Charter

1. Mandate

The Audit Committee (the "Committee") has oversight responsibility for the adequacy and effectiveness of the accounting and financial reporting processes of Endeavour Silver Corp., (the "Company") by providing oversight of senior management and the external auditor relating to:

(a) maintaining necessary books, records and accounts to accurately and fairly reflect the Company's transactions for financial accounting and reporting process to shareholders and regulatory bodies;

(b) maintaining effective internal control over accounting processes and financial reporting, including adequate control environment and processes for assessing the risk of material misstatements in the financial statements and for detecting control weaknesses or fraud;

(c) financial and controls audit process, review and audit finding reports and other matters that may arise; and

(d) overseeing (i) the integrity of the Company's financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independent auditor's qualifications and independence, and (iv) the performance of the Company's internal audit function and independent auditors.

The Committee provides assurance to the board of the Company (the "Board") that processes, internal controls and procedures are operating effectively, thus enabling the Company to assume the necessary risks to successfully operate the business and meet objectives.

2. Composition

The Committee shall consist of a minimum of three directors of the Company, all of whom are "independent" within the meaning of National Instrument 52-110 - Audit Committees in Canada, subject to the following and any further applicable requirements under United States securities laws and regulations and the policies of the New York Stock Exchange.

(a) all members of the Committee shall be independent in accordance with the requirements of Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, and the rules of the New York Stock Exchange;

(b) all members of the Committee will be financially literate as defined by applicable legislation, as determined by the Board. If, upon appointment, a member of the Committee is not financially literate as required, the person will be provided a three-month period in which to achieve the required level of literacy;

(c) at least one member of the Committee must have accounting or related financial management expertise, as determined by the Board; and

(d) at least one member of the Committee must be an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K ("Regulation S-K") under the United States Securities Act of 1933, as amended and has financial management expertise under the rules of the New York Stock Exchange. A person who satisfies this definition of audit committee financial expert will also be presumed to have accounting or related financial management expertise.

                Endeavour Silver Corp.

Endeavour Silver Corp.	Audit Committee Charter

3. Term of Office

The members of the Committee will be appointed or re-appointed by the Board immediately following the Annual General Meeting of the Company. Each member of the Committee will continue to be a member thereof until such member's successor is appointed, or until such member resigns or is removed by the Board. The Board may remove or replace any member of the Committee at any time with or without cause. However, a member of the Committee will automatically cease to be a member of the Committee upon either ceasing to be a director of the Board or ceasing to meet the requirements of applicable laws governing the Company, stock exchanges on which the Company's securities are listed and applicable securities regulatory authorities. Vacancies on the Committee will be filled by the Board.

4. Committee Chair

The Board or the members of the Committee will elect by majority vote a chair of the Committee (the "Chair") from the members of the Committee. The fundamental responsibility of the Chair is to be responsible for the management and effective performance of the Committee and provide leadership to the Committee in fulfilling its mandate and any other matters delegated to it by the Board. It is the responsibility of the Chair to:

(a) schedule all meetings of the Committee and provide the Committee with a written notice and agenda for all meetings;

(b) lead the Committee in annually reviewing and assessing the adequacy of its mandate and evaluating its effectiveness in fulfilling its mandate;

(c) report to the Board after each Committee meeting, including recommendations on any specific decisions or actions the Board should consider;

(d) work with the Chair of the Board, the Chief Executive Officer, the Corporate Secretary, and Chief Financial Officer if necessary, to establish the frequency of the Committee meetings and the agendas for the meetings;

(e) provide leadership to the Committee and preside over Committee meetings;

(f) facilitate the flow of information to and from the Committee and foster an environment in which Committee members may ask questions and express their viewpoints; and

(g) take such other steps as are reasonably required to ensure that the Committee carries out its mandate.

5. Meetings

The Committee will meet at least quarterly, with additional meetings as deemed necessary by the Committee. If the Committee Chair is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the Committee may choose one of their members to chair the meeting. A quorum for meetings will be a majority of the members of the Committee, present in person or via communication devices that permits all persons participating in the meeting to speak to and hear each other. The Committee will maintain written minutes of its meetings and any other records as it deems appropriate. The minutes and records will be filed with the minutes of the meetings of the Board. The Committee will make regular reports of its meetings to the Board, directly or through its Chair, accompanied by any recommendations to the Board approved by the Committee.

                Endeavour Silver Corp.

Endeavour Silver Corp.	Audit Committee Charter

6. Authority

The Committee shall have the authority to:

(a) Select and retain an independent registered public accounting firm to act as the Auditor for the purpose of auditing the Company's annual financial statements, books, records, accounts and internal controls over financial reporting. The authority for annual financial statements shall rest with the Board;

(b) Terminate the Company's independent auditors, if necessary;

(c) Pre-approve non-audit services as may be delegated by the Committee to one or more independent members of the Committee, provided that such pre-approval must be presented to the Committee's first scheduled meeting following such pre-approval. Pre- approval of non-audit services is satisfied if:

(i) the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than 5% of the total amount of fees paid by the Company and subsidiaries to the Company's external auditor during the fiscal year in which the services are provided;

(ii) the Company or a subsidiary did not recognize the services as non-audit services at the time of the engagement; and

(iii) the services are promptly brought to the attention of the Committee and approved, prior to completion of the audit, by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Committee;

(d) engage independent counsel and other advisors as it determines necessary to carry out its duties;

(e) set and pay the compensation for any advisors employed by the Committee;

(f) communicate directly with the internal and external auditors of the Company, or any persons of the Company as needed;

(g) invite external or internal advisor(s), including any member of the management team or other person, to attend part or all of any meetings of the Committee to make presentations, participate in discussions, or provide information and assistance to the Committee as required;

(h) call upon and have access to resources for additional information or advice, including engaging external consultants; and

(i) have unrestricted access to employees and records of the Company to the fullest extent permitted by law and is authorized to take advice from external parties as appropriate at the Company's expense.

The Committee provides assurance to the Board that processes, controls and procedures are operating effectively, thus enabling the Company to assume the necessary risks to successfully operate the business and meet objectives.

                Endeavour Silver Corp.

Endeavour Silver Corp.	Audit Committee Charter

7. Committee Responsibilities and Duties

The Committee's duty is to monitor and oversee the operations of management and the external auditor. Management is responsible for establishing and following the Company's internal controls and financial reporting processes and for compliance with applicable laws and policies. The external auditor is responsible for performing an independent audit of the Company's financial statements in accordance with generally accepted auditing standards, and for issuing its report on the statements. The external auditor must report directly to the Committee.

The Committee should review and evaluate this Charter on an annual basis and recommend any proposed changes to the Board for approval in accordance with the requirements of applicable laws governing the Company, stock exchanges on which the Company's securities are listed and applicable securities regulatory authorities.

The specific duties of the Committee are as follows:

(a) Management Oversight:

(i) review and evaluate the Company's processes for identifying, analyzing and managing financial risks, including information security, artificial intelligence and cyber risks that may prevent the Company from achieving its objectives;

(ii) review and evaluate the Company's internal controls, as established by management;

(iii) review and evaluate the Company's insurance policies, as established by management;

(iv) review privacy cyber security risk exposures and measures taken to protect the security and integrity of the Company's management information systems and Company data;

(v) meet with the external auditor at least once a year in the absence of management;

(vi) request the external auditor's assessment of the Company's financial and accounting personnel;

(vii) review and evaluate the adequacy of the Company's procedures and practices relating to currency exchange rates;

(viii) oversee an internal audit function to provide management and the audit committee with ongoing assessments of the Company's risk management processes and system of internal control; and

(ix) discuss policies with respect to risk assessment and risk management.

(b) External Auditor Oversight:

(i) direct the Board as to the selection and, where applicable, the replacement of the external auditor to be appointed or nominated annually for shareholder approval;

(ii) set the compensation to be paid to the external auditor and direct the payment of such compensation;

                Endeavour Silver Corp.

Endeavour Silver Corp.	Audit Committee Charter

(iii) review and evaluate the external auditor's process for identifying and responding to key audit and internal control risks;

(iv) review the scope and approach of the annual audit;

(v) inform the external auditor of the Committee's expectations;

(vi) meet with the external auditor at least once a year in the absence of management; and

(vii) review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company; and

(viii) as needed, to obtain and review a report by the external auditor that describes:

(1) the external auditor's internal quality control procedures,

(2) any material issues raised by the most recent internal quality control review, peer review or Public Company Accounting Oversight Board review or inspection of the external auditor or by any other inquiry or investigation by governmental or professional authorities in the past five years regarding one or more audits carried out by the external auditor and any steps taken to deal with any such issues, and

(3) all relationships between the external auditor and the Company or any of its subsidiaries; and to discuss with the external auditor this report and any relationships or services that may impact the objectivity and independence of the external auditor.

(c) Review the independence of the external auditor on an annual basis:

(i) review with the external auditor both the acceptability and the quality of the Company's financial reporting standards;

(ii) resolve any disagreements between management and the external auditor regarding financial reporting;

(iii) review and pre-approve all audit and audit related services and recommend to the Board the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditor to the Company and its subsidiaries; and

(iv) confirm with the external auditor that the external auditor is independent and is ultimately accountable to the Board and the Committee as representatives of the shareholders.

(d) Financial Reporting Oversight:

(i) review with management and the external auditor the Company's annual and interim financial statements, management's discussion and analysis, any annual and interim profit or loss press releases and any reports or other financial information to be submitted to any governmental and/or regulatory body, or the public, including any certification, report, opinion, or review rendered by the external auditor, for the purpose of approval or recommending their approval to the Board prior to their filing, issue or publication;

                Endeavour Silver Corp.

Endeavour Silver Corp.	Audit Committee Charter

(ii) ensure that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements (other than the public disclosure referred to in (i) above), as well as review any financial information and earnings guidance provided to analysts and rating agencies, and periodically assess the adequacy of those procedures;

(iii) discuss with the external auditor the quality and the acceptability of the International Financial Reporting Standards applied by management; and

(iv) review with management and the external auditor:

(A) any major issues regarding accounting principles and financial statement presentation, including any significant changes in the Company's selection or application of accounting principles;

(B) major issues as to the adequacy of the Company's internal controls and any special audit steps adopted in light of material control deficiencies;

(C) any significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including the effects of alternative IFRS methods; and

(D) the effect of regulatory and accounting initiatives and off-balance sheet structures on the Company's financial statements.

(e) "Whistleblower" Procedures:

(i) establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, financial disclosure, or auditing matters;

(ii) establish procedures for the confidential, anonymous submission by employees and representatives of the Company of concerns regarding questionable accounting, auditing or financial reporting and disclosure matters. For more information, see the Company's Whistleblower Policy; and

(iii) investigate concerns, complaints and reports in respect of accounting and auditing matters submitted under the Company's Whistleblower Policy.

In all cases, the Committee will make recommendations, where appropriate, to the management of the Company and/or to the Board. The Board and management of the Company will ensure that the Committee has adequate funding to fulfil its mandate.

8. Revisions

Last updated and approved by the Board on August 12, 2025.

                Endeavour Silver Corp.